2002

Rogers Communications Inc.

Annual Financial Statements and
Management’s Discussion and Analysis

CONSOLIDATED FINANCIAL SUMMARY
MANAGEMENT’S DISCUSSION AND ANALYSIS
MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
AUDITORS’ REPORT TO THE SHAREHOLDERS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED STATEMENTS OF DEFICIT
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIVE-YEAR FINANCIAL SUMMARY
MD&A and Audited Financial Statements

CONSOLIDATED FINANCIAL SUMMARY

(In millions of dollars, except per share amounts)
Years ended December 31,	2002	2001

Income Statement
Operating revenue	$4,323.1	$3,912.7
Operating profit[1]	1,141.6	952.5
Net income (loss) for the year[2]	312.0	(464.4)
Loss for the year before non-recurring items[4]	(363.0)	(425.6)
Per Share Data (Basic)
Net income (loss) for the year	$1.05	$(2.56)
Loss for the year before non-recurring items	(2.11)	(2.37)
Changes in Financial Position
Cash flow from operations[3]	$642.4	$470.5
Property, plant and equipment expenditures	1,262.0	1,420.7
Balance Sheet
Total assets[2]	$8,524.5	$8,810.4
Property, plant and equipment, net	5,052.0	4,717.7
Long-term debt	5,687.5	4,990.4
Shareholders’ equity[2]	1,404.0	2,304.3

1	Operating profit is defined herein as operating income before depreciation, amortization, interest, income taxes, non-operating items and non-recurring items (as detailed below) and is a standard measure that is commonly reported in the communications industry to assist in understanding and comparing operating results. Operating profit is not a defined term under generally accepted accounting principles (“GAAP”). Accordingly, this measure should not be considered as a substitute or alternative for net income or cash flow, in each case as determined in accordance with GAAP. See “Reconciliation to Net Income (Loss)” for a reconciliation of operating profit to net income (loss) under GAAP as found on page 15.

2	Effective January 1, 2002, the Company adopted the amendments to Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1650 on foreign currency translation. As a result of this adoption, the Company’s 2001 results have been restated. For further details, see Note 2(E) to the Consolidated Financial Statements.

3	Cash flow from operations before changes in working capital amounts.

4	Non-recurring items for the periods presented are as follows. Further information on these items can be found in the “Other In come and Expense” section.

(in thousands)
Years Ended December 31,	2002	2001

Net income (loss) for the year	$312,032	$(464,361)
Workforce reduction costs	5,850	13,078
At Home termination costs	–	43,974
Cablesystem integration costs	–	16,462
Wireless CRTC contribution liabilities	6,826	–
Wireless change in estimates of sales tax liability	(19,157)	–
Gain on disposition of AT&T Canada Deposit Receipts	(904,262)	–
Loss (gain) on sale of assets and investments	565	(23,253)
Gain on sale of subsidiaries	–	(86,198)
Writedown of investments	300,984	61,200
Gain on repayment of long-term debt	(10,117)	–
Future income tax recovery	(116,500)	–
Charges to equity losses	50,185	–
Other	10,638	13,497

Loss for the year before non-recurring items	$(362,956)	$(425,601)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the purposes of this discussion, the operations of Rogers Communications Inc. (“Rogers”, “RCI” or “the Company”) and the financial results relating to its operations have been reported in three segments: “Cable” or “Rogers Cable”, which refers to Rogers’ wholly owned subsidiary Rogers Cable Inc.; “Wireless”, “Rogers Wireless” or “RWCI”, which refers to Rogers’ 55.8% owned subsidiary Rogers Wireless Communications Inc., which operates under the brand name Rogers AT&T Wireless; and, “Media” or “Rogers Media”, collectively the “Rogers Group of Companies”, which refers to Rogers’ wholly owned subsidiary Rogers Media Inc. This discussion should be read in conjunction with the detailed Consolidated Financial Statements and accompanying notes.

     The financial information presented has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”). Please refer to Note 22 to the Consolidated Financial Statements for a summary of differences between Canadian and United States (“U.S.”) GAAP.
     The following discussion contains forward looking statements regarding the future performance of the Company. All forward looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward looking information. For a discussion of factors that may affect actual results, see the “Risks and Uncertainties” sections of the respective segments, as well as the “Cautionary Statement Regarding Forward Looking Information” section.

COMPANY OVERVIEW

Rogers Communications

Rogers Communications Inc. is a diversified national Canadian communications company which is engaged in cable television, Internet access and video retailing through its wholly owned subsidiary Rogers Cable Inc.; in wireless voice, data and messaging services through its 55.8% owned subsidiary Rogers Wireless Communications Inc.; and in radio and television broadcasting, televised shopping, consumer magazines and trade and professional publications through its wholly owned subsidiary Rogers Media Inc. In addition, Rogers holds other investment interests such as in Blue Jays Holdco, which holds an interest in the Toronto Blue Jays Baseball Club, and in a pay-per-view movie service, as well as in several digital specialty channels, all of which are accounted for by the equity method. For the year ended December 31, 2002, Cable, Wireless, and Media represented 36.9%, 45.5%, and 18.8%, offset by negative 1.2% (representing corporate items and eliminations) of Rogers’ consolidated revenue. Cable, Wireless and Media represent 49.4%, 46.2%, 7.7%, offset by negative 3.3% (representing corporate expenses) of Rogers’ consolidated “operating profit” which is income before management fees, interest, income taxes, depreciation, amortization and non-recurring items, and other non-operating items. For details and a discussion of the items to reconcile operating profit to net income (loss), see the section titled “Operating and Financial Results – 2002 Overview – Consolidated Financial Results”.

Rogers Cable

Rogers Cable is Canada’s largest cable television company, serving approximately 2.3 million basic subscribers, representing approximately 31% of basic cable subscribers in Canada. Cable also provides digital cable services to approximately 401,500 subscribers and broadband Internet service to approximately 639,400 subscribers at December 31, 2002. Cable has highly-clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland. Cable’s Ontario cable systems, which comprise approximately 90% of these basic cable subscribers, are concentrated in three principal clusters (i) in and around the greater Toronto area, Canada’s largest metropolitan centre; (ii) Ottawa, the national capital city of Canada; and (iii) the Guelph to London corridor in southern Ontario. Cable’s New Brunswick and Newfoundland cable systems in Atlantic Canada comprise the balance of its subscribers. Through its technologically advanced broadband networks, Cable offers a diverse range of services, including analog and digital cable television services and residential and commercial Internet services. At December 31, 2002, 98% of the homes passed in Cable’s service areas had digital cable available and 94% of the homes passed were two-way capable. Cable also offers videocassette, Digital Video Disc (“DVD”) and video game sales and rentals through Rogers Video (“Video”), Canada’s second largest chain of Video Stores. There were 272 Rogers Video Stores at December 31, 2002, of which 95 are integrated stores that provide subscribers with the ability to pay their cable television, Internet or Rogers Wireless bills, to pick up and return cable TV and Internet equipment, and to purchase wireless handsets, services and accessories.

Rogers Wireless

Rogers Wireless is a leading Canadian wireless communications service provider serving over 3.7 million customers at December 31, 2002, including approximately 3.4 million wireless voice subscribers and approximately 385,000 wireless data and messaging subscribers. Wireless operates both a Global System for Mobile Communications/General Packet Radio Service (GSM/GPRS) network, and a seamless integrated Time Division Multiple Access (“TDMA”) and analog network. The GSM/GPRS network provides coverage to approximately 93% of the Canadian population nationally. The seamless TDMA and analog network provides coverage to approximately 83% of the Canadian population in digital mode and approximately 93% of the Canadian population in analog mode. Wireless markets its products under the co-brand “Rogers AT&T Wireless”. Wireless estimates that its 3.4 million wireless voice subscribers represent approximately 11.6% of the Canadian population residing in its coverage area. The service coverage of Wireless also extends throughout the

U.S. and worldwide through roaming agreements with AT&T Wireless Services, Inc. (“AWE”) and other wireless communications providers. In March 2002, RCI acquired, from five institutional investors, an additional 4.9 million shares of Wireless, increasing its ownership to 55.8% from 52.4% at December 31, 2001 through the exchange of 4.3 million Class B Non-Voting shares. At December 31, 2002, Wireless was 55.8% owned by RCI and 34.3% owned by AWE, with the balance publicly held.

Rogers Media

Rogers Media holds Rogers’ radio and television broadcasting operations, its consumer and trade publishing operations, and its televised home shopping service. The Broadcasting group (“Broadcasting”) comprises 43 radio stations across Canada (32 FM and 11 AM radio stations), two multicultural television stations in Ontario (OMNI.1 and OMNI.2), an 80% interest in a sports specialty service licenced to provide regional sports programming across Canada (Rogers Sportsnet), and Canada’s only nationally televised shopping service (The Shopping Channel). Broadcasting holds minority interests in several Canadian specialty television services, including Viewers Choice Canada, Outdoor Life Network (“OLN”), TechTV Canada, The Biography Channel Canada, MSNBC Canada and Mystery Channel. The Publishing group (“Publishing”) produces over 85 consumer magazines and trade and professional publications and directories. In addition to the more traditional broadcast and print media platforms, the Media group also delivers content over the Internet for many of the individual broadcasting and publishing properties.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

General

Management’s Discussion and Analysis of Operating Results and Financial Position is made with reference to the Company’s Consolidated Financial Statements and Notes which have been prepared in accordance with Canadian GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. For example, management makes significant estimates in determining the recognition of revenue, the allowance for doubtful accounts, useful lives and recoverability of assets and impairment of intangible assets. These estimates are based on management’s historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.
     The Company has identified the policies below as critical to its business operations and an understanding of its results of operations. The impact and any associated risks related to these policies on its business operations are discussed throughout this Management’s Discussion and Analysis. For a detailed discussion on the application of these and other accounting policies, which are reviewed by the Company’s Audit Committee, see Note 2 to the Consolidated Financial Statements.

Revenue Recognition

The Company, through its identified segments, earns revenues that can be categorized into four types, the majority of which are recurring in nature on a monthly basis from ongoing relationships, contractual or otherwise, with the Company’s subscribers:

i.     Monthly subscriber fees in connection with cable services and equipment, wireless services and equipment, equipment rental and media subscriptions are recorded as revenue on a pro-rata basis over the month.

ii.     Revenues from the sale of pay-per-view movies, video rentals, wireless airtime, wireless long distance and other transactional sales of products are recorded as revenue as the services or products are provided.

iii.     Advertising revenue is recorded in the month the advertising airs on the Company’s radio and television stations and the month in which the advertising is featured in the Company’s media publications.

iv.     Monthly subscription revenues received by television stations for subscriptions from cable and satellite providers are recorded in the months in which they are earned.

Allowance for Doubtful Accounts

A substantial portion of the Company’s revenues are earned from individual subscribers. The allowance for doubtful accounts, as disclosed on the Balance Sheet of the Consolidated Financial Statements, is calculated on a formula basis taking into account factors such as the number of days the subscriber is past due and the status of a subscriber’s account with respect to whether or not they are continuing to receive service. As a result of the allowance for doubtful accounts being formula-based, fluctuations in the aging of subscriber accounts will directly impact the reported amount of bad debt expense. For example, events or circumstances that result in a deterioration in the aging of subscriber accounts will in turn increase the reported amount of bad debt expense. As these levels or circumstances are adjusted and subscriber accounts are collected and brought current, the reported amount of bad debt expense will decline.

Subscriber Acquisition Costs

The Company operates within highly competitive industries and generally incurs substantial costs to attract new subscribers to its cable, wireless and media businesses. All sales and marketing expenditures, such as commissions and equipment subsidies, related to subscriber acquisitions in Cable and Wireless are expensed on activation of the subscriber. In Media, sales and marketing costs are expensed as incurred and commission related to subscriptions for which the subscriber has paid in advance are deferred and amortized over the life of the subscription.
     A large percentage of the subscriber acquisition costs, such as equipment subsidies and commissions are variable in nature and directly related to the acquisition of a subscriber. Accordingly, in periods in which the Company experiences substantial subscriber growth, expenses for that period will be higher.

Costs of Subscriber Retention

In keeping with the practice of expensing costs related to the acquisition of new subscribers, costs related to subscriber retention and contract renewals are expensed in the period incurred. Increased retention activities will in turn increase expense.

Capitalization of Costs

The Company is engaged in the activity of building and deploying network assets and incurs internal costs related to these activities. During construction or deployment of new assets, direct costs plus a portion of applicable overhead costs are capitalized.

Property, Plant and Equipment

Property, plant and equipment (“PP&E”) are recorded at purchase cost and include capitalized internal costs related to the construction and deployment of new assets. The Company reviews the recoverability of PP&E for impairment whenever events or changes in circumstances occur, or at least annually. Recoverability is measured by a comparison of the carrying amount of a group of assets to future undiscounted net cash flows expected to be generated by that group of assets.

Spectrum Licences

The Company determined that spectrum licences are intangible assets having indefinite lives under the recent accounting standard, “Goodwill and Other Intangible Assets”. Accordingly, in accordance with this standard, no amortization is being recorded.

RECENT ACCOUNTING DEVELOPMENTS

Business Combinations, Goodwill and Other Intangible Assets

In 2001, the Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1581, “Business Combinations”, and 3062, “Goodwill and Other Intangible Assets”. The new standards mandate the purchase method of accounting for business combinations initiated on or after July 1, 2001 and also establish criteria for identifying and measuring intangible assets acquired in business combinations that are recorded and reported apart from goodwill. Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually by comparing their fair values with their book values. The new standards do not change the accounting for intangible assets with determinable lives, which continue to be amortized over their estimated useful lives and are tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use. The new standards are substantially consistent with U.S. GAAP.
     On January 1, 2002, the Company discontinued amortization of existing goodwill on a prospective basis, evaluated existing intangible assets to determine whatever necessary reclassifications were required in order to conform to the new criteria for recognition of intangible assets apart from goodwill and tested for impairment in accordance with the new standards. The Company evaluated its subscribers, spectrum and brand licences and concluded that they should be accounted for apart from goodwill. The Company also determined that there are no other intangible assets that should be recognized apart from goodwill as a result of adoption of these standards.

Stock-Based Compensation

Effective January 1, 2002, the Company adopted CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that the fair-value-based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. The new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. No re-statement of prior periods was required as a result of the adoption of the new standard.

Hedging Relationships

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG 13”) and in November 2002 the CICA amended the effective date of the guideline. AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after January 1, 2004. On January 1, 2004, the Company will re-assess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. The Company plans to comply with the requirements of AcG 13, such that all of its current hedging relationships will continue to qualify for hedge accounting when the guideline becomes effective.

Impairment or Disposal of Long-Lived Assets

In December 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets” and revised Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations”. Together, these two Sections supersede the writedown and disposal provisions of Section 3061, “Property, Plant and Equipment” as well as Section 3475, “Discontinued Operations”. These new standards are consistent with Financial Accounting Standards Board (“FAS”) No. 144, which the Company adopted for U.S. GAAP purposes effective January 1, 2002. Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Company. It requires an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. The new standards contained in Section 3063 on the impairment of long-lived assets held for use are applicable for years beginning on or after April 1, 2003; however, early application is permitted. The revised standards contained in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated by the Company’s commitment to a plan on or after May 1, 2003; however, early application is permitted. The Company has adopted these standards as of January 1, 2003. The Company expects the adoption of these standards will have no material impact on its consolidated financial position, results of operations or cash flows.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION

This Management’s Discussion and Analysis includes forward looking statements concerning the Company’s business, operations and financial performance and condition. When used in this Management’s Discussion and Analysis, the words “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain such words. These forward looking statements are based on current expectations. The Company cautions that the actual future performance will be affected by a number of factors, including, without limitations, technological change, which may impact the Company’s PP&E expenditures and results of operations; regulatory change, which may affect the Company’s competitive strategy; the general health of the economy which may impact demand for the Company’s products and services; and competitive factors which may alter the timing and amount of the Company’s expenditures on PP&E and the demand or prices for its products and services – all of which could adversely affect the Company’s revenue expectations and results of operations. Many of these factors are beyond the Company’s control; therefore, future events may vary substantially from what the Company currently foresees. The Company wishes to caution readers not to place undue reliance on such forward looking statements that speak only as of the date made. Throughout this discussion, percentage changes are calculated using numbers rounded to the decimal to which they appear. All dollar amounts are in Canadian dollars unless otherwise indicated.

RECENT INDUSTRY TRENDS

The following provides a brief summary of the significant trends facing each of the cable television, wireless communications and media industries in which Rogers operates.

Cable

Investment in Improved Cable Television Networks and Expanded Service Offerings
In recent years, North American cable television companies have made substantial investments in the installation of fibre-optic cable and electronics in their respective networks and in the development of broadband Internet and digital cable services. This investment has enabled cable television companies to offer expanded packages of analog and digital cable television services, including Video-On-Demand (“VOD”), expanded pay-per-view (“PPV”) services, expanded tier and pay television packages, interactive television services, high definition television (“HDTV”) services and broadband Internet services.

Increased Competition from Alternative Broadcasting Distribution Undertakings
Canadian cable television systems generally face increasing legal and illegal competition from several alternative multichannel broadcasting distribution systems, including two Canadian Direct-to-Home (“DTH”) Satellite Providers, U.S. Direct Broadcast Satellite Service (“DBS”), Satellite Master Antenna Television (“SMATV”), and Multi-channel, Multi-point Distribution System (“MMDS”). Since their launch in 1997, the two licenced Canadian DTH providers have become aggressive competitors to cable television systems in Canada. In addition, illegal access to U.S. DBS signals by individuals residing in Canada has become an increasing source of black and grey market competition for Canadian cable television systems.

Wireless
Demand for Sophisticated Data Applications and Migration to Third Generation Wireless Technology
The ongoing development of wireless data transmission technologies has led manufacturers to create wireless devices with increasingly advanced capabilities, including access to e-mail and other corporate IT platforms, news, sports, financial information and services, shopping services, and other functions. Increased demand for sophisticated wireless services, especially data communications services, has led wireless providers to migrate towards the next generation of digital networks, commonly referred to as third generation (“3G”) networks. These networks are intended to provide wireless communications with wireline quality sound, high-speed data transmission and streaming video capability. These 3G networks are expected to support a variety of data applications such as high-speed Internet access, multi-media services and access to corporate information systems, such as e-mail and purchasing systems.
     In June 2002, Wireless announced the completion of its leading-edge, integrated voice and data, digital wireless GSM/GPRS network overlay that now reaches approximately 93% of the Canadian population, and making it Canada’s largest and most expansive digital wireless network. Beginning in late 2003, the Company intends to upgrade its national GSM/GPRS network by adding Enhanced Data for GSM Evolution (“EDGE”), capability through software upgrades of the already deployed GSM/GPRS network equipment. EDGE capability is expected to significantly increase the data speed and capacity of the GSM/GPRS network. The addition of EDGE and other technologies is expected to, over time, lead to the continued evolution of Wireless’ advanced networks.

Media
Consolidation of Radio Broadcasting Industry
In April 1998, the Canadian Radio-television and Telecommunications Commission (“CRTC”) announced certain changes to its commercial radio policy, including the easing of domestic ownership restrictions on the number of stations that could be owned within a particular market. These ownership changes now allow a single owner up to two AM stations and two FM stations within a particular market, subject to certain restrictions. As a result, a number of ownership transactions have occurred to take advantage of these eased restrictions, leading to increased ownership of multi-station clusters by large Canadian radio broadcasters, including Rogers Broadcasting’s acquisition of 10 radio stations in 1999 and the acquisition of 13 Ontario radio stations in 2002.

BUSINESS STRATEGY OVERVIEW

Rogers Communications
Rogers’ business strategy continues to be to seek to maximize revenue, operating profit and return on its invested capital by maintaining and enhancing its position as one of Canada’s leading national diversified media and communications companies. Rogers’ objective is to be Canadians’ preferred provider of communications, entertainment and information services. Rogers seeks to take advantage of opportunities to leverage its networks, infrastructure, sales channels, and marketing opportunities across its group of companies to create value for its customers and shareholders. Rogers helps to identify and facilitate opportunities for its businesses to create bundled product and service offerings, as well as for the cross-marketing and cross-promotion of products and services to increase sales and enhance subscriber loyalty. Rogers also works to identify and implement areas of opportunity for its businesses to improve operating efficiencies and capital utilization by sharing infrastructure and corporate services. During 2002, the sharing of call centre and information technology infrastructure enabled Rogers to form a combined Cable and Wireless customer service group serving the needs of both Cable and Wireless customers and also to begin offering a combined bill for customers who subscribe to both Cable and Wireless services.

Cable
Cable seeks to maximize its revenue, operating profit and return on its invested capital by leveraging its technologically advanced cable network to meet the information, entertainment and communications needs of its subscribers, from basic cable television to advanced cable services including digital cable, Internet access, PPV, VOD and HDTV. Cable’s strategies to achieve this objective include (i) clustering of cable systems in and around metropolitan areas; (ii) offering a wide selection of products and services; (iii) maintaining technologically advanced cable networks; (iv) continuing to focus on increased quality and reliability of service; (v) leveraging its relationship within the Rogers Group of Companies to identify opportunities for bundled product and service offerings; and (vi) continuing to develop brand awareness and to promote the “Rogers” brand as a symbol of a diversified media and communications company.

Wireless
Wireless seeks to maximize its revenue, operating profit and return on investment by providing high-quality, leading-edge wireless voice and data communications products and services in Canada. The key elements of Wireless’ strategy to achieve this objective include (i) optimizing incremental customer mix through focusing its efforts on acquiring postpaid business and youth customers while reducing its emphasis on its prepaid product; (ii) managing its existing customer base to increase revenues while reducing churn; (iii) focusing on offering products and services that are profitable and competitive within the industry marketplace; (iv) leveraging strategic relationships such as those developed within the Rogers Group of Companies and AWE; and (v) maintaining a technologically advanced network to leverage the advantages of new and leading edge technologies, services, handsets and devices.

Media
Media seeks to maximize revenues and operating profit and return on invested capital across each of its businesses. Media’s strategies to achieving this objective include (i) continuing to leverage its strong brand names, both within Media by cross-promoting its properties across each of its media formats and with the promotion of the “Rogers” brand; (ii) focusing on specialized content and audiences through continued development of its portfolio of specialty channel investments, radio properties and publications; and (iii) focusing on organic growth and continuing to cross-sell advertising and share content across its properties and over its multiple media platforms.

NETWORKS

Cable
Cable’s cable systems in Ontario and New Brunswick, with few exceptions, are interconnected to regional head-ends by inter-city fibre-optic rings. The fibre interconnections allow Cable’s multiple Ontario and New Brunswick cable systems to function as two large cable systems. Cable’s remaining subscribers in Newfoundland and rural New Brunswick are served by local head-ends. Cable’s regional head-ends in Toronto, Ontario and Moncton, New Brunswick provide the source for most television signals used in the cable systems.
     Cable’s dominant technology architecture is based on a three-tiered structure of primary hubs, optical nodes and co-axial distribution. The primary hubs, located in each community that Cable serves, are connected together by inter-city fibre-optic systems carrying television, Internet, network control and monitoring, and administrative traffic. The fibre-optic systems are constructed as rings that allow signals to flow in and out of each primary hub through two paths, providing protection from a fibre cut. The high-capacity optical fibre networks deliver high performance and reliability, and have substantial reserves for future growth in the form of dark fibre and unused optical wavelengths. Each primary hub serves an average of approximately 100,000 subscribers.
     Optical fibre joins the primary hub to the optical nodes in the cable distribution plant. Final distribution to subscriber homes from optical nodes uses co-axial cable with two-way amplifiers to support interactive television and Internet service. Co-axial cable capacity has been increased repeatedly by introducing more advanced amplifier technologies. Co-axial cable remains the most cost-effective and widely deployed means of carrying two-way television and Internet services to residential subscribers.
     Groups of approximately 600 or less cable customer homes are served from each optical node in a cable architecture commonly referred to as fibre to the feeder (“FTTF”). The FTTF plant provides bandwidth up to 750 Megahertz (“MHz”) or 860 MHz, which includes 37 MHz of bandwidth used for “upstream” transmission from the subscribers’ premises to the primary hub. The upstream bandwidth is projected to be sufficient to support multiple cable modem systems and data traffic from interactive digital set-top terminals for at least the next five years. When necessary, additional upstream capacity can be provided by reducing the number of homes served by each optical node. Fibre cable has been placed to permit a reduction of the node size from 600 to 300 homes by installing additional optical transceiver modules.
     Approximately 75% of Cable’s cable plant has been upgraded to 750/860 MHz FTTF architecture. Through Cable’s scheduled network upgrade program, most of the balance will be rebuilt to FTTF by the end of 2003. Some smaller communities and rural areas continue to use more traditional two-way cable architectures with 2,000 subscribers per node and 600 MHz bandwidth. Overall, 94% of Cable’s total cable plant was two-way addressable at December 31, 2002, with approximately 95% of its plant capable of transmitting 550 MHz of bandwidth or greater.
     Cable believes that the 750/860 MHz FTTF architecture provides it with significant advantages including more bandwidth for television and data services, improved picture quality, enhanced two-way capability, increased reliability and reduced maintenance. In addition, Cable’s clustered network of cable systems served by regional head-ends facilitates more rapid introduction of new services to subscribers with a lower capital cost.

Wireless
Wireless is a facilities-based carrier operating its wireless networks over a broad, national coverage area with its own fibre-optic and microwave transmission infrastructure. Wireless has limited its reliance on third-parties for leased transmission facilities and has therefore enhanced its operating margins. The seamless, integrated nature of the Wireless networks enables subscribers to make and receive calls, and activate network features anywhere the applicable network exists as easily as if they were in their home area.
     Wireless’ integrated IS-136 Time Division Multiple Access (“TDMA”) and analog network is operationally seamless in digital functionality between the 850 MHz and 1.9 Gigahertz (“GHz”) frequency bands, and between digital and analog modes at 850 MHz. In June 2002, Wireless announced the completion of its leading-edge, integrated voice and data, digital wireless GSM/GPRS network overlay that now reaches 93% of the Canadian population, making it Canada’s largest and most expansive digital wireless network. The Company’s GSM/GPRS network operates in the 1.9 GHz frequency band and provides high-speed integrated voice and “always on” packet data transmission service capabilities. In 2003, Wireless will continue the rollout of GSM/GPRS technology operating in the 850 MHz spectrum in many regions in further expanding the capacity and also enhancing the quality of the GSM/GPRS network. Wireless’ GSM/GPRS network provides high-speed integrated voice and “always on” packet data transmission service capabilities. Beginning in late 2003, Wireless intends to upgrade its national GSM/GPRS network by adding EDGE, or Enhanced Data for GSM Evolution, capability largely through software upgrades of the already deployed GSM/GPRS network equipment. EDGE capability is expected to significantly increase the data speed and capacity of the GSM/GPRS network.

OVERVIEW OF GOVERNMENT REGULATION

Canadian Radio-television and Telecommunications Commission (“CRTC”)
Canadian broadcasting operations, including Rogers’ cable television systems and radio and television stations, are licenced and regulated by the CRTC pursuant to the Broadcasting Act (Canada). Under the Broadcasting Act, the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to implementing certain broadcasting policy objectives enunciated in the Broadcasting Act. The CRTC is also responsible under the Telecommunications Act (Canada) for the regulation of telecommunications carriers, including Wireless’ cellular and messaging operations and the Internet services provided by Cable.

Copyright Board of Canada
In accordance with the Copyright Act, the Copyright Board oversees the collective administration of copyright in Canada. The Copyright Board is responsible for the review, consideration and approval of copyright tariff royalties payable to copyright collectives by Canadian broadcasting undertakings, including cable, radio, television and specialty services.

Industry Canada
The technical aspects of the operation of radio and television stations, frequency-related operations of the cable television networks and the awarding of spectrum for cellular, messaging and other radio-telecommunications systems in Canada are subject to the licencing requirements and oversight of Industry Canada, a ministry of the Government of Canada. Industry Canada may set technical standards for telecommunications under the Radiocommunication Act (Canada) and the Telecommunications Act (Canada).

Restrictions on Non-Canadian Ownership and Control
Non-Canadians are permitted to own and control directly or indirectly up to 33 1/3% of the voting shares and 33 1/3% of the votes of a holding company which has a subsidiary operating company licenced under the Broadcasting Act. In addition, up to 20% of the voting shares and 20% of the votes of the operating licencee company may be owned and controlled directly or indirectly by non-Canadians. The chief executive officer and 80% of the members of the board of directors of the operating licencee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or licencee company level. The CRTC retains the discretion to determine as a question of fact whether a given licencee is controlled by non-Canadians.
     On May 10, 2001, the Minister of Canadian Heritage asked a Parliamentary Committee to conduct a review of the Broadcasting Act and examine, among other things, the current restrictions on foreign ownership of companies licenced under the Broadcasting Act.
     Pursuant to the Telecommunications Act (Canada) and associated regulations, up to 20% of the voting shares of a Canadian carrier, such as the Company’s operating subsidiary Rogers Wireless Inc., (“RWI”) and up to 33 1/3% of the voting shares of a parent company, such as Wireless or RCI, may be held by non-Canadians, provided that neither the Canadian carrier nor its parent is otherwise controlled by non-Canadians. Similar restrictions are contained in the Radiocommunications Act.

     In November 2002, the Minister of Industry initiated a review process of Canada’s current restrictions on foreign ownership of telecommunications carriers in Canada with a view towards the possible relaxation or elimination of such rules. Rogers supports and will participate in the review but cannot predict what, if any, changes might result from it. Rogers has advocated the position that any such relaxation should apply equally to both telecommunications and cable television providers.

REGULATORY DEVELOPMENTS

Cable
A cable company may apply to deregulate the basic cable rate in certain of its cable television systems serving over 6,000 customers, subject to certain restrictions. Accordingly, during the course of 2001 and 2002, Cable applied for and received basic rate deregulation in all of its systems that were formerly basic cable rate regulated with the result that none of its systems are now basic rate regulated. In addition, in December 2001, the CRTC issued an exemption order that exempts certain small cable television systems with fewer than 2,000 subscribers from the requirement to hold a broadcasting licence, subject to certain restrictions. This exemption applies to 63 of Cable’s cable television systems in Newfoundland and New Brunswick. The Commission is considering whether to extend that exemption order to certain small cable systems with fewer than 6,000 subscribers. The Company expects this exemption, if it were available, to apply to three of its systems in Atlantic Canada.
     Cable is required to provide its competitors access to its inside wire in single wired buildings. In 2002, the CRTC approved a cost-based lease rate for such use in multiple dwelling unit buildings based on existing wiring.

Wireless
In November 2000, the CRTC released a decision that fundamentally altered the mechanism used by the CRTC to collect “contribution” funds to subsidize the provision of basic local wireline telephone service. Previously, the contribution was levied on a per minute basis on long-distance services. Under the new contribution regime, which became effective January 1, 2001, all telecommunication service providers, including wireless service providers such as Rogers Wireless, are required to contribute a percentage of their adjusted Canadian telecommunications service revenues to a fund established to subsidize the provision of basic local wireline telephone service. The percentage contribution levy was 4.5% for 2001 and declined to 1.3% for 2002. The interim rate for 2003 has also been set at 1.3%. (Refer to the “Wireless Risks and Uncertainties” section for further details on the contribution levy.)

Media
In April 1998, the CRTC announced certain changes to its commercial radio policy, including the easing of ownership restrictions on the number of stations that could be owned within a particular market. These ownership changes allow a single owner to operate up to three stations in a given language in smaller markets and, in markets with eight or more commercial stations in a given language, one owner may hold up to two AM stations and two FM stations.

COMPETITION

Cable
Cable’s cable television systems generally compete with two Canadian DTH satellite providers, the direct reception by antenna of over-the-air local and regional broadcast television signals, and with other distributors of multi-channel television signals to homes for a fee, including SMATV, MMDS, and U.S. DBS. Cable’s premium services, such as movie networks, superstations and pay-per-view services, also compete to varying degrees with other communications and entertainment media, including home video, movie theatres and live theatre. Since their launch in 1997, the two DTH providers licenced by the CRTC to operate in Canada (Bell ExpressVu LLP and Star Choice Communications Inc.) have become aggressive competitors to cable television systems in Canada. In addition, illegal access to U.S. DBS signals by individuals residing in Canada has become an increasing source of black and grey market competition for Canadian cable television systems. In April 2002, the Supreme Court of Canada issued a decision clarifying that the decoding of programming signals, except in accordance with the authorization of a licenced Canadian distributor, is prohibited in Canada. The decision has led to increased criminal and civil enforcement activity against black and grey market satellite television dealers in Canada.
     Cable’s objective is to offer the fullest possible and most widely available range of programming and services to its customers. In September 2001, Cable launched approximately 70 of the new Category 1 and Category 2 digital services licenced by the CRTC in 2000. Cable was the only distributor to offer third language Category 2 services and to date offers more third language digital services than any other Canadian distributor. In late 2001, Cable launched a digital offering consisting of high definition versions of the U.S. networks sourced from Detroit. In early 2002, Cable launched a timeshifting package that included distant Canadian conventional broadcast signals as well as a version the U.S. networks sourced from Seattle. In March 2002, Cable began offering high definition versions of selected pay and pay per view programming. To date, Cable has the largest and most diverse offering of services of any Canadian distributor, giving it a highly competitive offering relative to the Canadian DTH providers.
     Cable’s Internet access service competes generally with a number of other Internet Service Providers (“ISPs”), offering competing residential and commercial Internet access services. Many ISPs offer telephone dial-up Internet access services that provide significantly reduced download speed capabilities compared to broadband technologies such as cable modem or Digital Subscriber Lines (“DSL”) services. Cable’s Internet service competes directly with Bell Canada’s DSL Internet service in the high-speed Internet market in Ontario, and with the DSL Internet services of NB Tel and NewTel in some of Cable’s service areas in New Brunswick and Newfoundland, respectively.
     Rogers Video competes with other videocassette, DVD and video game sales and rental store chains, such as Blockbuster Inc. and Wal-Mart Stores Inc., as well as individually owned and operated outlets. Competition is principally based on location, price and availability of titles.

Wireless
At the end of 2002, the Canadian wireless industry had approximately 12.0 million wireless subscribers. The Canadian wireless communications industry remains highly competitive. In the wireless voice and data market, Wireless competes primarily with three other wireless service providers, and the Company may in future compete with other existing or emerging wireless technologies. One of Wireless’ competitors, Microcell Telecommunications Inc. (“Microcell”), is currently seeking to restructure its business and financing pursuant to the Companies’ Creditors Arrangement Act (Canada) and is, pursuant to that Act, under court protection. The Company cannot predict how Microcell may restructure, when this may be completed or what, if any, impact this may have on the Canadian wireless industry. In the wireless messaging market, it also competes with a number of local and national paging providers. Competition for wireless subscribers is primarily based on price, scope of services, service coverage, quality of service, sophistication of wireless technology, breadth of distribution, selection of handsets, and marketing.

Media
Broadcasting’s radio stations compete with the other stations in their respective market areas as well as with other media such as newspapers, television, outdoor advertising, direct mail marketing and Internet radio. Competition within the broadcasting industry occurs primarily in individual market areas. On a national level, Broadcasting competes generally with Corus Entertainment, Standard Radio and CHUM Ltd., each of which owns and operates radio and/or television stations across Canada.
     OMNI.1 and OMNI.2 compete principally for viewers and advertisers with television stations that broadcast in Ontario, primarily in the Toronto and southern Ontario markets. These include television stations in the Greater Toronto area as well as U.S. border stations. Rogers Sportsnet competes for viewers principally with The Sports Network (“TSN”), Headline Sports and with sports programs carried by other television stations and networks.
     On a product level, The Shopping Channel competes with various retail stores, catalog retailers, Internet retailers and direct mail retailers. On a broadcasting level, The Shopping Channel competes with other television channels for viewer loyalty, particularly infomercials selling products on television.
     The Canadian magazine industry is highly competitive, competing for both readers and advertisers. This competition comes from other Canadian magazines and from foreign, mostly American, titles that sell in significant quantities in Canada. Until recently, the competition from foreign titles has been restricted to competition for readers as there have been restrictions on foreigners operating in the Canadian magazine advertising market. These restrictions were significantly reduced as a result of the enactment in 1999 of the Foreign Publishers Advertising Act (Canada) and amendments to the Canadian Tax Act. Increasing competition from American magazines for advertising revenues is expected in the coming years.

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

Intercompany Arrangements
Rogers has entered into a number of agreements with certain of its subsidiaries, including Wireless, Cable and Media, with respect to its management and operations, the most significant of which are summarized below. The transfer pricing with respect to these agreements, for the most part, is based on the participants pro rata share of actual costs or comparable market rates.

Management Services Agreements
Each of Wireless, Cable and Media has entered into management services agreements with Rogers under which Rogers agrees to provide supplemental executive, administrative, financial, strategic planning, information technology and various other services to each subsidiary. Those services relate to, among other things, assistance with tax advice, Canadian regulatory matters, financial advice (including the preparation of business plans and financial projections and the evaluation of PPE expenditure proposals), treasury services, service on the subsidiary’s Boards of Directors and on committees of the Boards of Directors, advice and assistance in relationships with employee groups, internal audits, purchasing assistance and legal services. Pursuant to the terms of these management services agreements, each of the subsidiaries has agreed to pay to Rogers certain fees, which, in the case of Cable and Media, is an amount equal to 2% of their respective consolidated revenue for each fiscal quarter, subject to certain exceptions, and, in the case of Wireless, is an amount equal to the greater of $8 million per year (adjusted for changes in the Canadian Consumer Price Index from January 1, 1991) and an amount determined by Rogers and the independent directors serving on the Audit Committee of Wireless under guidelines specified in Wireless’ Management Services Agreement (taking into account, among other things, a proportionate share of Rogers’ corporate overhead costs plus 15%). For the year ended December 31, 2002, payments to Rogers by Cable, Wireless and Media pursuant to these management services agreements aggregated $31.7 million, $11.0 million and $10.8 million, respectively.

Cost Sharing Agreements
In order to take advantage of economies of scale and reduce overall costs, Cable, Wireless and Media share with Rogers certain costs including purchasing, human resources, customer call centres, real estate administration, accounts payable processing, remittance processing, payroll processing, e-commerce and the Rogers Data Centre. Generally, these shared services are conducted by Rogers Shared Services (“RSS”), a division of the Company. Generally, to the extent RSS incurs expenses, these expenses are reimbursed by Rogers’ subsidiaries, on a cost recovery basis, in accordance with the services provided on behalf of such subsidiaries by RSS.
     Wireless and Cable have entered into agreements to share on a pro rata basis the cost of certain microwave and fibre-optic transmission facilities. Since there are significant fixed costs associated with these transmission links, Cable and Wireless are able to achieve economies of scale by sharing these facilities, resulting in reduced capital costs. In addition, Wireless charges a division of Cable for the use of Wireless’ data circuits, data transmissions and links.
     Pursuant to an agreement between Cable and Wireless, Wireless invoices and provides collection services for those customers who receive services from both Cable and Wireless and choose to receive a consolidated invoice.
     Certain office space is leased by Wireless to Rogers and certain of its other subsidiaries. In addition, Rogers leases certain office space and warehouse space to certain of its subsidiaries.
     Cable and Wireless have also entered into agreements to co-operate in the offering of their respective products and services, including, in particular, through the Rogers Video retail outlets.

Wireless Corporate Opportunity
Rogers and Wireless have agreed under a business areas and transfer agreement that Rogers will, subject to any required regulatory, lender or other approvals, continue to conduct all of its cellular telephone operations and related mobile communications businesses, including PCS, through Wireless. Rogers believes that by conducting its cellular telephone operations and related mobile communications businesses through Wireless, the potential for conflicts of interest between Wireless and Rogers and directors or officers of Rogers who are also directors or officers of Wireless will be reduced.

AT&T Arrangements
In November 1996, Rogers Wireless entered into a long-term strategic alliance with AT&T Corp. (“AT&T”), its affiliate AT&T Canada Enterprises Inc. (“AT&T Canada Enterprises”) and its then affiliates, AT&T Wireless Services, Inc. (“AWE”) and AT&T Canada Inc. (“AT&T Canada”). AT&T Canada offers local and long distance telephone and data transmission services to business customers in Canada. This strategic alliance included, among other things, a brand licence agreement under which the Company was granted a licence to use, on a co-branded basis, the AT&T brand in connection with the marketing of wireless communications services.
     In 1999, Rogers Wireless entered into a renewed long-term strategic alliance with AWE, AT&T Canada Enterprises and AT&T Canada involving a number of agreements. In general, each of the strategic alliance agreements extends until August 2009 and unless Rogers Wireless is in material breach or elects to terminate an agreement, the agreements will automatically renew for an additional five years. Other than the roaming agreements, generally each of the strategic alliance agreements contains cross-termination provisions that are triggered in the event of a termination of any of these agreements.

Brand Licence Agreement
Rogers Wireless entered into an amended brand licence agreement with AT&T Canada Enterprises under which it was granted a licence to use the AT&T brand on a co-branded basis in connection with the marketing of the Company’s wireless services. Each of AT&T Canada Enterprises and Rogers Wireless has the right to terminate the amended brand licence agreement if specified competitors of AT&T and its affiliates acquire direct or indirect control of Rogers Wireless or RCI. If the amended brand licence agreement terminates, generally each of the other strategic alliance agreements will also terminate.

Mobile Wireless Marketing, Technology and Services Agreement
Rogers Wireless entered into an amended and restated mobile wireless marketing, technology and services agreement with AWE that enables them to share marketing and technology information and requires the parties to work together to develop networks with common features for their respective subscribers.

Roaming Agreement
Rogers Wireless maintains a reciprocal agreement whereby AWE provides wireless communications services to the Company’s subscribers when they travel to the U.S., and the Company provides the same services to AWE subscribers when they travel to Canada.

Transmission Facilities Agreement
Rogers Wireless entered into a transmission facilities agreement with AT&T Canada under which it has agreed with AT&T Canada to co-operate in the planning and sharing of network facilities to achieve operating efficiencies. The transmission facilities agreement may be terminated by either party on 12 months’ notice and is not directly affected by a termination of the Supply and Marketing Agreement or the Non-Competition Agreement. Any termination of the Transmission Facilities Agreement does not impact the then existing shared facilities arrangements.

Related Party Transactions
During the year, the Company entered into various related party transactions as described in Note 18 to the Consolidated Financial Statements.

DIVIDENDS

During the year ended December 31, 2002, no dividends were declared on Class A Multiple Voting and Class B Non-Voting shares and Series B and Series E Convertible Preferred shares held by members of the Company’s Management Share Purchase Plan. No dividends have been declared on the Class A Multiple Voting shares or Class B Non-Voting shares before or since the fiscal year ended December 31, 2000 and it is not known when or if regular payment of dividends on such shares will occur in the future. In fiscal 2000, dividends aggregating $10.2 million were paid on the Class A Multiple Voting shares and the Series B and Series E Convertible preferred shares. During the year ended December 31, 2001, $14,000 of dividends declared in 2001 were paid on Series B and Series E Convertible Preferred shares held by members of the Company’s Management Share Purchase Plan. Prior to this date, no dividends had been paid on the Class A Multiple Voting or Class B Non-Voting Shares since the year ended August 31, 1982. Dividends may not be paid in respect of the Class A Multiple Voting shares or Class B Non-Voting shares unless all accrued and unpaid dividends in respect to the Preferred shares of the Company have been paid or provided for. As at December 31, 2002, the Company has declared and paid all dividends scheduled to be paid in respect of its Preferred shares pursuant to the terms of such Preferred shares. The Company paid dividends in respect of its Preferred shares and Convertible Preferred securities of approximately $30.0 million, $20.3 million, $18.6 million, $18.6 million and $20.3 million (net of income tax recovery) for the years ended December 31, 1998, 1999, 2000, 2001 and 2002, respectively. In addition, the Company has accreted interest, excluding acquisition costs as described in Note 11(C) to the Consolidated Financial Statements, of approximately $15.4 million (2001 – $32.2 million) on the Company’s Preferred Securities during 2002, net of income tax recovery of $9.7 million (2001 – $24.9 million) and $16.5 million (2001 – nil) on the Company’s Collateralized Equity Securities.

OPERATING AND FINANCIAL RESULTS

Summarized Consolidated Financial Results

(In millions of dollars, except per share information)
Years ended December 31,	2002	2001	% Chg

Operating revenue
Cable	$1,596.4	$1,433.0	11.4
Wireless	1,965.9	1,753.1	12.1
Media	810.8	721.7	12.3
Corporate items and eliminations	(50.0)	4.9	–

Total	$4,323.1	$3,912.7	10.5

Operating expenses
Cable	$1,032.9	$916.3	12.7
Wireless	1,438.2	1,341.2	7.2
Media	723.2	653.4	10.7
Corporate items and eliminations	(12.8)	49.3	–

Total	$3,181.5	$2,960.2	7.5

Operating profit[1]
Cable	$563.5	$516.7	9.1
Wireless	527.7	411.9	28.1
Media	87.6	68.3	28.3
Corporate items and eliminations	(37.2)	(44.4)	(16.2)

Total	$1,141.6	$952.5	19.9
Other income and expense, net[3]	829.6	1,416.9	(41.5)

Net income (loss)[2]	$312.0	$(464.4)	–

Operating profit[1] as a percent of revenue
Cable	35.3%	36.1%
Wireless	26.8%	23.5%
Media	10.8%	9.5%

Total	26.4%	24.3%

Earnings (loss) per share
Basic	$1.05	$(2.56)
Diluted	0.83	(2.56)
Property, plant and equipment expenditures
Cable	$650.9	$749.7	(13.2)
Wireless	564.6	654.5	(13.7)
Media	42.7	18.8	127.1
Corporate items and eliminations	3.8	(2.3)	–

Total	$1,262.0	$1,420.7	(11.2)

1	Operating profit is defined herein as operating income before depreciation, amortization, interest, income taxes, non-operating items and non-recurring items (as detailed below) and is a standard measure that is commonly reported and widely used in the communications industry to assist in understanding and comparing operating results. Operating profit is not a defined term under generally accepted accounting principles (“GAAP”). Accordingly, this measure should not be considered as a substitute or alternative for net income or cash flow, in each case as determined in accordance with GAAP. See “Reconciliation to Net Income (Loss)” for a reconciliation of operating profit to net income (loss) under GAAP as found on page 15.

2	Effective January 1, 2002, the Company adopted the amendments to Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1650 on foreign currency translation. As a result of this adoption, the Company’s results for 2001 have been restated. See Note 2(E) to the Consolidated Financial Statements.

3	See Reconciliation to Net Income (Loss) section for details of these amounts.

2002 Overview – Consolidated Financial Results
Consolidated revenue was $4,323.1 million in 2002, an increase of $410.4 million, or 10.5%, from $3,912.7 million in 2001. Of the increase, Wireless contributed $212.8 million, Cable $163.4 million and Media $89.1 million.
     Consolidated operating profit was $1,141.6 million, an increase of $189.1 million, or 19.9%, from $952.5 million in 2001. Wireless contributed $115.8 million of the operating profit increase, with Cable increasing $46.8 million and Media increasing $19.3 million. Consolidated operating profit as a percentage of revenue (“operating margin”) increased to 26.4% in 2002 from 24.3% in 2001. The operating margin increase was due primarily to increased operating margins at

Wireless and Media offset by slightly decreased Cable operating margins. Refer to the individual segment discussions included below for details related to segment-by-segment revenue, operating expenses and operating profit.
     On a consolidated basis, after taking into account the following other income and expense items as detailed below, the Company recorded net income of $312.0 million for the year ended December 31, 2002, as compared to loss of $464.4 million in 2001. Refer to the “Liquidity and Capital Resources” section for a further discussion of the year-over-year change in net income (loss).

Reconciliation to Net Income (Loss)
The items listed below represent the consolidated income and expense amounts that are required to reconcile operating profit with net income (loss) as defined under Canadian GAAP. The following section should be read in conjunction with Note 17 to the Consolidated Financial Statements for details of these amounts on a segment-by-segment basis and an understanding of intersegment eliminations on consolidation.

(In millions of dollars)
Years ended December 31,	2002	2001

Operating profit	$1,141.6	$952.5
At Home termination costs	–	44.0
Workforce reduction costs	5.9	13.1
Cable system integration costs	–	16.4
Wireless change in estimate of sales tax	(19.2)	–
Wireless CRTC contribution liabilities	6.8	–
Gain on disposition of AT&T Canada Deposit Receipts	(904.3)	–
Gain on repayment of long-term debt	(10.1)	–
Gain on sale of subsidiaries	–	(86.2)
Writedown of investments, net gains or losses on sale of investments	301.5	38.0
Losses from investments accounted for by the equity method	100.6	81.6
Foreign exchange (gain) loss	(6.2)	77.8
Investment and other income	(2.3)	(26.4)
Depreciation and amortization	981.5	888.4
Interest	491.3	430.3
Income taxes	(74.7)	43.1
Non-controlling interest	(41.2)	(103.2)

Net income (loss)	$312.0	$(464.4)

Workforce Reduction Costs – Cable
During the fourth quarter of 2002, the Company reduced its workforce at Cable by 187 employees in the technical service, network operations and engineering departments and incurred $5.9 million in costs, primarily related to severance and other termination benefits, associated with this reduction. Of this amount, $4.0 million had not been paid at December 31, 2002. In addition to these employee separations, Cable eliminated approximately 62 contract positions.

Wireless Change in the Estimate of Sales Tax
During the year, Wireless received clarification with respect to a potential sales tax liability that the Company had recorded as an expense in previous periods. As a result, Wireless released a $19.2 million provision related to previous years’ operations.

Wireless CRTC Contribution Liabilities
During the year, Wireless received further information with respect to the calculation of the CRTC contributions and more specifically the applicability of the contribution levy on certain revenues. As a result of this information, the Company determined a further liability related to 2001 in the amount of $6.8 million.

Gain on Disposition of AT&T Canada Deposit Receipts
On June 25, 2002, AT&T announced its intention to purchase for cash, the public shares of AT&T Canada under its obligation to the AT&T Canada Deposit Receipt holders, including the Company, subject to the terms of the 1999 Deposit Receipt Agreement. The Company received cash proceeds of $1.28 billion, which, after taking into account the carrying costs of the investment and related costs, resulted in a pre-tax gain of $904.3 million.
     The proceeds were used as part of the $1.317 billion funds used to redeem the Preferred and unwind the Collateralized Equity Securities associated with the previous monetizations by the Company of its AT&T Canada investment.

Gain on Repayment of Long-Term Debt
During the year, the Company, in a number of transactions, repurchased or redeemed US$326.1 million principal amount of debt and terminated US$796.1 million notional amount of swaps for cash proceeds of $225.2 million. As a result of these transactions, the Company recorded a net gain of $10.1 million. In addition, the Company recorded a deferred gain of $22.5 million on certain of these transactions.

Writedown of Investments, Net of Gains or Losses on the Sale of Investments
During the year, the Company reviewed the carrying value of all investments, including its publicly-traded and private company investments, and determined a writedown on these investments in the amount of $301.0 million was required.
     The largest component of this writedown was Cogeco Cable Inc. and Cogeco Inc., which accounted for $238.9 million of the total. Cogeco shares have been written down to the December 31, 2002 publicly traded value on the basis that it is management’s best estimate of the fair value of this investment.
     Similarly, the Company’s other investments, all of which are being held for the long-term, were reviewed and it was determined that an additional writedown of approximately $62.1 million was required based on publicly-traded values and estimated values of privately held companies.
     During the year, the Company recorded a loss on the sale of investments of $0.5 million compared to a gain of $23.2 million. See Note 6(C) to the Consolidated Financial Statements.

Losses from Investments Accounted for by the Equity Method
The Company records losses and income from investments that it does not control, but over which it is able to exercise significant influence, by the equity method. The equity loss for fiscal 2002 was $100.6 million (2001 – $81.6 million).
     The equity loss consists of the Toronto Blue Jays’ equity loss of $101.7 million ($82.6 million in 2001 for the period April 1 to December 31) offset by equity income of $1.1 million (2001 – $0.9 million) related to other equity accounted for investments.
     During 2002, the Company advanced $40.6 million to the Toronto Blue Jays (2001 – $52.3 million) to fund, in part, cash operating losses taking into account changes in the Toronto Blue Jays’ working capital.
     In December of 2002, the Toronto Blue Jays reviewed the carrying value of intangible assets and investments and determined that a writedown of approximately $33.0 million pertaining to these items was required. During 2002, the Toronto Blue Jays also recorded a liability of $15.5 million related to players traded for which they will be required to pay a portion of the players’ future salary. In addition to these two charges at the Toronto Blue Jays, pre-operating costs of $1.7 million were written off at the digital specialty channels.
     In aggregate these charges totalled $50.2 million and are included in the calculation of net income excluding non-recurring items. For a further description of the Toronto Blue Jays investment, see Note 6 to the Consolidated Financial Statements.

Foreign Exchange (Gain) Loss
Commencing January 1, 2002, the Company adopted the amended standard (CICA Handbook Section 1650) with respect to accounting for exchange gains or losses on translating long-term debt. Under this standard, long-term debt-denominated in U.S. dollars is translated into Canadian dollars at the year end rate of exchange or at the hedge rate of exchange when cross-currency exchange agreements are in effect. Exchange gains or losses on translating this long-term debt are recognized immediately on the statement of income, whereas previously, these gains or losses were deferred and amortized over the life of the long-term debt to which they related. As a result of this change, the 2001 results were restated as detailed in Note 2 of the Consolidated Financial Statements.
     The Canadian dollar in relation to the U.S. dollar has strengthened in 2002, and accordingly, the Company has recorded a gain of $6.2 million related to both realized foreign exchange gains and unrealized foreign exchange gains on the translation of long-term debt.

Investment and Other Income
This includes interest earned on cash deposits offset in 2002 by the accretion on the Preferred Securities and Collateralized Equity Securities as described in Note 6(B) to the Consolidated Financial Statements.

Depreciation and Amortization Expense
Depreciation and amortization in 2002 was $981.5 million, an increase of $93.1 million, or 10.5%, from $888.4 million in the prior year. Increased depreciation and amortization expense was directly attributable to increased PP&E and asset levels at Cable and Wireless associated with PP&E spending over the past several years. Offsetting this is a reduction in amortization expense due to the adoption of new accounting standards which have eliminated the requirement to amortize goodwill and certain other intangible assets.

Interest Expense
Interest expense in 2002 was $491.3 million, an increase of $61.0 million, or 14.2%, from $430.3 million in 2001. Increased debt at Cable and Wireless was the primary reason for the increase in interest expense year-over-year. The increased levels of debt are directly related to the financing of PP&E expenditures at Cable and Wireless and the financing of the acquisition of 13 radio stations by Media in 2002.

Income Taxes
Income tax expense is calculated under Canadian GAAP as outlined in Note 14 to the Consolidated Financial Statements.

Non-Controlling Interest
On March 20, 2002, RCI exchanged 4,305,830 Class B Non-Voting shares of the Company for 4,925,000 Rogers Wireless Communications Inc. (Wireless) Class B Restricted Voting shares with five institutional investors. This transaction increased the Company’s ownership in Wireless from 52.4% to 55.8%.
     Non-controlling interest, representing 44.2% interest in Wireless’ net losses, was $41.2 million in 2002 as compared to $103.2 million in 2001 and reflects the declining losses at Wireless on a year-over-year basis offset by RCI’s increased ownership interest.

Net Income and Loss per Share
Rogers recorded a net income of $312.0 million in 2002, or $1.05 per share (after distributions on Convertible Preferred Securities and accreted interest on Preferred Securities), (“after distributions on preferred”), compared to a loss of $464.4 million in 2001, or $2.56 per share, after distributions on preferred. Excluding non-recurring items, as detailed on page 2, in both years, Rogers recorded a loss of $363.0 million, or $2.11 per share, after distributions on preferred, in 2002 compared to a loss of $425.6 million, or $2.37 per share, after distributions on preferred, in 2001. In 2002, the weighted average number of Class A and Class B Common shares outstanding increased to 213.6 million, from 208.6 million in 2001. The number of shares and the earnings per share (“EPS”) amount stated above reflect basic earnings per share.

EMPLOYEES

As at December 31, 2002, Rogers had approximately 14,900 full-time equivalent (“FTE”) employees across all of its operating groups, representing an increase of over 1,400 FTEs from the levels reported at December 31, 2001. Employment levels in total increased primarily as a result of initiatives to enhance customer service across all of the Rogers Companies, as well as from the acquisition in the year of 13 radio stations from Standard Radio Inc. The initiatives to enhance the quality of customer service in a cost-effective manner included the centralization of all call centre staff and related support staff. As a result of this centralization of customer service and related support functions, the FTE amounts for the Cable, Wireless and Media segments for prior years have been restated to reflect this change.
     Wireless ended the year with 2,300 FTEs, an increase of 250 from 2,050 at December 31, 2001. The increase in staff came primarily in the area of sales and marketing as Wireless increased its focus on the business segment of the market.
     Cable ended the year with approximately 5,300 FTEs, relatively unchanged from prior year levels. The Cable FTE levels were flat as a result of reductions in staff levels in the core cable operations offset by an increase in staff levels to support the growth of the Internet business and growth in staff levels at Video as a result of store openings during the year.
     Media ended the year with 3,200 FTEs, an increase of 300 from 2,900 at December 31, 2001. Year-over-year staffing levels increased primarily as a result of the acquisition of the 13 radio stations and the launch of OMNI.2.
     Rogers Shared Services, which includes many of the shared back office functions, as well as customer service and the Company’s corporate office, increased employment levels by approximately 850 FTEs to 4,100 in 2002, the majority of which occurred in the customer service function.
     Total remuneration paid to employees (both full- and part-time) in 2002 was approximately $771.0 million, an increase of $73.0 million, or 10.4%, from $698.0 million in the prior year.

CABLE OPERATING AND FINANCIAL RESULTS

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001
For purposes of this discussion, the financial results of Cable have been divided into the following categories (1) Core Cable; (2) Internet; and (3) Video Stores. Core cable revenues include revenues derived from analog and digital cable services. Analog cable service revenue consists of basic cable service fees plus extended basic (or tier) service fees, installation fees and access fees for use of channel capacity by third and related parties. Digital cable service revenue consists of digital channel service fees, including premium and specialty service fees, pay-per-view service fees, interactive television service fees and set-top terminal rental fees. Internet service revenue includes residential and commercial Internet access service and modem rental fees plus installation fees. Video Stores’ revenue includes the sale and rental of videocassettes, DVDs, video games and confectionery, as well, Video earns commissions acting as an agent to sell other Rogers’ services such as Internet, digital cable and wireless.
     Cable operating expenses consist of: (1) costs of programming services; (2) costs for connectivity and services related to Cable’s Internet service offering; (3) costs of Video Store merchandise and depreciation related to the acquisition of rental offerings; (4) sales and marketing expenses; (5) technical service expenses; (6) customer care expenses; (7) community television expenses; and (8) general and administrative expenses. Cost of programming includes the monthly contracted payments for the acquisition of programming paid directly to the broadcaster as well as to copyright collectives and the Canadian Television Fund. Internet cost of sales includes primarily interconnectivity and usage charges and the cost of e-mail mailboxes. Prior to October 2001, Cable made royalty payments to At Home Corporation (“At Home”) based on a formula relating to a percentage of its Internet revenues and/or its subscriber balances. In exchange for these royalty payments, At Home provided Cable’s Internet subscribers with content and access to the Internet, including e-mail service. Video Stores’ costs of sales includes depreciation of the cost of videocassettes, games and DVDs as well as the direct cost of goods sold on non-rental merchandise. Sales and marketing expenses include sales and retention related advertising and customer communications as well as other acquisition costs such as sales support and commissions. Technical service includes the costs of operating and maintaining the cable network as well as certain customer service activity ranging from installations to repair. Customer care costs include the costs associated with the order-taking and billing inquiries of subscribers. Community television costs are a regulatory requirement and consist of the costs to operate a series of local community-based television stations, which traditionally have filled a unique and localized customer-oriented niche.

Summarized Cable Financial Results

(In millions of dollars)
Years ended December 31,	2002	2001	% Chg

Operating revenue
Core cable	$1,095.7	$1,043.0	5.1
Internet	242.6	166.5	45.7
Video stores	263.0	228.3	15.2
Corporate items and eliminations	(4.9)	(4.8)	2.1

Total	$1,596.4	$1,433.0	11.4

Operating expenses
Core cable	$654.0	$603.2	8.4
Internet	142.3	108.1	31.6
Video stores	241.5	209.8	15.1
Corporate items and eliminations	(4.9)	(4.8)	2.1

Total	$1,032.9	$916.3	12.7

Operating profit[1]
Core cable	$441.7	$439.8	0.4
Internet	100.3	58.4	71.7
Video stores	21.5	18.5	16.2

Total	$563.5	$516.7	9.1

Operating profit as a percentage of revenue
Core cable	40.3%	42.2%
Internet	41.3%	35.1%
Video stores	8.2%	8.1%

Total	35.3%	36.1%

Property, plant and equipment expenditures[2]	$650.9	$749.7	(13.2)

1	Operating profit is defined as operating income before management fees, interest, income taxes, depreciation, amortization and non-recurring items (workforce reduction costs in 2002 and Cablesystem integration and At Home termination costs in 2001) and other nonoperating and non-recurring items.

2	Excluding video rental inventory.

Cable Operating Highlights and Significant Developments of 2002

•	an increase of over 160,000 net new Internet subscribers in 2002, representing a 33.5% increase in the total Internet subscriber base;

•	an increase of more than 129,000 net new digital cable television households, an increase of 47.6% from the opening position for 2002;

•	applied for and received basic rate deregulation in all systems that were formerly basic cable rate regulated, leaving no systems basic rate regulated;

•	successfully completed the transition of the Internet customer base from the At Home network to Cable-owned network and platforms;

•	progressed closer to completion of the network rebuild increasing to 94% of Cable’s homes passed being two-way addressable, 98% of subscribers being digital capable, with at least 95% of the Cable plant capable of transmitting 550 MHz of bandwidth or greater and 75% at 750/850 MHz;

•	the commercial launch of VOD covering an area of 530,000 homes passed in Central Toronto, complete with a library of over 400 titles;

•	launched a suite of bundled offers combining analog cable, digital cable and Internet, which contributed to faster growth and lower churn of Internet and digital cable products;

•	added 12 new Rogers Video Stores, raising the total number of Video Stores to 272;

•	successful issuance of $450 million notes offering in Canada and two U.S. notes offerings totalling US$550 million (approximately C$860.1 million), as well as the establishment of an amended and restated $1,075 million bank credit facility providing additional liquidity. Proceeds of these financings, together with $141.4 million proceeds from swap terminations, were used to repurchase US$280.2 million in U.S. dollar debt, prepay its $300 million Floating Rate Note, repay outstanding bank debt and for general corporate purposes.

Cable Revenue and Subscribers

(Subscriber statistics in thousands)
Years ended December 31,	2002	2001	Chg	% Chg

Homes Passed[1]	3,103.2	3,041.2	62.0	2.0
Basic cable subscribers	2,270.4	2,286.4	(16.0)	(0.7)
Basic cable, net additions	(16.0)	(4.8)	(11.2)	–
Internet subscribers	639.4	478.8	160.6	33.5
Internet, net additions	160.6	160.1	0.5	0.3
Digital terminals in service	456.2	314.1	142.1	45.2
Digital terminals, net additions	142.1	113.0	29.1	25.8
Digital households	401.5	272.1	129.4	47.6
Digital households, net additions	129.4	100.0	29.4	29.4
VIP customers	593.0	497.5	95.5	19.2
VIP customers, net additions	95.5	138.1	(42.6)	(30.8)

1	December 31, 2001 homes passed includes adjustment of 59,700 associated with system swaps, acquisitions and true-ups.

Total Cable Revenue
For 2002, Cable’s consolidated revenue was $1,596.4 million, which represented growth of $163.4 million, or 11.4%, over $1,433.0 million in 2001.

Core Cable Revenue
Core cable revenue, which accounted for 68.6% of total Cable revenues in 2002, totalled $1,095.7 million, a $52.7 million, or 5.1%, increase over 2001. Analog service increased year-over-year by $20.6 million due partially to: (1) an average rate increase of $2.88 per subscriber to approximately 600,000 subscribers effective August 1, 2002; (2) an average rate increase of $1.78 per subscriber to approximately 260,000 subscribers effective in October 2002; and (3) increases in tier pricing, offset by (4) a $4.4 million year-over-year reduction in revenue due to the sale of Cable’s Alaska cable systems to General Communication, Inc. in November, 2001 and (5) the impact from the year-over-year loss of approximately 16,000 basic cable subscribers. The remaining $36.5 million increase is primarily attributable to increased revenues related to digital services and rental of equipment.
     Core cable average monthly revenue per subscriber was $40.29 in 2002, an increase from $38.09 in 2001. Cable ended the year with 456,200 digital terminals in 401,500 households, increases of 45.2% and 47.6% over the prior year, respectively. At December 31, 2002, the penetration of digital households as a percentage of basic households was 17.7%, up from the December 31, 2001 penetration of 11.9%. The growth of digital cable subscribers, as well of Internet subscribers as discussed below, was supported by the successful launch during the year of a suite of bundled offers combining analog cable, digital cable and Internet. Approximately 80,000 bundles have been sold since their introduction.
     In its analog cable service, Cable offers three expanded analog channel groupings called tiers in addition to its basic cable offering. At December 31, 2002, 81.9% of basic cable service customers also subscribed to one or more tier services, compared to 84.2% at December 31, 2001. Cable ended the year with approximately 593,000 ‘VIP’ customers who participate in the Cable’s high-value customer loyalty program.

Internet Revenue
Internet revenue for 2002 grew by $76.1 million, or 45.7%, from the same period in 2001, reflecting the significant increase in the number of subscribers. Average revenue per Internet subscriber per month for 2002 was $37.13, an increase from $36.20 for 2001, reflecting price increases implemented during the year on the core Internet product offering and sales of the higher priced business Internet offering, partially offset by customer additions to the Cable’s lower priced ‘Lite’ Internet product introduced during 2002. Year-over-year, the Internet subscriber base has grown by 160,600, or 33.5%, resulting in 28.2% penetration of Internet households as a percentage of basic subscribers and 20.6% penetration as a percentage of homes passed.

Video Stores Revenue
Video Stores revenue grew by $34.7 million, or 15.2%, to $263.0 million for 2002 due to the opening of 12 stores and to a 4.9% increase in same store revenues. “Same stores” are stores that were open for a full year in both 2002 and 2001. At the end of 2002, 95 of the 272 Rogers Video Stores were integrated Rogers stores that offered access to a wide variety of Cable and Wireless products and services in addition to the core video rental and sales offerings.

Cable Operating Expenses
Consolidated cable operating expenses in 2002 increased by $116.6 million, or 12.7%, over 2001, with $654.0 million related to core cable expenses, $142.3 million related to Internet expenses and $241.5 million related to Video Stores expenses less $4.9 million related to inter-company transactions. Costs for core cable were increased year-over-year due to (1) programming costs associated with the increased sales of digital programming; (2) sales and marketing costs related to the new digital programming offerings and product bundles introduced during the year; and (3) increased customer service and network access costs. During the year, operating expenses included approximately $1.6 million associated with the partial subsidy on the sale to customers of approximately 19,300 digital set-top terminals. Digital terminals were not offered for sale in previous years.
     Internet operating expenses contributed $34.2 million of the overall increase in Cable expenses, primarily due to the 33.5% increase in Internet subscribers as well as year-over-year increases in sales and marketing costs associated with the cost of acquiring new subscribers, partly offset by efficiencies gained by owning and operating its own Internet infrastructure following the migration from At Home.
     Video Stores expenses in 2002 contributed to the remainder of the overall increase in Cable expenses, and primarily reflect the initial and ongoing expenses associated with the opening of 12 new stores during the year.

Cable Operating Profit
For 2002, consolidated Cable operating profit grew by $46.8 million, or 9.1%, over the same period in 2001, from $516.7 million to $563.5 million. Core cable operating profit increased by $1.9 million, or 0.4%, as the impact of higher revenues from price increases and increased digital penetration exceeded the increasing costs of supporting subscribers and the loss of basic and tier subscribers over the year. Internet operating profit grew by $41.9 million, or 71.7%, as a result of continuing scale efficiencies created from subscriber growth and the cost savings associated with moving from the At Home network, resulting in decreased average operating costs. Video Stores operating profit increased by $3.0 million, or 16.2%, as revenue growth outpaced cost growth due primarily to related operating efficiencies and improved margins on the sale of products.
     The revenue and expense changes described above led to a modest decline in the combined Cable and Internet operating margin from 41.2% in 2001 to 40.5% in 2002, reflecting the decline in core cable operating margins from 42.2% to 40.3% partially offset by strong Internet operating margin growth from 35.1% to 41.3%, while the Video Store operating margins grew to 8.2% from 8.1%.

Segmented Reporting of Cable Results
With the migration from At Home to Cable’s own infrastructure, Internet service has essentially become another core cable product that leverages Cable’s cable infrastructure and which, for the most part, shares the same physical infrastructure and sales, marketing and support resources as other core cable offerings. This, combined with the Cable’s expanded bundling of cable television and Internet services, has increasingly led to allocations of bundled revenues and network and operating costs between the core cable and Internet segments of Cable. As such, beginning in 2003, reporting of the core cable and Internet segments of the Cable segment will be combined. Cable will continue to provide separate statistical information on its Internet subscribers as it does for the digital cable subscriber subset of its core cable operations.

Cable Property, Plant and Equipment Expenditures
The nature of the cable television business is such that the construction, rebuild and expansion of a cable system is highly capital intensive. PP&E expenditures generally fall into broad groupings including network PP&E, subscriber equipment capital, and general PP&E. For 2002, Cable PP&E expenditures decreased $98.8 million or 13.2% from 2001 to total $650.9 million. The largest factors driving the decline were the non-recurring costs in 2001 related to the construction of its own Internet network and platforms associated with the transition from At Home, offset by higher spending in 2002 on cable network rebuild projects. Associated with the cable network rebuild program, at the end of 2002 approximately 94% of Cable’s homes passed were two-way addressable, 98% of subscribers were digital capable, with at least 95% of the Cable plant capable of transmitting 550 MHz of bandwidth or greater and 75% at 750/850 MHz.
     In late 2002, the U.S. cable television industry, organized under the National Cable Television Association (“NCTA”), jointly developed and agreed to a standardized set of PP&E expenditure reporting categories that the companies would follow to enable easier comparisons between the PP&E expenditures of the companies. Under the NCTA’s definitions, PP&E expenditures fall into the following five categories: (1) Customer Premise Equipment (“CPE”), which includes the equipment and the associated installation costs; (2) Scaleable Infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements; (3) Line Extensions, which includes network costs to enter new service areas; (4) Upgrade/Rebuild, which includes the costs to modify or replace existing coax and fiber networks; and (5) Support Capital which includes the costs associated with the replacement or enhancement of non-network assets.

     PP&E expenditures of Rogers Cable broken down by the NCTA’s broadly defined categories are as follows:

(In millions of dollars)
Years ended December 31,	2002	2001

Cable PP&E Expenditures
Customer Premise Equipment	$225.5	$230.7
Scalable Infrastructure	94.7	223.4
Line Extensions	59.4	51.3
Upgrade/Rebuild	179.7	131.1
Support Capital	83.6	96.5

Total Cable (excluding Video Stores)	$642.9	$733.0
Video Stores	8.0	16.7

Total Rogers Cable	$650.9	$749.7

Cable Risks and Uncertainties
The cable business is subject to several operating risks and uncertainties that may result in a material adverse effect on the business and financial results as outlined below.
     It is expected that a substantial portion of future growth will be achieved from new and advanced cable products and services. Accordingly, Cable has invested significant capital resources in the development of a technologically advanced cable network in order to support a wide variety of advanced cable products and services, and has invested significant resources in the development of new services to be provided over the network. However, consumers may not provide sufficient demand for the enhanced cable services that are offered. Alternatively, Cable may fail to anticipate demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. Cable’s failure to attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for cable services, could slow revenue growth and have a material adverse effect on Cable’s business and financial condition.
     Technological, regulatory and public policy trends have resulted in a more competitive environment for cable television service providers, Internet Service Providers (“ISPs”) and video sales and rental services in Canada. Cable faces competition from entities utilizing other communications technologies and may face competition from other technologies being developed or to be developed in the future. The ability to attract and retain customers is also highly dependent on the quality and reliability of service provided, as well as execution of business processes in relation to services provided by competitors. Competitors of cable include DTH satellite providers, and other distributors of multi-channel television signals to homes for a fee, including “grey market’’ satellite service providers, which are U.S. DBS providers whose signals are not sold but can be acquired in Canada, MMDS operators, SMATVs, and over-air television broadcasters. Other competitors of the cable television business are providers of “black market”, pirate systems to Canadian customers which enable customers to take, without paying a fee, programming services from U.S. satellite providers by defeating the operation of the systems preventing unauthorized access. Competitors of the high-speed Internet business include other ISPs offering competing residential and commercial Internet access services. Competitors of the videocassette, DVD and video games sales and rental business include other video rental and retail outlets, as well as alternative entertainment media, such as theatres, pay-per-view services and broadcasting services, as well as competition from emerging VOD services introduced by cable television providers.
     The Canadian Broadcasting Distribution Regulations do not allow Cable or its competitors to obtain exclusive contracts in buildings where it is technically feasible to install two or more systems.
     An increasing component of Cable’s PP&E expenditures will be to support a series of more advanced services. These services include Cable’s Internet, digital television VOD and other enhanced services that require advanced subscriber equipment. A substantial component of the capital required to support these services will be demand driven. As a result, forecasting PP&E expenditure levels for Cable will likely become less precise.
     There were over 60 digital specialty channels that became available in Canada in the latter portion of 2001. Cable believes that subscriber selection of these digital specialty service channels, whether individually, in pre-set theme packs or in customer-designed channel packages, will provide a consistent and growing stream of new revenue. In addition, the ability to attract subscribers to digital cable service is enhanced by the expanded variety of programming choices that are currently available. If a number of programmers that supply digital specialty channels face financial or operational difficulty sufficient to cease their operations, and the number of digital specialty channels decreases significantly, it may have a significant negative impact on cable revenue.
     Cable has been required by the CRTC to provide access to Cable’s cable systems by third party ISPs at mandated wholesale rates. The CRTC has approved cost-based rates for third party Internet access service and is currently considering proposed rates for third party interconnection and other outstanding terms and conditions of the service. As a result of the requirement that Cable provides access to third party ISPs, Cable may experience increased competition at retail for high-speed Internet subscribers. In addition, these third party providers would utilize network capacity that Cable could otherwise use for its own retail subscribers.

     Cable requires access to support structures and to municipal rights of way in order to deploy facilities. Where access cannot be secured, Cable may apply to the CRTC to obtain a right of access under the Telecommunications Act. However, the CRTC’s jurisdiction to establish the terms and conditions of access to the support structure of hydroelectric utilities, as well as to municipal rights of way, has been challenged in the courts. In a recent decision, the Federal Court of Appeal has determined that the CRTC does not have the jurisdiction to establish the terms and conditions of access to the poles of hydroelectric companies. This decision has been appealed to the Supreme Court of Canada. If the Federal Court of Appeal decision is permitted to stand, the costs of obtaining access to support structures of hydroelectric companies could be substantially increased. A number of municipalities have also appealed a decision of the CRTC asserting jurisdiction over the terms and conditions of access to municipal rights of way by telecommunications carriers and distribution undertakings such as Rogers. The Federal Court of Canada has denied this appeal. The municipalities will now seek leave to the Supreme Court of Canada. If leave is granted and the appeal is successful, the costs of deploying facilities in urban areas could also be significantly increased.

WIRELESS OPERATING AND FINANCIAL RESULTS

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001
For purposes of this discussion, revenue has been classified according to following categories: (1) wireless voice; (2) data and messaging services; and (3) equipment sales. Wireless generates its wireless voice revenues principally from (a) monthly fees; (b) airtime, usage and long-distance charges; (c) optional service charges; (d) system access fees; and (e) roaming charges. Revenues from data and messaging are generated from monthly fees, usage charges and roaming. Equipment sales revenue is generated from the sale of hardware and accessories to independent dealers, agents, retailers, and directly to subscribers (i.e. e-business).
     Wireless operating expenses are comprised principally of: (1) sales and marketing expenses; (2) network operating expenses; (3) customer care expenses; (4) costs of service delivery; and (5) general and administrative expenses including management fees paid to RCI. Sales and marketing expenses consist primarily of (a) subscriber acquisition costs, including dealer commissions and costs associated with providing handsets; (b) subscriber retention costs, including costs related to handset upgrades for qualified subscribers; (c) residual payments to sales channels; (d) advertising costs; and (e) related remuneration costs. Network operating expenses are comprised primarily of (a) rent, maintenance and utility costs associated with cell sites; (b) Industry Canada licencing fees associated with spectrum utilization; and (c) remuneration costs for network support. Customer care expenses consist primarily of general costs associated with customer care, billing and other back office systems and credit and collections. Cost of service delivery expenses consist principally of (a) inter-carrier payments to roaming partners and long-distance carriers and (b) the CRTC contribution levy.

Summarized Wireless Financial Results

(In millions of dollars)
Years ended December 31,	2002	2001	% Chg

Operating revenue
Wireless voice	$1,699.1	$1,515.3	12.1
Data and messaging services	60.1	56.5	6.4

Network revenue	1,759.2	1,571.8	11.9
Equipment sales	206.7	181.3	14.0

Total	$1,965.9	$1,753.1	12.1

Operating expenses	1,438.2	1,341.2	7.2

Operating profit[1]	$527.7	$411.9	28.1

Operating profit as a percentage of network services revenue	30.0%	26.2%

Property, plant and equipment expenditures (excluding spectrum licence costs2)	$564.6	$654.5	(13.7)

1	Operating profit is defined herein as operating income before management fees, interest, income taxes, depreciation, amortization and non-recurring items (change in estimates of sales tax and CRTC contribution in 2002) and other non-operating and non-recurring items.

2	Spectrum licences for the deployment of next generation wireless services across Canada were acquired in February 2001 at a total cost of $396.8 million.

Wireless Operating Highlights and Significant Developments of 2002

•	the net addition of approximately 364,000 wireless voice subscribers, of which approximately 88% were higher value postpaid subscriber additions, a significant increase from 42% postpaid in 2001. Accordingly, postpaid voice subscriber net additions were higher by 122,000, or 62% versus 2001. The wireless voice subscriber base totalled 3,356,000 at December 31, 2002, representing growth of 12.2% for the year;
•	reduced average monthly postpaid voice subscriber churn to 1.98% in 2002 compared to 2.24% in 2001;
•	achieved year-over-year operating profit growth of 28.1%;
•	completed the installation of the 1.9 GHz GSM/GPRS network to fully match the coast-to-coast analog footprint, covering approximately 93% of the Canadian population, and began deployment of GSM/GPRS at 850 MHz late in 2002;
•	announced agreements to distribute leading-edge integrated wireless voice and data PDAs including products from Research In Motion, Handspring, Motorola, and wireless aircards for mobile PC data connectivity from Sierra Wireless;
•	commenced cross-border GSM roaming into the U.S. with AWE and Cingular, and into 54 other countries around the world;
•	launched availability of downloadable ring tones and on-screen graphics on SMS and Internet enabled wireless devices;
•	began offering, in conjunction with Canada’s other wireless providers, inter-carrier mobile text messaging;
•	stabilized monthly average revenue per postpaid user (“ARPU”) from postpaid voice subscribers at $56.11 in 2002 compared to $56.39 in 2001;
•	repurchased US$45.9 million aggregate principal amount of U.S. dollar-denominated long-term debt, resulting in a gain of $31.0 million;
•	received clarification from the CRTC on the final contribution rate for 2002 of 1.3%, significantly reduced from the 2001 rate of 4.5%, which had the effect of decreasing expenses by $30.2 million year-over-year;
•	introduced processes and systems designed to reduce on-going operating costs, such as voice recognition customer service for prepaid subscribers.

Wireless Voice Revenue and Subscribers

(Subscriber statistics in thousands, except ARPU, churn and usage)
Years ended December 31,	2002	2001	Chg	% Chg

Postpaid
Gross additions	883.6	800.2	83.4	10.4
Net additions	319.8	197.5	122.3	61.9
Total subscribers	2,577.1	2,257.3	319.8	14.2
ARPU	$56.11	$56.39	$(0.28)	(0.5)
Average monthly usage (minutes)	324	302	22	7.3
Churn (%)	1.98%	2.24%	(0.26%)	(11.6)
Prepaid
Gross additions	243.3	420.9	(177.6)	(42.2)
Net additions (reductions)	44.2	267.9	(223.7)	(83.5)
Total subscribers	778.7	734.5	44.2	6.0
ARPU[1]	$10.17	$10.29	$(0.12)	(1.2)
Churn (%)	2.23%	2.75%	(0.52%)	(18.9)
Total – Postpaid and Prepaid
Gross additions	1,126.9	1,221.1	(94.2)	(7.7)
Net additions	364.0	465.4	(101.4)	(21.8)
Total subscribers	3,355.8	2,991.8	364.0	12.2
ARPU (blended)[1]	$45.17	$46.60	$(1.43)	(3.1)

1	Prepaid ARPU is calculated on net wholesale revenues to Wireless.

Wireless Voice Revenue

Wireless voice revenue in 2002, which accounted for 86.4% of the Wireless’s total operating revenue, was $1,699.1 million, an increase of $183.8 million or 12.1% from 2001. This revenue growth reflects the 12.2% increase in the number of wireless voice subscribers over fiscal 2001 and relatively unchanged ARPU year-over-year. The success of Wireless in attracting a greater proportion of higher valued postpaid subscribers, combined with pricing increases, resulted in relatively stable blended ARPU on a year-over-year basis. Average monthly postpaid ARPU was $56.11, down only $0.28, or 0.5%, from $56.39 in 2001. Average monthly airtime usage per postpaid subscriber increased to 324 minutes in 2002 from 302 minutes in 2001.
     Average monthly postpaid churn improved to 1.98% as compared to 2.24% in 2001. Wireless took a number of steps in 2002 to facilitate improved churn performance, including refocusing its customer retention programs to reduce churn levels through segmented and focused management of its subscriber base as well as enhancing its customer service operations.

     Prepaid wireless voice net additions of 44,200 in 2002 accounted for 12.1% of the total net additions in the year as compared to 57.6% in 2001. Prepaid ARPU declined slightly to $10.17 in 2002 from $10.29 in 2001. While prepaid gross and net activations were significantly lower than the levels experienced by Wireless in 2001, these results were expected as Wireless moved to reduce handset subsidies and generally placed much less emphasis on marketing its prepaid product.

Wireless Data and Messaging Services

(Subscriber statistics in thousands, except ARPU, churn and usage)
Years ended December 31,	2002	2001	Chg	% Chg

Gross additions
Data and two-way messaging	44.0	36.7	7.3	19.9
One-way messaging	58.9	104.6	(45.7)	(43.7)

	102.9	141.3	(38.4)	(27.2)

Net additions (reductions)
Data and two-way messaging	27.0	27.9	(0.9)	(3.2)
One-way messaging	(70.5)	(44.4)	(26.1)	58.8

	(43.5)	(16.5)	(27.0)	163.6

Total subscribers
Data and two-way messaging	81.7	54.7	27.0	49.4
One-way messaging	302.2	372.7	(70.5)	(18.9)

	383.9	427.4	(43.5)	(10.2)

Revenue
Data and two-way messaging	$24.9	$12.9	$12.0	93.0
One-way messaging	35.2	43.6	(8.4)	(19.3)

	$60.1	$56.5	$3.6	6.4

ARPU
Data and two-way messaging	$28.15	$27.54	$0.61	2.2
One-way messaging	$8.79	$9.34	$(0.55)	(5.9)

Data and two-way messaging services revenue was $24.9 million in 2002, an increase of $12.0 million or 93% from 2001. This increase was due to a 49.4% increase in Wireless’ higher ARPU data and two-way messaging subscribers. Wireless’ monthly data and two-way messaging ARPU increased $0.61 or 2.2% from 2001, reflecting an increase in the mix of subscribers on higher-priced services.
     One-way messaging (paging) revenues of $35.2 million declined $8.4 million, or 19.3%, from 2001 as a result of an 18.9% decline in subscribers to this mature product as compared to 2001. Wireless believes this reduction was due to a continuing transition in one-way paging to wireless voice or two-way messaging services and expects this trend to continue.

Wireless Equipment Sales Revenue

In 2002, revenue from wireless voice, data and messaging equipment sales was $206.7 million, up $25.4 million, or 14.0%, from the prior year. The increase in equipment revenues reflects the generally more sophisticated handsets and devices associated with the significantly higher volume of postpaid customer additions. However, this increase in sales does not materially affect the operating income of Wireless as Wireless generally sells equipment to distribution at a price close to cost to facilitate competitive pricing at the retail level.

Wireless Operating Expenses

(In millions of dollars, except per subscriber statistics)
Years ended December 31,	2002	2001	Chg	% Chg

Operating expenses before sales, marketing and retention costs[1]	$656.6	$658.1	(1.5)	(0.2)
Sales and marketing costs, excluding retention costs	466.1	399.6	66.5	16.6
Retention costs	108.9	102.2	6.7	6.6
Average monthly operating expenses before sales and marketing costs per subscriber[1]	15.45	17.48	(2.03)	(11.6)
Sales and marketing cost per gross addition excluding retention costs	379	293	86	29.4

[1]	2002 operating expenses exclude the benefit of non-recurring items.

     Total operating expenses, before sales, marketing and retention costs, were $656.6 million, relatively unchanged from 2001. One of the primary contributors to the flat expense levels on a year-over-year basis is the decrease in CRTC contribution expense of $30.2 million due to the reduction in the contribution rate from 4.5% in 2001 to 1.3% in 2002. Excluding the impact of the CRTC contribution, expenses increased 4.7% on a year-over-year basis, which is substantially lower than the 12.2% increase in the total number of wireless voice subscribers. Wireless was also successful in reducing the costs related to its customers roaming outside of Canada through more favourable roaming arrangements with certain U.S. carriers.

     The majority of the operating expenses relate directly to providing customers with service, whether it be from a network or customer service perspective. An example of Wireless working to reduce operating costs was the adoption of new technologies, such as voice recognition software that allows the self-activation and self-service of prepaid accounts. Wireless will continue to use technology enhancements such as these to drive reductions in costs, on a per subscriber basis, over the long term.
     Average monthly operating expense per subscriber, excluding sales and marketing and retention costs, decreased $2.03, or 11.6%, to $15.45 in 2002, compared to $17.48 in 2001. This year-over-year reduction reflects scale economies from the larger subscriber base combined with CRTC contribution cost reductions, roaming cost reductions, and improved efficiencies in call centre and network maintenance operations.

Wireless Sales and Marketing Costs

The 16.6% year-over-year increase in total sales and marketing expenses was due to higher variable acquisition costs associated with the significant shift in the mix of postpaid subscriber additions to 78.4% of gross additions in 2002 as compared to 65.5% in 2001, resulting in a 10.4% year-over-year increase in the number of postpaid gross additions. In addition, variable sales and marketing expenses increased in line with the Wireless’ strategy to attract higher value customers. Wireless also invested more in advertising and promotion on a year-over-year basis as it emphasized the value proposition related to data and other product offerings. Sales and marketing costs per wireless subscriber gross addition, excluding subscriber retention costs, were $379, an increase of $86, or 29.4%, from $293 in 2001.

Wireless Customer Retention Costs

Wireless’ existing wireless voice, messaging and data subscriber base, which totals approximately 3.7 million, represents one of its single most valuable assets. The cost to acquire a new subscriber is generally much higher than the cost of retaining an existing subscriber relationship. As such, Wireless focuses extensively on retaining its existing subscribers through customer satisfaction, loyalty programs, and the proactive renewal of subscriber service contracts. Total retention program costs for 2002 were $108.9 million, $6.7 million or 6.6%, higher than 2001. These costs include payments to the distribution of Wireless for ongoing service to its existing customers, as well as handset upgrade and program costs associated with its loyalty and renewal programs. The increase in costs over 2001 is attributable to the continued growth in the subscriber base resulting in generally higher levels of retention spending, partially offset by targeted and structured retention efforts. Wireless believes that lower churn is a leading indicator of the success of retention efforts. With average monthly postpaid voice churn declining to 1.98% in 2002 from 2.24% in 2001, Wireless is satisfied that the investment in retention efforts is returning substantial financial benefits.
     At December 31, 2002, Wireless, as a result of its sales and retention strategies, had 61% of its postpaid wireless subscriber base under contracts with an initial term of at least twelve months.

Wireless Operating Profit

Revenue increased at a faster rate than expenses, resulting in operating profit of $527.7 million in 2002, an increase of $115.8 million, or 28.1%, from $411.9 million in 2001. Operating profit as a percentage of network revenue, or operating profit margin, improved in 2002 to 30.0% from 26.2% in 2001.

Wireless Property, Plant and Equipment Expenditures

Plant, property and equipment expenditures totalled $564.6 million in 2002, a decrease of $89.9 million or 13.7% from $654.5 million in 2001. Network related PP&E expenditures of $411.5 million consisted primarily of $65.3 million for the completion of the initial 1.9 GHz GSM/GPRS network overlay, $152.1 million for capacity expansion, substantially all relating to the 1.9 GHz GSM/GPRS network and transmission infrastructure, and $128.5 million for the construction of new sites for improved coverage in existing service areas and sites for expanded coverage. Deployment of GSM/GPRS equipment in the 850 MHz frequency band was initiated during the fourth quarter with expenditures of $37.1 million. The remaining balance of $28.5 million in network PP&E expenditures related primarily to technical upgrade projects, operational support systems, and the addition of new services. Wireless has continued to construct the infrastructure necessary for higher quality digital coverage and lower cost incremental capacity, by adding channels on existing sites and 245 new cell sites in 2002. Other PP&E expenditures consisted of $71.8 million for information technology initiatives, $47.9 million for expansion of the Company’s headquarters facilities, and $33.4 million for call centres, and other facilities and equipment.

Wireless Spectrum Acquisition

In January 2001, Industry Canada conducted an auction for 62 wireless licences in the 1.9 GHz frequency band in 16 regions across Canada. Rogers Wireless acquired an additional 20 MHz of spectrum in eastern and northern Ontario, southern Quebec, Alberta, British Columbia, the Midwest and the Atlantic Provinces, and 10 MHz of spectrum in southern Ontario. The aggregate cost to Rogers or Wireless of the spectrum licences was $396.8 million.

Wireless Risks and Uncertainties

Wireless’ business is subject to several operating risks and uncertainties that could result in a material adverse effect on its business and financial results as outlined below.
     It is expected that a substantial portion of future revenue growth will be achieved from new and advanced wireless voice and data transmission services. Accordingly, Wireless has invested significant capital resources in the development of the GSM/GPRS network in order to offer these services. However, consumers may not provide sufficient demand for these advanced wireless services. Alternatively, Wireless may fail to anticipate demand for certain products and services, or may not be able to offer or market these new products and services successfully to subscribers. Wireless’ failure to attract subscribers to new products and services, or failure to keep pace with changing consumer preferences for wireless services, could slow revenue growth and have a material adverse effect on its business and financial condition.
     Wireless could face increased competition if there is a removal or relaxation of the limits on foreign ownership and control of wireless licences. Legislative action to remove or relax these limits could result in foreign telecommunication companies entering the Canadian wireless communications market, either through the acquisition of wireless licences or of a holder of wireless licences. Such companies could have significantly greater capital resources than Wireless. Wireless supports removal of the limits on foreign ownership and control and believes that removal would give Wireless greater access to lower cost capital.
     Aggressive pricing over time has reduced Canadian wireless communications pricing to among the lowest in the industrialized world. Wireless believes that competitive pricing is a factor in causing churn. It cannot predict the extent of further price competition and customer churn into the future, but it anticipates some ongoing re-pricing of its existing subscriber base, as lower pricing offered to attract new customers is extended to or requested by existing customers. In addition, as wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenues than Wireless’ existing customers, which could slow revenue growth.
     Wireless cannot anticipate what, if any, impact new wireless communications services or lower prices could have on overall market growth. It intends to compete vigorously for all customer segments, focusing on the business, consumer and youth segments, and in all geographic markets based on the strengths of its extensive networks and broad digital services coverage, strong brands and wide distribution presence.
     Commencing January 1, 2001, Wireless was required to make payments equal to an annual percentage of adjusted revenues in accordance with the new revenue-based contribution scheme. The percentage of adjusted revenues payable is revised annually by the CRTC. The CRTC has announced the final rate for 2002 and interim rate for 2003 of 1.3%. Wireless cannot anticipate the final rate for 2003 or for future years. An increase in the rate would have a negative impact on operating profits.
     Late in 2002, Industry Canada released a consultation paper proposing a new methodology for calculating spectrum fee assessments (excluding auction spectrum). Spectrum fees are currently assessed on a per radio channel basis in the case of cellular and a per site basis for PCS. The new regime proposes an annual cost per MHz per population for both of cellular and PCS, and therefore fees will be based on the amount of spectrum held by the carrier, regardless of the degree of deployment or the number of sites. The rate proposed by Industry Canada results in overall increases for all major carriers, and is proposed to come into effect on April 1, 2004. Increases would be phased in over a seven-year period to 2011.
     The operation of Wireless’ wireless communications network, the marketing and distribution of its products and services, and the continued evolution to third generation network technology will continue to require substantial capital resources. PP&E expenditures in 2003 are expected to decline from 2002 to between approximately $400 and $425 million.
     There is no guarantee that the deployment by Wireless of EDGE technology will be competitive or compatible with other technologies. Wireless expects to begin supplementing its GSM/GPRS network with EDGE technology in 2003. While it and its strategic partners have selected these technologies as an evolutionary step from their current to future networks, there are other competing technologies that are being developed and implemented in Canada and in other parts of the world. None of the competing technologies are directly compatible with each other. If the next generation technology that gains the most widespread acceptance is not compatible with Wireless’ networks, competing services based on such alternative technology may be preferable to subscribers.
     Media and other reports have linked radio frequency emissions from wireless handsets to various health concerns, including cancer, and to interference with various medical devices, including hearing aids and pacemakers. While there are no definitive reports or studies stating that radio frequency emissions are directly attributable to such health issues, concerns over radio frequency emissions may discourage the use of wireless handsets or expose Wireless to potential litigation. It is also possible that future regulatory actions may result in the imposition of more restrictive standards on radio frequency emissions from low powered devices such as wireless handsets. Wireless is unable to predict the nature or extent of any such potential restrictions.
     Certain provincial government bodies are considering legislation to restrict or prohibit wireless handset usage while driving. Legislation banning the use of hand-held phones was passed in Newfoundland in late 2002, with implementation likely in April 2003, which will permit the use of hands-free devices. Legislation has been proposed in some other jurisdictions to restrict or prohibit the use of wireless handsets while driving motor vehicles. Some studies have indicated that certain aspects of using wireless handsets while driving may impair the attention of drivers in various circumstances, making accidents more likely. If laws are passed prohibiting or restricting the use of wireless handsets while driving, it could have the effect of reducing subscriber usage. Additionally, concerns over the use of wireless handsets while driving could lead to potential litigation relating to accidents, deaths or bodily injuries.

MEDIA OPERATING AND FINANCIAL RESULTS

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

For discussion purposes, Media’s financial results have been divided into “Publishing”, “Radio”, “Television”, “The Shopping Channel”, and “Other” that includes corporate expenses and iMedia (for 2001 only). Publishing includes Media’s consumer and business publications, as well as its database and medical trade show businesses. Radio includes 43 AM and FM radio stations, TV listings and its 50% share in Canadian Broadcast Sales (“CBS”). Television includes the results of the OMNI Channels (OMNI.1, previously called CFMT TV, and OMNI.2) and Rogers Sportsnet. Rogers Sportsnet was consolidated effective November 1, 2001, after Rogers acquired an additional 40% interest in the network to now control 80% in total. The Shopping Channel is Media’s televised home-shopping service.
     Media’s revenues consist of: (1) advertising revenues; (2) circulation and subscription revenues; and (3) retail product sales. Operating expenses consist of: (1) programming costs; (2) radio and television network operating expenses; (3)production expenses; (4) circulation expenses; (5) sales and marketing expenses; (6) cost of retail product sold; and (7)general and administrative expenses.

Summarized Media Financial Results

(In millions of dollars)
Years ended December 31,	2002	2001	% Chg

Operating revenue
Publishing	$291.6	$300.3	(2.9)
Radio	166.2	148.0	12.3
Television	151.3	69.0	119.3
The Shopping Channel	202.2	192.0	5.3
Corporate items, eliminations and other	(0.5)	12.4	–

Total	$810.8	$721.7	12.3

Operating expenses[1]
Publishing	$263.9	273.0	(3.3)
Radio	124.2	108.1	14.9
Television	143.6	60.8	136.2
The Shopping Channel	183.8	174.0	5.6
Corporate items, eliminations and other	7.7	37.5	(79.5)

Total	$723.2	$653.4	10.7

Operating profit[1]
Publishing	$27.7	$27.3	1.5
Radio	42.0	39.9	5.3
Television	7.7	8.2	(6.1)
The Shopping Channel	18.4	18.0	2.2
Other	(8.2)	(25.1)	(67.3)

Total	$87.6	$68.3	28.3

Operating profit as a percentage of revenue[1]
Publishing	9.5%	9.1%
Radio	25.3%	27.0%
Television	5.1%	11.9%
The Shopping Channel	9.1%	9.4%

Total	10.8%	9.5%

Property, plant and equipment expenditures	$42.7	$18.8	127.1

[1]	Operating profit is defined as operating income before management fees, interest, income taxes, depreciation, amortization and non-recurring items (workforce reduction costs) and other non-operating and non-recurring items.

Media Operating Highlights and Significant Developments of 2002

•	launch of a second over-the-air multicultural channel, OMNI.2, within five months of being awarded the licence through leveraging much of the existing infrastructure of CFMT-TV, now rebranded OMNI.1;
•	strengthening of its Publishing division through aggressive cost structure management and the restructuring of its Trade Publication division;
•	rapid integration of the 13 radio stations acquired from Standard Radio Inc, including the relocation of The Fan590 within Radio’s Toronto Broadcasting operations, following regulatory approvals early in the year;
•	integration of Sportsnet into Rogers Media and growth of this relatively young franchise with a focus on acquiring and developing regional content;
•	consolidation of The Shopping Channel’s warehousing operation into one, new, state-of-the-art facility in Mississauga;
•	the Canadian economy, in particular the advertising markets, remained relatively soft and volatile through 2002.

Media Financial Results

Total revenue for Media was $810.8 million in 2002, an increase of $89.1 million or 12.3% from $721.7 million in 2001. Of the $89.1 million revenue growth, $82.3 million was from the Television division, Radio contributed $18.2 million and The Shopping Channel contributed $10.2 million, offset by a $8.7 million reduction in Publishing revenue and the loss of $12.4 million of revenue from the iMedia division that was closed at the end of 2001. The growth in Television revenue was directly attributable to the acquisition of the additional 40% interest in Sportsnet on November 1, 2001 as well as the launch of Media’s second multicultural television operation, OMNI.2, in September 2002. Across all of Media’s divisions combined, approximately 52.1% of the total 2002 revenue was advertising based. Total operating profit was $87.6 million in 2002, a year-over-year increase of 28.3%, or $19.3 million, which was primarily attributable to the fact the iMedia division was closed at the end of 2001. Details of these changes are discussed in further detail under the following overviews of the respective divisions.

Publishing

Revenue at the Publishing division was $291.6 million, a reduction of $8.7 million, or 2.9%, from $300.3 million in 2001. Excluding the impact on revenues of the sale of Bowdens, Publishing revenues were up approximately $3.0 million, due to growth in the Women’s Group and the Healthcare and Financial Group. Publishing operating profit was $27.7 million in 2002, an increase of $0.4 million, or 1.5%, from $27.3 million in 2001, due to the sale of Bowden’s in 2001.

Radio

Radio revenue was $166.2 million, an $18.2 million or 12.3% increase from $148.0 million in 2001. Results of the 13 radio stations acquired from Standard Radio Inc. were included effective May 1, 2002 and contributed $18.5 million in revenues through the remainder of 2002. Excluding the newly acquired radio stations, Radio’s revenues declined $0.3 million from 2001 reflecting economic softness in the demand for local radio advertising.
     Radio’s operating profit increased by $2.1 million or 5.3% from 2001 to $42.0 million while its operating margin declined by 170 basis points over the same period. Increased operating profits from the newly acquired radio stations were largely offset by the effects of a continued weak advertising market, the cost of the music tariff introduced during the year and additional spending on format changes and marketing of key brands.

Television

Television includes the results of OMNI.1 (formerly CFMT-TV), OMNI.2 and Rogers Sportsnet. The operating results of Sportsnet were consolidated effective November 1, 2001, upon the acquisition of an additional 40% interest by Media to reach its current 80% ownership level. Canada’s only regional all-sports network, Sportsnet derives revenues from both advertising and subscriber fees from cable and satellite customers across Canada. Revenue from Sportsnet for the two months in 2001 amounted to $16.4 million. OMNI.2 television began broadcasting during the third quarter of 2002 in the Toronto, Hamilton, Ottawa and London, Ontario markets only five months after receiving licence approval. The licence allows Media to combine the infrastructure of the new station with its existing Toronto multicultural television operation, OMNI.1 (formerly CFMT-TV), creating an efficient combined operation with a dual broadcasting stream.
     Revenue at the OMNI Channels increased by $0.6 million to $53.2 million compared to 2001, with OMNI.2 contributing $4.6 million since its September 2002 launch. The very modest increase in revenue at the OMNI Channels primarily reflects the continued slow Toronto television advertising market during the first half year.
     Operating profit at OMNI was $10.1 million in 2002, a $0.3 million or 2.9% decrease from 2001. The year-over-year decrease in operating profit was due to startup costs associated with the launch of OMNI.2 and to the slow Toronto television advertising market in the first half of the year.
     Full year revenues at Sportsnet were $98.1 million with a $2.4 million associated operating loss. The year-over-year growth in revenues was driven by strong growth in advertising revenue, fueled by the success of the regional sports network model in Canada.

The Shopping Channel

The Shopping Channel’s revenue increased $10.2 million, or 5.3%, to $202.2 million from $192.0 million in 2001. In 2002, off-air sales represented 25.1% of revenue, up from 20.6% in 2001, and included catalogue, Web site and physical store sales. Operating profit at The Shopping Channel was $18.4 million, a $0.4 million or 2.2% increase from $18.0 million in 2001.

Other

“Other” includes the corporate office expenses of the Media division and, in 2001, the iMedia division. At the end of 2001, the ownership of certain Web sites were transferred from the iMedia division directly to the respective publications that feed content to the sites, while other sites which were previously part of iMedia were closed and administration and technology groups were largely dismantled.

Media Property, Plant and Equipment Expenditures

Total Media PP&E expenditures in 2002 were $42.7 million compared to $18.8 million in 2001. The increase was primarily due to the construction of a national distribution centre for The Shopping Channel and startup costs related to OMNI.2.

Media Risks and Uncertainties

The media business is subject to several operating risks and uncertainties that may result in a material adverse effect on the business and financial results as outlined below.
     Media depends on advertising as a material source of its revenue and its businesses would be adversely affected by a further material decline in the demand for local and/or national advertising. Media derived approximately 52.1% of its revenues in 2002 from the sale of advertising which is expected to continue to be a material source of Media’s revenue in the future. Advertising revenues, which are largely a function of consumer confidence and general economic conditions, remain unpredictable, although the diversity of the group of businesses Media operates, both geographically and in terms of the breadth of media, helps to provide some stability to the advertising revenue base. Most of Media’s advertising contracts are short-term contracts that can be terminated by the advertiser with little notice. It is also well established that advertising dollars migrate to media properties that are leaders in their respective markets and categories when advertising budgets are tightened. Most of Media’s radio and magazine properties are leaders in their respective markets. However, continued weakness and/or instability in the global economy could cause a further decline in future advertising revenues.
     In addition, expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns outside of Media’s control. Moreover, because a substantial portion of Media’s advertising revenue is derived from local advertisers, its ability to generate advertising revenue in specific markets could be adversely affected by local or regional economic downturns. This is particularly true in the concentrated Toronto market, where Media’s four radio and two over-the-air television stations combined totalled approximately 14.1% of Media’s revenues in 2002. Advertisers base a substantial part of their purchasing decisions on statistics such as ratings and readership generated by industry associations or agencies. If Media’s radio and television ratings and/or magazine readership levels were to decrease substantially, Media’s advertising sales volumes and rates which it charges advertisers could be adversely affected.
     Historically, Media’s growth has been generated in part by strategic acquisitions and Media intends to continue to selectively pursue acquisitions of radio and television stations and publishing properties. Media is not able to predict whether it will be successful in acquiring properties that enhance its businesses. If Media is unable to identify and complete acquisitions, its growth could slow from historical levels. In addition, Media could face difficulties associated with integrating the operations of businesses that it does acquire and this could have a material adverse effect on Media’s business, financial condition or results of operations.
     New programming or content services as well as alternative media technologies, such as digital radio services, direct-to-home satellite, wireless and wired pay television, Internet radio and video programming, and on-line publishing content have all recently begun competing for programming and publishing content, audiences and advertising revenues. These competing technologies may increase audience fragmentation, reduce Media’s ratings or have an adverse effect on its local and/or national advertising revenue. These or other technologies and business models may have a material adverse effect on Media’s business, results of operations or financial condition.
     The Canadian magazine industry, for many years, benefited from government legislation designed to promote Canadian content in magazines and to prevent the entry into Canada of so-called “split run” magazines, which replace foreign advertisements with advertisements directed at Canadians, but carry little or no Canadian content. In 1997, the World Trade Organization upheld a complaint filed by the U.S. that certain measures adopted by Canada with respect to the Canadian publishing industry contravened the General Agreement on Tariffs and Trade (“GATT”). In 1998, the Government of Canada repealed the contravening legislation and, in May 1999, enacted the Foreign Publishers Advertising Services Act (Canada), which allows foreign publishers access to the Canadian advertising market, subject to certain restrictions. Increased access to Canadian advertising by foreign publishers, many of whom have significant financial resources and large readership bases, could have a significant adverse effect upon Media’s publishing advertising revenues and operations.

     The Government of Canada created the Canadian Magazine Fund (“CMF”) to help encourage Canadian publishers to continue to produce high-quality and innovative Canadian editorial content, subject to certain eligibility requirements. Beginning in 2000–2001, the CMF intent is to provide $150 million in funding to Canadian magazine publishers through 2003, $75 million of which is intended to support Canadian Editorial Content. In 2001–2002, the CMF distributed $25 million to over 400 publishers in support of Canadian Editorial Content, with funding pro-rated across applicants based on their respective share of total eligible Canadian editorial expenses. Rogers Media qualified for approximately $5.2 million in support from the CMF in 2002. The Government of Canada has committed to the CMF through 2003 but there is no assurance that it will continue beyond that time.

     A significant portion of Publishing’s operating expenses consist of paper, printing and postage expenses. Paper is Publishing’s single largest raw material expense, representing approximately 8% of Publishing’s operating expenses in 2002. Publishing depends upon outside suppliers for all of its paper supplies, holds relatively small quantities of paper in stock itself, and is unable to control paper prices, which can fluctuate widely. Moreover, Publishing is generally unable to pass paper cost increases on to customers. Printing costs represented approximately 11.0% of Publishing’s operating expenses in 2002. Publishing relies on third parties for all of its printing services. In addition, Media relies on the Canadian Postal Service to distribute a large percentage of its publications. A material increase in paper prices, printing costs or postage could have a material adverse effect on Publishing’s business, results of operations or financial condition.
     In 2003, the CRTC may consider the replacement of its transitional digital radio policy with a final policy. The CRTC has released its digital television licencing policy, covering issues such as priority carriage and simultaneous substitution. Media believes that the Digital Television decision provides a positive framework for the introduction of digital television broadcasting in Canada. The Commercial Radio Policy 1998 was also intended for review after five years. We expect a CRTC review this year to involve issues such as multiple licence ownership and Canadian content. The CRTC will also monitor the on-going transition or migration of analog to digital as well as the introduction of interactivity.
     The cable and telecommunications industries will continue to promote the easing of foreign ownership restrictions to finance operations and additional infrastructure requirements. If successful, the easing of any restrictions may require integrated communications companies such as Rogers to establish a separate ownership structure for their broadcasting content entities.
     Copyright liability pressures tend to escalate over time for radio and TV. The Copyright Board has scheduled a merged Tariff 2 (Broadcast TV) and Tariff 17 (non-broadcast TV) hearing for April 2003. Society of Composers, Authors and Music Publishers of Canada (“SOCAN”) is seeking an increase for each of the television tariffs. Another recently concluded hearing considered a reproduction rights tariff proposed by the Canadian Musical Reproduction Rights Agency/Societe du droit de reproduction des auteurs, compositeurs et editeurs du Canada (“CMRRA/SODRAC”) for copies of CDs made by radio stations onto their computer servers. SOCAN and the Neighbouring Rights Collective Society (“NRCC”) have also proposed increased performing rights radio tariffs, with the NRCC also proposing to eliminate important exemptions for all-talk stations.
     Working with the Canadian Association of Broadcasters (CAB), Media is trying to eliminate the CRTC’s Part II Licence Fees payable by broadcasters. These fees are paid over and above the regulatory costs of the CRTC and are deposited into the government’s Consolidated Revenue Fund. Media is working to obtain federal government approval for direct to consumer advertising for the pharmaceuticals industry in Canada. This approval has already been obtained by broadcasters in the United States and has proven to be a significant new source of advertising revenue for them.
     The CRTC is reviewing its Exemption Order regarding Teleshopping Programming Undertakings. The CRTC’s review focused specifically with the exemption order and its criteria (e.g. origination in Canada and predominant use of Canadian resources). Media has argued in favour of maintaining the exemption order and their criteria in their current state. In direct response to a submission filed by the QVC Network from the United States, Media also argued against any changes to the criteria regarding Canadian ownership requirements for exempt teleshopping services.

LIQUIDITY AND CAPITAL RESOURCES

This discussion is based upon the Company’s annual Consolidated Statements of Income and the Consolidated Statements of Cash Flows.

     Rogers has consistently invested in upgrading and expanding its networks and communications businesses over time, as well as in new communications service initiatives, all of which are highly capital intensive. Mainly as a result of these PP&E expenditures and the significant amount of debt used to help fund these expenditures, interest expense has remained high and resulted in cash shortfalls.
     Rogers’ net income for the year ended December 31, 2002, was $312.0 million compared to a loss of $464.4 million in the prior fiscal year ended December 31, 2001. This $776.4 million increase in 2002 is reconciled as follows with non-bracketed numbers denoting changes increasing net income and bracketed items reducing net income:

Change in Net Income (Loss)

($ millions of dollars)

Change in:
Operating profit	$189.1
Other expense (recovery)	80.0
Depreciation and amortization	(93.1)
Interest expense	(61.0)
Gain on disposition of AT&T Canada Deposit Receipts	904.3
Loss on sale of investments	(23.8)
Writedown of investments	(239.8)
Losses from investments accounted for by the equity method	(19.0)
Gain on early repayment of long-term debt	10.1
Foreign exchange gain	84.1
Gain on sale of subsidiaries	(86.2)
Investment and other income	(24.1)
Income taxes	117.8
Non-controlling interest	(62.0)

$776.4

•	the $80.0 million change in other expenses (recovery) in 2002 was due mainly to one-time costs incurred in 2001 of $44.0 million associated with the At Home termination, $16.5 million of Cablesystems integration costs and the $13.1 million for Media’s workforce reduction. In 2002, the Company had a net recovery of $6.5 million, made up primarily of a reduction in the liability related to estimates of sales tax at Wireless of $19.2 million, partially offset by workforce reduction costs at Cable of $5.9 million and a change in the estimate of Wireless CRTC contribution liability of $6.8 million;
•	the $93.1 million increase in depreciation and amortization is mainly due to an increase in the fixed asset base during the year, of which a significant component is related to PP&E expenditures for the Cable network upgrades and capacity expansion to the new GSM/GPRS network at Wireless;
•	the $61.0 million increase in interest expense is due to the increase in debt during the year;
•	the $904.3 million increase in gain on disposition of AT&T Canada Deposit Receipts was a result of the sale on October 8, 2002 of 25 million AT&T Canada Deposit Receipts owned by the Company;
•	the $239.8 million increase in writedowns on investments is a result of the Company’s review of the value of its investments in publicly-traded and private companies;
•	the $10.1 million gain on early repayment of long-term debt relates to the termination of certain interest rate and cross-currency exchange agreements resulting in cash proceeds of $225.2 million of which a portion was used to assist in the repurchase or redemption of an aggregate US$326.1 million principal amount of debt;
•	the $19.0 million increase in losses from investments accounted for by the equity method is primarily related to the equity loss of the Toronto Blue Jays;
•	the $84.1 million increase in foreign exchange gains was due to positive fluctuations in the exchange rate impacting the unhedged portion of the Company’s U.S. dollar-denominated long-term debt;
•	the $86.2 million decrease in gain on sale of subsidiaries was due to the sale of Bowdens and Rogers Cablesystems of Alaska Inc. during 2001 with no subsidiary sales in 2002;
•	the $117.8 million decrease in income taxes was due to future tax reductions in 2002;
•	the $62.0 million decrease in non-controlling interest represents the Wireless minority shareholders’ share of the decreased net loss of Wireless in 2002 combined with the fact RCI increased its ownership in Wireless from 52.4% to 55.8% during the year.

Rogers’ cash generated from operations before changes in working capital, which is calculated by adding back all non-cash items such as depreciation and amortization to net income, increased to $642.4 million in 2002 from $470.5 million in 2001. This $171.9 million increase in 2002 is mainly due to the $189.1 million increase in operating profit. Taking into account the changes in working capital for the 2002 year, cash generated from operations increased by $349.6 million to $768.5 million from $418.9 million.

     In addition, Rogers raised net funds totalling $2,841.5 million during 2002 consisting of (1) $1,318.1 million received from the increase of long-term debt, which is essentially comprised of $450 million Senior Secured Notes issued by Cable in February 2002, Cable’s two U.S. notes offerings totalling US$550 million (C$860.1 million) issued in April 2002 and the net drawdowns under bank credit facilities during the year of $8.0 million; (2) $1,280.4 million proceeds received on the disposition of AT&T Canada Deposit Receipts; (3) $225.2 million received during the year from the termination of certain interest rate and cross-currency exchange agreements; (4) proceeds on the sale of investments of $12.1 million; and (5) $5.7 million proceeds received for the issuance of Class B Non-Voting shares under employee share purchase plans and the exercise of employee stock options. Including the $768.5 million of cash generated from operations after changes in working capital, the aggregate net funds raised in 2002 totalled $3,610.0 million.

     The funds used during 2002 totalled approximately $3,600.3 million consisting of (1) additions to property plant and equipment of $1,262.0 million; (2) redemption of the Preferred Securities and settlement of the Collateralized Equity Securities for an aggregate of $1,317.0 million; (3) repayment and repurchase of long-term debt of $785.9 million comprised of $781.0 million repurchases and redemptions by Cable and Wireless of certain U.S. dollar-denominated debt and a $4.9 million reduction in capital leases and mortgages; (4) payment of the $103.4 million cash portion of the acquisition of 13 radio stations from Standard Radio Inc.; (5) other investments of $49.8 million of which $40.6 million relates to cash contributions to the Toronto Blue Jays Baseball Club; (6) distributions on Convertible Preferred Securities of $33.0 million; (7) premiums on the early repayment of long-term debt aggregating $21.8 million; and (8) financing costs incurred of $27.4 million.

     As a result of the above, cash of $9.7 million was generated during 2002. Taking into account the $17.2 million cash balance at the beginning of the year, the ending 2002 cash balance was $26.9 million.

Financing

Rogers’ long-term financial instruments are described in the Notes to the Consolidated Financial Statements.
     Rogers structures its borrowings generally on a stand-alone basis. Therefore, borrowings by each of its three principal operating groups are generally secured only by the assets of the respective entities within each operating group, and such instruments generally do not provide for guarantees or cross-collateralization or cross-defaults between groups. In 1997, Rogers provided a limited recourse guarantee of Cable’s bank credit facility. Recourse under the guarantee was limited to the pledge of shares of Wireless or other marketable securities having a value of at least $200 million. In January 2002, Cable entered into a new amended and restated bank credit facility and, upon cancellation of Cable’s previous bank credit facility, the Rogers’ guarantee and pledge of shares of Wireless were released.
     Effective January 31, 2002, Cable entered into a new amended and restated bank credit providing up to $1.075 billion with a final maturity date of January 2, 2009.
     On February 5, 2002, Cable issued $450 million 7.60% Senior Secured Second Priority Notes due on February 6, 2007. On April 30, 2002, Cable issued US$350 million 7.875% Senior Secured Second Priority Notes due on May 1, 2012 and US$200 million 8.75% Senior Secured Second Priority Debentures due on May 1, 2032.
     Certain interest rate and cross-currency exchange agreements (“swaps”) in the aggregate notional amount of US$796.1 million were terminated during the year, which resulted in aggregate cash proceeds of $225.2 million, of which $141.4 million was received by Cable, $64.4 million was received by Wireless and $19.4 million by Rogers. Wireless used a portion of these proceeds to repurchase US$45.92 million aggregate principal amount of outstanding U.S. dollar-denominated at a discount to face value.
     Cable used a portion of the funds received from its three debt issues discussed above, together with its swap termination proceeds to prepay its $300 million Senior Secured Floating Rate Notes and to repurchase, and in some cases redeem, certain U.S. dollar-denominated in the aggregate principal amount of US$280.2 million. The remainder of the funds was used to fund PP&E expenditures and for general corporate purposes.
     At December 31, 2002, Rogers’ long-term committed bank credit facilities provided for aggregate credit facilities of $2.28 billion, of which $186.0 million was drawn down. Generally, access to these credit facilities is subject to compliance within certain debt to operating profit ratios, and at December 31, 2002, based upon the most restrictive covenants under the bank credit facilities and public debt instruments, Rogers could have borrowed additional long-term debt under existing credit facilities of approximately $1.65 billion.
     Of all the Rogers debt instruments, the provisions of the bank loan agreements generally impose the most restrictive limitations on the operations and activities of the companies governed by these agreements. The most significant of these restrictions are debt incurrence and maintenance tests (based upon certain ratios of debt to operating profit), restrictions upon additional investments, sales of assets and distributions to shareholders. Rogers and its subsidiaries are currently in compliance with all of the covenants under their respective debt instruments and Rogers expects all covenants to remain in compliance. (See Note 10 to the Consolidated Financial Statements for details of the specific debt instruments.) On December 31, 2002, a total of $547.1 million could have been distributed to Rogers Corporate from Cable and Media via the repayment of unsecured subordinated intercompany notes.
     Rogers’ required repayments on all long-term debt in the next five years totals $2.7 billion, of which $412.8 million is for repayment of Cable’s 10% Senior Secured Notes due 2005, $320.0 million is for repayment of Rogers’ 53/4% Convertible Debentures due 2005, $161.3 million is for repayment of Rogers’ 91/8% and 101/2% Senior Notes due 2006, $160.0 million is for the repayment of Wireless’ 101/2% Senior Secured Notes due 2006, and $22.2 million is for the repayment of a mortgage due 2006, $489.4 million is for the repayment of Rogers’ 87/8% and 83/4% Senior Notes due 2007, $568.2 million is for the repayment of Cable’s 7.60% Senior Secured Second Priority Notes due 2007 and 10% Senior Secured Second Priority Debentures due 2007 and $592.7 million is for the repayment of Wireless’ 8.30% Senior Secured Notes due 2007 and 8.80% Senior Subordinated Notes due 2007.
     In 2003, compared to 2002, Rogers expects consolidated PP&E expenditures to decrease to between approximately $930 million and $990 million and interest expense to increase. While Rogers expects operating profit to increase in 2003, Rogers also expects a net cash shortfall in 2003. Rogers believes that the expected cash shortfall will be satisfied, taking into account cash from operations and amounts available to be borrowed under bank credit facilities as discussed below.

     Cable’s new amended and restated $1.075 billion bank credit facility is comprised of two tranches (1) the $600 million Tranche A that matures on January 2, 2009 and (2) the $475 million Tranche B that reduces by 25% annually on each of January 2, 2006, 2007, 2008 and 2009. The Tranche B credit facility will mature as described above unless previously terminated on March 14, 2005 if the Company’s 10% Senior Secured Second Priority Notes due 2005 are not repaid by refinancing or otherwise on or prior to October 14, 2004, or on November 30, 2007 if the Company’s 10% Senior Secured Second Priority Debentures due 2007 are not repaid, or refinancing or otherwise on or prior to June 30, 2007.

     Wireless’ $700 million amended bank credit facility reduces by 20% on April 30, 2006 and again on April 30, 2007 with the final 60% reduction on April 30, 2008. However, the bank credit facility will mature on May 31, 2006 if the Company’s Senior Secured Notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005. If these notes are repaid, then the bank credit facility will mature on September 30, 2007 if the Company’s Senior Secured Notes due 2007 are not repaid (by refinancing or otherwise) on or prior to April 30, 2007.
     Rogers believes that Wireless will have a net cash shortfall in 2003 but that Wireless will have sufficient capital resources to satisfy its cash funding requirements in 2003, taking into account cash from operations and the amount that will be available to be borrowed under its $700.0 million amended bank credit facility.
     Rogers believes that Cable will have a net cash shortfall in 2003 but that Cable will have sufficient capital resources to satisfy its cash funding requirements in 2003, taking into account cash from operations and the amount that will be available under its $1.075 billion amended and restated bank credit facility.
     Rogers believes that Media will be in a cash break-even position in 2003 although it may incur a net cash shortfall in 2003. Rogers believes that if Media does incur a cash shortfall, it will have sufficient capital resources to satisfy its cash funding requirements in 2003, taking into account cash from operations and the amount that will be available to be borrowed under its $500.0 million bank credit facility.
     Rogers believes that, on an unconsolidated basis, it will have, taking into account interest income and repayments of intercompany advances together with the receipt of management fees paid by the operating subsidiaries and investments and cash on hand, sufficient capital resources to satisfy its cash funding requirements in 2003.
     In the event that Rogers or any of its operating subsidiaries do require additional funding, Rogers believes that any such funding requirements would be satisfied by issuing additional debt financing, which may include the restructuring of existing bank credit facilities and/or issuing public or private debt at any of the operating subsidiaries or at Rogers and/or issuing equity of Rogers and/or of Wireless, all depending on market conditions. In addition, Rogers and/or its subsidiaries may refinance a portion of existing debt subject to market conditions and other factors.
     On June 12, 2002, Moody’s Investor Services revised its ratings on the Wireless’ senior secured and senior subordinated public debt downward from Baa3 and Ba1 to Ba3 and B2, respectively. As well, Moody’s maintained these revised ratings under review for possible further downgrade and also placed the Ba1 Senior unsecured rating of RCI under view for possible downgrade. Also, on September 25, 2002, Moody’s Investor Services placed its ratings on Cable’s senior secured and senior subordinated public debt under review for possible downgrade.
     On February 10, 2003, Moody’s confirmed the Wireless ratings with a stable outlook. Moody’s revised its ratings on Cable’s senior secured and senior subordinated public debt downward from Baa3 and Ba1 to Ba2 and Ba3, respectively. In addition, Moody’s revised its ratings on RCI’s senior unsecured debt rating downward from Ba1 to B2. Moody’s provided a stable outlook for these newly revised Cable and RCI debt ratings.

Interest Rate and Foreign Exchange Management

Rogers uses derivative financial instruments to manage risks from fluctuations in foreign exchange rates and interest rates. These instruments include interest rate and cross-currency exchange agreements “swaps” and, from time to time, foreign exchange option agreements and foreign exchange forward contracts. All such agreements are used for risk management purposes only and are designated to hedge specific debt instruments. In order to minimize the risk of counter-party default under these agreements, Rogers assesses the creditworthiness of its counterparties. At December 31, 2002, all of Rogers’ counterparties in these agreements are financial institutions with a Standard & Poor’s rating (or other equivalent) ranging from A+ to AA.
     The incurrence of U.S. dollar-denominated debt has caused substantial foreign exchange exposure as Rogers’ operating cash flow is almost exclusively denominated in Canadian dollars. Rogers has established a target of hedging at least 50% of its foreign exchange exposure through the use of hedging instruments outlined above. At December 31, 2002, Rogers had U.S. dollar-denominated long-term debt of US$2,845.9 million (2001 – US$2,615.1 million). At December 31, 2002, US$1,768.4 million (2001 – US$1,789.6 million) or 62.1% (2001 – 68.4%) is hedged with cross-currency interest rate exchange agreements at an average exchange rate of C$1.4766 (2001 – C$1.3755) to US$1.00. The decrease in Rogers’ hedged position in 2002 was due to the issuance of additional U.S. dollar-denominated debt during 2002. The increase in the average exchange rate to $1.4766 in 2002 was due to the replacement of approximately US$775.0 million notional amount of swaps with new swaps at higher exchange rates.
     Management will continue to monitor its hedged position with respect to foreign exchange fluctuations and, depending upon market conditions and other factors, may supplement its hedged position with respect to foreign exchange fluctuations in the future by entering into cross-currency interest rate exchange agreements or by using other hedging instruments.

     The cross-currency interest rate exchange agreements have the effect of converting the interest rate on US$1,383.4 million of long-term debt from an average U.S. dollar fixed interest rate of 9.146% per annum to an average Canadian dollar fixed interest rate of 9.941% per annum on $2,110.7 million; and converting the interest rate on US$385.0 million of long-term debt from an average U.S. dollar fixed interest rate of 9.375% per annum to an average floating interest rate equal to the bankers’ acceptances rate plus 2.353% per annum, which totalled 5.22% on $500.5 million at December 31, 2002. The Company also assumed an interest rate exchange agreement upon an acquisition during 2001. This interest rate exchange agreement has the effect of converting $30.0 million of floating rate obligations of the Company to a fixed interest rate of 7.72% per annum.

     The total long-term debt at fixed interest rates at December 31, 2002, was $5,024.2 million (2001 – $3,465.2 million) or 88.3% (2001 – 69.4%) of total long-term debt. The increase in the percentage of long-term debt at fixed rates in 2002 was mainly due to Cable’s issuance during 2002 of $450 million Senior Secured Second Priority Notes and US$550 million notes and debentures, net of the impact of approximately US$326.1 million principal amount of debt repurchased in Cable and Wireless during the year. In addition, US$461.0 million notional amount of swaps at Canadian floating rates were replaced with swaps at Canadian fixed rates during the year. Historically, Rogers has targeted to maintain fixed interest rates on at least 80% of its outstanding long-term debt.
     Rogers’ effective weighted average interest rate on all long-term debt as at December 31, 2002, including the effect of the interest exchange agreements and cross-currency interest rate exchange agreements, was 8.736% (2001–8.04%).
     The following table presents a summary of the effect of changes in the foreign exchange rate on the unhedged portion of Rogers’ U.S. dollar-denominated debt and the resulting change in the principal carrying amount of debt, interest expense and earnings per share, based on a full year impact.

	Change in debt	Change in
	principal	interest
	amounts	expense	Earnings
Change in C$ versus US$[1]	($ millions)	($ millions)	per share[2]

$0.01	$10.8	$0.9	$0.054
$0.03	32.3	2.7	0.163
$0.05	53.9	4.6	0.272
$0.10	107.7	9.1	0.544

[1]	Canadian equivalent of unhedged U.S. dollar-denominated debt if U.S. dollar costs an additional Canadian cent.

[2]	Assumes no income tax effect. Based on the number of shares outstanding as at December 31, 2002.

Rogers’ US$2,845.9 billion of U.S. dollar-denominated long-term debt is spread among its different operating entities and the parent company. The following table provides a breakdown by company of the U.S. dollar exposure and the percentage of its exposure by business unit that has been hedged as at December 31, 2002.

	U.S. dollar debt
Business unit	($ millions)	% hedged

Cable	1,030.0	85.8
Wireless	1,353.3	65.4
Rogers Corporate	462.6	0.0

Total	2,845.9	62.1

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING
(December 31, 2002)

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management’s Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.

     The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The financial statements include certain amounts that are based on the best estimates and judgements of management, and in their opinion present fairly RCI’s financial position, results of operations and cash flows. Management has prepared the financial information presented elsewhere in Management’s Discussion and Analysis and has ensured that it is consistent with the financial statements.
     Management of Rogers Communications Inc., in furtherance of the integrity of the financial statements, has developed and maintains a system of internal controls, which is supported by the internal audit function. Management believes the internal controls provide reasonable assurance that transactions are properly authorized and recorded, financial records are reliable and form a proper basis for the preparation of financial statements and that Rogers Communications Inc.’s assets are properly accounted for and safeguarded. The internal control processes include management’s communication to employees of policies that govern ethical business conduct.
     The Board of Directors is responsible for ensuring management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.
     The Audit Committee meets periodically with management, as well as the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review Management’s Discussion and Analysis, the financial statements and the external auditors’ report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.
     The financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

[Signed]	[Signed]

Edward S. Rogers, O.C. President and Chief Executive Officer	Alan D. Horn, C.A. Vice President, Finance and Chief Financial Officer

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Rogers Communications Inc. as at December 31, 2002 and 2001 and the consolidated statements of income, deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act (British Columbia), we report that, in our opinion, these principles have been applied, after giving retroactive effect to the change in the accounting policy relating to foreign currency translation (Note 2(E)) and except for the changes in the method of accounting for goodwill (Note 2(D)) and stock-based compensation (Note 2(N)), on a basis consistent with that of the preceding year.

Chartered Accountants
Toronto, Canada
January 31, 2003, except as to Note 3(A)(ii) which is as of February 7, 2003

CONSOLIDATED BALANCE SHEETS

(In thousands of dollars) As at December 31,	2002	2001

Assets
Property, plant and equipment (Note 4)	$5,051,998	$4,717,731
Goodwill (Note 5(A))	1,892,060	1,711,551
Other intangible assets (Note 5(B))	423,674	423,374
Investments (Note 6)	223,937	1,047,888
Cash and cash equivalents	26,884	17,201
Accounts receivable, net of allowance for doubtful accounts of $65,503 (2001 – $63,424)	512,127	495,353
Deferred charges (Notes 2(E) and 7)	184,840	150,509
Other assets (Note 8)	208,983	246,772

	$8,524,503	$8,810,379

Liabilities and Shareholders’ Equity
Liabilities:
Long-term debt (Note 10)	$5,687,471	$4,990,357
Accounts payable and accrued liabilities	1,140,578	1,098,717
Unearned revenue	110,320	93,448
Deferred gain (Note 10(E))	21,847	–
Future income taxes (Note 14)	27,716	137,189

	6,987,932	6,319,711
Non-controlling interest	132,536	186,377
Shareholders’ equity (Notes 2(E) and 11)	1,404,035	2,304,291

	$8,524,503	$8,810,379

Commitments (Note 20)
Contingent liabilities (Notes 3(A)(ii) and 21)
Canadian and United States accounting policy differences (Note 22)

See accompanying notes to consolidated financial statements.

On behalf of the Board:

[Signed]	[Signed]

Edward S. Rogers, O.C. Director	H. Garfield Emerson Director

CONSOLIDATED STATEMENTS OF INCOME

(In thousands of dollars, except per share amounts)
Years ended December 31,	2002	2001

Operating revenue	$4,323,045	$3,912,656
Operating, general and administrative expenses	3,181,431	2,960,135

Operating income before the following	1,141,614	952,521
Other expense (recovery) (Note 13)	(6,481)	73,514
Depreciation and amortization	981,458	888,384

Operating income (loss)	166,637	(9,377)
Interest on long-term debt	491,279	430,311

	(324,642)	(439,688)
Gain on disposition of AT&T Canada Deposit Receipts (Note 6(B))	904,262	–
Gain (loss) on sales of other investments (Note 6(C))	(565)	23,253
Writedown of investments (Note 6(D))	(300,984)	(61,200)
Losses from investments accounted for by the equity method	(100,617)	(81,630)
Gain on repayment of long-term debt (Note 10(E))	10,117	–
Gain on sales of subsidiaries (Note 3(B))	–	86,198
Foreign exchange gain (loss)	6,211	(77,848)
Investment and other income, net	2,289	26,393

Income (loss) before income taxes and non-controlling interest	196,071	(524,522)
Income tax expense (reduction) (Note 14):
Current	12,396	15,062
Future	(87,126)	27,988

	(74,730)	43,050

Income (loss) before non-controlling interest	270,801	(567,572)
Non-controlling interest	41,231	103,211

Net income (loss) for the year	$312,032	$(464,361)

Earnings (loss) per share (Note 15):
Basic	$1.05	$(2.56)
Diluted	0.83	(2.56)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF DEFICIT

(In thousands of dollars)
Years ended December 31,	2002	2001

Deficit, beginning of year:
As previously reported	$(548,139)	$(63,041)
Adjustment for change in accounting for foreign currency translation (Note 2(E))	(111,883)	(81,813)

As restated	(660,022)	(144,854)
Net income (loss) for the year	312,032	(464,361)
Dividends on Series B and Series E Preferred Shares	–	(14)
Distribution on Convertible Preferred Securities (Note 11(C))	(20,262)	(18,612)
Accretion on Collateralized Equity Securities (Note 11(C))	(19,745)	–
Accretion on Preferred Securities (Note 11(C))	(27,592)	(32,181)

Deficit, end of year	$(415,589)	$(660,022)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of dollars)
Years ended December 31,	2002	2001

Cash provided by (used in):
Operating activities:
Net income (loss) for the year	$312,032	$(464,361)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Depreciation and amortization	981,458	888,384
Future income taxes	(87,126)	27,988
Non-controlling interest	(41,231)	(103,211)
Change in estimate of sales tax liability	(19,157)	–
Unrealized foreign exchange loss (gain)	(3,546)	75,962
Gain on sales of subsidiaries	–	(86,198)
Writedown of investments	300,984	61,200
Loss (gain) on sales of other investments	565	(23,253)
Gain on disposition of AT&T Canada Deposit Receipts	(904,262)	–
Gain on repayment of long-term debt	(10,117)	–
Losses from investments accounted for by the equity method	100,617	81,630
Accrued interest due on repayment of certain notes	10,767	10,025
Dividends from associated companies	1,449	2,305

	642,433	470,471
Change in non-cash working capital items (Note 9)	126,116	(51,522)

	768,549	418,949
Financing activities:
Issue of long-term debt	2,977,330	2,187,200
Repayment of long-term debt	(2,445,131)	(1,248,367)
Proceeds on termination of cross-currency interest rate exchange agreements	225,210	–
Premium on early repayment of long-term debt	(21,773)	–
Funds received from non-controlling shareholders	–	167,302
Financing costs incurred	(27,399)	(27,102)
Redemption of Preferred and Collateralized equity instruments	(1,317,040)	–
Issue of equity instruments	–	245,632
Issue of capital stock	5,729	18,795
Dividends on Preferred Shares and distribution on Convertible Preferred Securities	(33,000)	(33,014)

	(636,074)	1,310,446
Investing activities:
Additions to property, plant and equipment	(1,261,983)	(1,420,747)
Proceeds on disposition of AT&T Canada Deposit Receipts	1,280,357	–
Acquisition of spectrum licences	–	(396,824)
Proceeds on sales of subsidiaries	–	69,691
Proceeds on sales of other investments	12,088	27,848
Acquisitions, net of cash acquired	(103,425)	(221,398)
Other investments	(49,829)	(69,915)

	(122,792)	(2,011,345)

Increase (decrease) in cash and cash equivalents	9,683	(281,950)
Cash and cash equivalents, beginning of year	17,201	299,151

Cash and cash equivalents, end of year	$26,884	$17,201

Cash and cash equivalents are defined as cash and short-term deposits, which have an original maturity of less than 90 days, less bank advances.

For supplemental cash flow information and disclosure of non-cash transactions see Note 9.

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amounts in thousands of dollars, except per share amounts)

Years ended December 31, 2002 and 2001

1.	NATURE OF THE BUSINESS

Rogers Communications Inc. (“RCI”) is a Canadian communications company, carrying on business on a national basis, engaged in cable television, Internet access and video retailing through its wholly owned subsidiary Rogers Cable Inc. (“Cable”), wireless digital and analog voice messaging and data communications services through its 55.8% ownership of Rogers Wireless Communications Inc. (“Wireless”), and in radio and television broadcasting, televised home shopping and publishing through its wholly owned subsidiary, Rogers Media Inc. (“Media”). Rogers Communications Inc. and its subsidiary companies are collectively referred to herein as the Company.

2.	SIGNIFICANT ACCOUNTING POLICIES

A.	Consolidation

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the accounts of Rogers Communications Inc. and its subsidiary companies. Material intercompany transactions and balances are eliminated on consolidation. When RCI’s subsidiaries issue additional common shares to unrelated parties, RCI accounts for these issuances as if the Company had sold a portion of its interest in that subsidiary and, accordingly, records a gain or loss on dilution of RCI’s interest.
     Investments over which the Company is able to exercise significant influence are accounted for by the equity method. Other investments are recorded at cost. Investments are written down when there is evidence that a decline in value that is other than temporary has occurred.

B.	Property, Plant and Equipment

Property, plant and equipment (“PP&E”) are recorded at purchase cost. During construction of new assets, direct costs plus a portion of applicable overhead costs are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred.
     The Company reviews the recoverability of property, plant and equipment annually or more frequently if events or circumstances indicate that the carrying amount may not be recoverable. Recoverability is measured by comparing the carrying amounts of a group of assets to future undiscounted net cash flows expected to be generated by that group of assets. As at December 31, 2002 and 2001, no such impairment had occurred.

C.	Depreciation

Property, plant and equipment are depreciated annually over their estimated useful lives as follows:

Asset	Basis	Rate

Buildings	Diminishing balance	5%
Towers, head-ends and transmitters	Straight line	6 2/3% to 10%
Distribution cable, subscriber drops and wireless network equipment	Straight line	6 2/3% to 25%
Wireless network radio base station equipment	Straight line	12 1/2% to 14 1/3%
Computer equipment and software	Straight line	14 1/3% to 33 1/3%
Customer equipment	Straight line	20% to 33 1/3%
Leasehold improvements	Straight line	Over term of lease
Other equipment	Mainly diminishing balance	20% to 33 1/3%

D.	Business Combinations, Goodwill and Other Intangible Assets

In 2001, The Canadian Institute of Chartered Accountants (“CICA”) issued Handbook Sections 1581, “Business Combinations”, and 3062, “Goodwill and Other Intangible Assets”. The new standards mandate the purchase method of accounting for business combinations initiated on or after July 1, 2001 and also establish criteria for identifying and measuring intangible assets acquired in business combinations that are recorded and reported apart from goodwill. Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually by comparing their fair values with their book values. The new standards do not change the accounting for intangible assets with determinable lives, which continue to be amortized over their estimated useful lives and are tested for impairment by comparing their book values with the undiscounted cash flow expected to be received from their use.
     On January 1, 2002, the Company discontinued amortization of all existing goodwill on a prospective basis and evaluated existing intangible assets to determine whether necessary reclassifications were required in order to conform to the new criteria for recognition of intangible assets apart from goodwill and test for impairment in accordance with the new standards. The Company evaluated its subscribers, spectrum licences and brand licence and concluded that they should continue to be accounted for apart from goodwill. The Company also determined that there are no other intangible assets that should be recognized apart from goodwill as a result of adoption of these standards.

     The Company determined that spectrum licences are intangible assets having indefinite lives under the new standards and, as a result, these licences are not being amortized but instead are tested for impairment on an annual or more frequent basis by comparing their fair values with their book values. Upon adoption of the new standards, the Company tested its intangible assets for impairment and determined that no impairment had occurred as at January 1, 2002. The Company further determined that no impairment in the carrying value of its intangible assets had occurred as at December 31, 2002 as part of its annual test.

     Under the new standards, as of January 1, 2002, goodwill was tested to determine if there was any indication that this goodwill was impaired. To accomplish this, the Company identified its “reporting units” and determined the book value of each reporting unit by assigning assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. Had the reporting unit’s book value exceeded its fair value, the Company would have been required to perform the second step of the impairment test, by calculating the “implied fair value” of the reporting unit’s goodwill, and comparing it to the book value of the goodwill. The Company determined that no impairment in the carrying value of the goodwill in any of the reporting units existed as at January 1, 2002.
     In accordance with the new standards, the Company has calculated the fair value of each reporting unit as at December 31, 2002 and compared this amount to the reporting unit’s book value and determined that no impairment of the goodwill exists in any of the Company’s reporting units as at December 31, 2002.
     The following presents the effect on the 2001 consolidated statement of income as though the Company had retroactively adopted the change in accounting policy of not amortizing goodwill:

2001

Loss for the year, as reported	$(464,361)
Amortization of goodwill	67,756

Loss for the year before amortization of goodwill	$(396,605)

Loss per share, as reported	$(2.56)
Amortization of goodwill	0.33

Loss per share for the year before amortization of goodwill	$(2.23)

For the year ended December 31, 2001, goodwill acquired prior to July 1, 2001 and subscribers and licences were amortized over periods of up to 40 years on a straight-line basis from the dates of acquisition. As at December 31, 2001, no amount of the cost of the spectrum licences had been amortized as the services utilizing the acquired spectrum had not been commercially launched.

E.	Foreign Currency Translation

Long-term debt denominated in U.S. dollars is translated into Canadian dollars at the year-end rate of exchange or at the hedge rate of exchange when cross-currency interest rate exchange agreements are in effect. Effective January 1, 2002 exchange gains or losses on translating this long-term debt are recognized in the consolidated statement of income as a result of adoption of the amendments to CICA Handbook Section 1650, “Foreign Currency Translation”. Previously, foreign exchange gains and losses on long-term monetary items had been deferred and amortized over the life of the item.
     Upon adoption of the amended standard on January 1, 2002, the 2001 consolidated balance sheet and consolidated statement of income were restated by the following amounts:

Consolidated Balance Sheet:

2001

Total assets, as previously reported	$8,960,708
Reduction in deferred foreign exchange	(150,329)

Total assets, as restated	$8,810,379

Total liabilities and shareholders’ equity, as previously reported	$8,960,708
Reduction in non-controlling interest	(38,446)
Increase in deficit	(111,883)

Total liabilities and shareholders’ equity, as restated	$8,810,379

     Consolidated Statement of Income:

2001

Loss for the year, as previously reported	$(434,291)
Decrease in amortization expense	32,533
Increase in foreign exchange loss	(77,848)
Increase in investment and other income	1,886
Decrease in non-controlling interest	13,359

Loss for the year, as restated	$(464,361)

Loss per share for the year, as previously reported	$(2.41)
Restatement as a result of change in accounting policy for foreign currency translation	(0.15)

Loss per share for the year, as restated	$(2.56)

The effect of the adoption of the amended standard was to increase the Company’s net income for 2002 by approximately $2.2 million ($0.07 per share) and increase the loss for 2001 by approximately $30.1 million ($0.15 per share).

F.	Deferred Charges

The costs of obtaining bank and other debt financing are deferred and amortized on a straight-line basis over the effective life of the debt to which they relate.
     During the development and pre-operating phases of new products and businesses, related incremental costs are deferred and amortized on a straight-line basis over periods of up to five years.

G.	Inventories

Inventories are recorded at the lower of cost, on a first-in, first-out basis, and net realizable value. Video rental inventory, which includes videocassettes, DVD’s, and video games, is depreciated to a predetermined residual value. The residual value of the video rental inventory is recorded as a charge to operating expense upon the sale of the video rental inventory. Depreciation of video rental inventory is charged to operating expense on a diminishing-balance basis over a six-month period.

H.	Pension Benefits

The Company accrues its pension plan obligations as employees render the services necessary to earn the pension. The Company uses the current settlement discount rate to measure the accrued pension benefit obligation and uses the corridor method to amortize actuarial gains or losses (such as changes in actuarial assumptions and experience gains or losses) over the average remaining service life of the employees. Under the corridor method, amortization is recorded only if the accumulated net actuarial gains or losses exceed 10% of the greater of accrued pension benefit obligation and the value of the plan assets.
     The Company uses the following methods:

i.     The cost of pensions is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees.

ii.     For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

iii.     Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees.

I.	Acquired Program Rights

Acquired program rights are carried at the lower of unamortized cost and net realizable value on a program-by-program or daypart basis, as appropriate. Net realizable value is defined as estimated revenue less direct costs of acquiring the revenue. The costs of acquired program rights are amortized over the expected performances of the related programs.

J.	Income Taxes

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense is the sum of the Company’s provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

K.	Financial Instruments

The Company uses derivative financial instruments to manage risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, interest rate exchange agreements, foreign exchange forward contracts and, from time to time, foreign exchange option agreements. All such instruments are only used for risk management purposes and are designated as hedges of specific debt instruments. The Company accounts for these financial instruments as hedges and, as a result, the carrying values of the financial instruments are not adjusted to reflect their current market value. The net receipts or payments arising from financial instruments relating to interest are recognized in interest expense on an accrual basis. Upon redesignation or amendment of a derivative financial instrument, the carrying value of the instrument is adjusted to fair value. If the related debt instrument that was hedged has been repaid, then the gain or loss is recorded as a component of the gain or loss on repayment of the debt. Otherwise, the gain or loss is deferred and amortized over the remaining life of the original debt instrument.
     These instruments, that have been entered into by the Company to hedge exposure to interest rate and foreign exchange risk, are periodically examined by the Company to ensure that the instruments are highly effective at reducing or modifying interest rate or foreign exchange risk associated with the hedged item. For those instruments that do not meet the above criteria, variations in their fair value are marked-to-market on a current basis in the Company’s consolidated statements of income.

L.	Revenue Recognition

The Company earns revenue from several sources. The principal sources of revenue to the Company and recognition of these revenues for financial statement purposes are as follows:

i.     Monthly subscriber fees in connection with wireless services and equipment, cable services and equipment, equipment rental and media subscriptions are recorded as revenue on a pro rata basis over the month;

ii.     Revenue from wireless airtime, wireless long-distance and optional services, pay-per-view and video-on-demand movies, video rentals and other transactional sales of products are recorded as revenue as the services or products are provided;

iii.     Advertising revenue is recorded in the month the advertising airs on the Company’s radio or television stations and the month in which advertising is featured in the Company’s media publications; and

iv.     Monthly subscription revenues received by television stations for subscriptions from cable and satellite providers are recorded in the month in which they are earned.

Unearned revenue includes subscriber deposits and amounts received from subscribers related to services and subscriptions to be provided in future periods.

M.	Subscriber Acquisition Costs

The Company expenses commissions and equipment subsidies related to the acquisition of new wireless and cable subscribers upon activation. Commissions paid to agents for new magazine subscribers are deferred and amortized over the related term. Sales and marketing and other associated costs related to the acquisition of new wireless, cable and media subscribers are expensed as incurred.

N.	Stock-Based Compensation and Other Stock-Based Payments

The Company has a stock option plan for employees and directors. All stock options issued under this plan have an exercise price equal to the fair market value of the underlying Class B Non-Voting shares on the date of grant.
     Effective January 1, 2002, the Company adopted CICA Handbook 3870, “Stock-based Compensation and other Stock-based Payments”, which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value-based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. Accordingly, no restatement of prior periods was required as a result of the adoption of the new standard. See Note 12 for the pro forma disclosure as required by this standard.
     The Company also has an employee share purchase plan. Under the terms of the plan, participating employees with the Company at the end of the term of the plan, which is usually one year, receive a bonus based on a percentage of their purchase. Compensation expense is recognized in connection with the employee share purchase plan to the extent of the bonus provided to employees from the market price of the Class B Non-Voting shares on the date of issue. Consideration paid by employees on the exercise of stock options or the purchase of shares is recorded as share capital and contributed surplus. The stock option plan and share purchase plan are more fully described in Note 11(D).

     The Company has a Directors’ deferred share unit plan, under which directors of the Company are entitled to elect to receive their remuneration in deferred share units. Upon departure as a director, these deferred share units are redeemed by the Company at the then current Class B Non-Voting shares market price. Compensation expense is recognized in the amount of the directors’ remuneration as their services are rendered. The related accrued liability is adjusted to the market price of the Class B Non-Voting shares at each balance sheet date. At December 31, 2002, a total of 83,350 deferred share units were outstanding.

O.	Earnings Per Share

The Company uses the treasury stock method for calculating diluted earnings per share. The diluted earnings per share calculation considers the impact of employee stock options and other potentially dilutive instruments as described in Note 15.

P.	Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.
     The Company has estimated the useful lives of all depreciable assets and the recoverability of property, plant and equipment, goodwill and intangible assets using estimates of future cash flows. In addition, the Company has made significant investments in companies or businesses, some of which have experienced significant operating losses and/or experienced recent declines in market valuation. Significant changes in the assumptions with respect to future business plans could result in impairment of property, plant and equipment, goodwill or intangible assets. In addition, continuing declines in market valuations and further operating losses of certain investees could result in impairment of these investments.

Q.	Recent Canadian Accounting Pronouncements
i.	Hedging Relationships:

In November 2001, the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG 13”), and in November 2002, the CICA amended the effective date of the guideline. AcG 13 establishes new criteria for hedge accounting and will apply to all hedging relationships in effect on or after January 1, 2004. Effective January 1, 2004, the Company will re-assess all hedging relationships to determine whether the criteria are met or not and will apply the new guidance on a prospective basis. To qualify for hedge accounting, the hedging relationship must be appropriately documented at the inception of the hedge and there must be reasonable assurance, both at the inception and throughout the term of the hedge, that the hedging relationship will be effective. Effectiveness requires a high correlation of changes in fair values or cash flows between the hedged item and the hedging item. The Company plans to comply with the requirements of AcG 13, such that all of its current hedging relationships will continue to qualify for hedge accounting when AcG 13 becomes effective.

ii.	Impairment or Disposal of Long-Lived Assets:

In December 2002, the CICA issued Handbook Section 3063, “Impairment of Long-Lived Assets”, and revised Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations”. Together, these two Sections supersede the write-down and disposal provisions of Section 3061, “Property, Plant and Equipment”, as well as Section 3475, “Discontinued Operations”. These new standards are consistent with the U.S. Financial Accounting Standards Board’s Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, which the Company adopted for U.S. GAAP purposes effective January 1, 2002. Section 3063 amends existing guidance on long-lived asset impairment measurement and establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets held for use by the Company. It requires that an impairment loss be recognized when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value. Revised Section 3475 provides a single accounting model for long-lived assets to be disposed of by sale. Revised Section 3475 provides specified criteria for classifying an asset as held-for-sale and requires assets classified as held-for-sale to be measured at the lower of their carrying amounts or fair value, less costs to sell. Revised Section 3475 also broadens the scope of businesses that qualify for reporting as discontinued operations to include any disposals of a component of an entity, which comprises operations and cash flows that can be clearly distinguished from the remainder of the Company, and changes the timing of recognizing losses on such operations. The new standards contained in Section 3063 on the impairment of long-lived assets held for use are applicable for years beginning on or after April 1, 2003; however, early application is permitted. The revised standards contained in Section 3475 on disposal of long-lived assets and discontinued operations are applicable to disposal activities initiated by the Company’s commitment to a plan on or after May 1, 2003; however, early application is permitted. The Company intends to adopt these standards as of January 1, 2003. The Company expects the adoption of these standards will have no material impact on its financial position, results of operations or cash flows.

iii.	Disclosure of Guarantees:

In February 2003, the CICA issued Accounting Guideline 14, “Disclosure of Guarantees” (“AcG 14”). AcG 14 requires certain disclosures to be made by a guarantor in its interim and annual financial statements for periods beginning after January 1, 2003. The Company is currently determining the impact this new requirement will have on its consolidated financial statements.

3.	ACQUISITIONS AND DIVESTITURES

The Company has completed certain acquisitions and divestitures. The acquisitions were accounted for by the purchase method.

A.	Acquisitions
i.	2002:

Standard Radio Inc.:
In April 2002, the Company acquired the assets of 13 radio stations from Standard Radio Inc. for total cash consideration of $103.4 million. The stations operate as an AM station in Toronto (the FAN), an FM station in Orillia, two FM stations in Timmins and two FM stations and an AM station in each of Sudbury, Sault Ste. Marie and North Bay.
     Details of the net assets acquired, at fair value, and the consideration given, are as follows:

Fixed assets	$5,000
Goodwill	94,914
Other intangible assets	3,840
Other assets	4,659

108,413
Accounts payable and accrued liabilities	(4,988)

Total cash consideration	$103,425

Rogers Wireless Communications Inc.:
On March 20, 2002, the Company exchanged, with five institutional investors, 4,305,830 Class B Non-Voting shares of the Company for 4,925,000 Wireless Class B Restricted Voting shares. This transaction increased the Company’s ownership in Wireless from 52.4% to 55.8%. This transaction had the impact of increasing goodwill by $92.2 million, reducing the carrying value of non-controlling interest by $12.6 million and increasing the carrying value of share capital and contributed surplus by $104.8 million.

ii.     2001:
Cable Atlantic Inc.:
On February 7, 2001, the Company acquired 100% of the issued and outstanding shares of Cable Atlantic Inc. (“Cable Atlantic”), which had cable television systems serving approximately 75,000 basic subscribers in Newfoundland. As consideration for the purchase, the Company paid cash of $88.9 million, net of cash acquired, and issued 4,170,330 Class B Non-Voting shares with a value of $162.6 million. Under certain conditions, additional Class B Non-Voting shares were required to be issued to the vendors on February 7, 2003 if the quoted market value of the Company’s Class B Non-Voting shares did not reach a weighted average price of $48.00 per share within two years of the closing date. On February 7, 2003, the Company issued 1,329,007 Class B Non-Voting shares to the vendors in fulfillment of this obligation. The vendors have disputed the Company’s calculation of the requisite number of shares to be issued. On January 24, 2003, the Company commenced an application to the Superior Court of Justice of Ontario for a declaration that the number of shares issued by the Company satisfies the Company’s obligations to the vendors.

Sportsnet:
On November 1, 2001, the Company purchased an additional 40% interest, which resulted in the Company obtaining control of CTV Sportsnet Inc., since renamed Rogers Sportsnet Inc. (“Sportsnet”), a Canadian sports TV specialty channel for a purchase price of $132.8 million, net of cash acquired. The Company also exercised an option for 10.1% of the voting shares of Sportsnet, acquired in 2000 for $14.0 million to bring the ownership interest of Sportsnet to 80%.

     Details of the net assets acquired, at fair value, and the consideration given, are as follows:

	Cable
	Atlantic	Sportsnet	Total

Fixed assets	$42,497	$394	$42,891
Goodwill	216,733	152,369	369,102
Other assets	10,546	7,727	18,273

	269,776	160,490	430,266
Accounts payable and accrued liabilities	15,400	10,440	25,840
Long-term debt assumed	–	3,208	3,208
Future income taxes	2,877	–	2,877

	18,277	13,648	31,925

Total consideration	$251,499	$146,842	$398,341

Consideration comprises:
Cash, net of cash acquired	$88,856	$146,842	$235,698
Class B Non-Voting shares	162,643	–	162,643

	$251,499	$146,842	$398,341

B.	Gain on Sales of Subsidiaries

On November 19, 2001, the Company sold all of the shares of Rogers American Cablesystems, Inc. (“American Cablesystems”), which owned and operated cablesystems in Alaska. Total cash proceeds on the sale amounted to $29.4 million, which resulted in a gain on sale of $17.8 million before income taxes.
     In September 2001, the Company sold the shares of its wholly owned media monitoring business, Bowdens Media Monitoring Limited, for total cash proceeds of $40.3 million, which resulted in a gain on sale of $33.4 million before income taxes.
     During 2001, the Company determined that a provision for certain potential liabilities in the amount of $35.0 million, relating to the sale of a subsidiary in a previous year, was no longer required and, accordingly, recorded this amount in gain on sales of subsidiaries.

4.	PROPERTY, PLANT AND EQUIPMENT

Details of property, plant and equipment are as follows:

	2002		2001

		Net book		Net book
	Cost	value	Cost	value

Land and buildings	$298,273	$257,673	$239,168	$205,613
Towers, head-ends and transmitters	536,060	278,632	483,012	274,622
Distribution cable and subscriber drops	3,136,545	1,785,510	2,738,109	1,582,916
Wireless network equipment	2,419,035	1,363,028	2,184,705	1,277,826
Wireless network radio base station equipment	1,347,891	489,992	1,211,161	494,939
Computer equipment and software	1,108,670	460,549	981,079	467,085
Customer equipment	613,997	256,144	504,480	264,742
Leasehold improvements	161,159	66,571	147,689	65,261
Other equipment	317,245	93,899	360,091	84,727

	$9,938,875	$5,051,998	$8,849,494	$4,717,731

Depreciation expense for 2002 amounted to $928.8 million (2001 – $781.6 million).
     Property, plant and equipment not yet in service and therefore not depreciated at December 31, 2002 amounted to $361.8 million (2001 – $652.3 million).
     The Company has a significant ongoing PP&E expenditure program including the expansion and improvement of its networks. The Company estimates that its PP&E expenditure program for 2003 will be in the range of approximately $930.0 million to $990.0 million.

5. GOODWILL AND OTHER INTANGIBLE ASSETS

A.	Goodwill

	2002	2001

Goodwill	$2,265,264	$2,086,719
Less accumulated amortization	373,204	375,168

	$1,892,060	$1,711,551

2002:

On March 20, 2002, the Company issued 4,305,830 Class B Non-Voting shares of the Company in exchange for 4,925,000 Wireless Class B Restricted Voting shares. This transaction increased the Company’s ownership in Wireless at that time from 52.4% to 55.8%, thereby increasing goodwill by $92.2 million (Note 3(A)(i)).
     On April 29, 2002, the Company acquired 13 radio stations from Standard Radio Inc. This transaction had the impact of increasing goodwill by $94.9 million (Note 3(A)(i)).
     During 2002, the Toronto Phantoms Football Team ceased operations and accordingly, the Company wrote off the unamortized carrying value of the goodwill, being $6.5 million.

2001:

In March 2001, in association with Wireless’ participation in the Industry Canada PCS spectrum auction, RCI subscribed to approximately 60.4% of Wireless’ $422.6 million Class B Restricted Voting share rights offering. RCI paid $225.3 million for the Wireless Class B Restricted Voting share rights, with the non-controlling shareholders funding $167.3 million. This transaction increased the Company’s ownership in Wireless to 52.4%, thereby increasing goodwill and non-controlling interest by $35.9 million.

B.	Other Intangible Assets

	2002		2001

		Net book		Net book
	Cost	value	Cost	value

Spectrum licences	$396,824	$396,824	$396,824	$396,824
Brand licence	37,800	22,470	37,800	24,990
Subscribers	5,200	1,040	5,200	1,560
Other	3,840	3,340	–	–

	$443,664	$423,674	$439,824	$423,374

Amortization of subscribers, brand licence and other in 2002 amounted to $3.5 million (2001 – $3.1 million).

     In a spectrum auction conducted by Industry Canada in February 2001, the Company purchased 23 personal communications services licences of 10 megahertz (“MHz”) each, in the 1.9 gigahertz (“GHz”) band in various regions across Canada at a cost of $396.8 million, including costs of acquisition. This amount has been recorded as spectrum licences. The Company has determined that these licences have indefinite lives for accounting purposes (Note 2(D)).
     The AT&T brand licence, acquired in 1996 at an aggregate cost of $37.8 million, provides Wireless with, among other things, the right to use the AT&T brand name. The cost of the brand licence was deferred and is being amortized on a straight-line basis to expense over the 15-year term of the brand licence agreement.
     Subscribers are being amortized on a straight-line basis over 10 years.
     Other includes the brand name and employment contracts acquired as part of the acquisition of the 13 radio stations from Standard Radio Inc. (Note 3(A)(i)). These intangible assets are being amortized on a straight-line basis over periods ranging between 5 and 7 years.

6.	INVESTMENTS

			2002		2001

			Quoted		Quoted
			market	Book	market	Book
	Number	Description	value	value	value	value

Investments accounted for by the equity method:
Blue Jays Holdco				$122,844		$183,986
Other				7,079		16,872

				129,923		200,858
Investments accounted for by the cost method, net of writedowns
Publicly traded companies:
AT&T Canada Inc.	2002 – nil
	(2001 –	Class B
	25,002,100)	Deposit
		Receipts	$–	–	$1,204,351	450,104
Cogeco Cable Inc.	4,253,800	Subordinate
		Voting
		Common	40,454	40,454	91,840	187,167
Cogeco Inc.	2,724,800	Subordinate
		Voting
		Common	28,610	28,610	56,076	120,818
Other publicly traded companies			27,934	10,323	63,893	32,025

			96,998	79,387	1,416,160	790,114
Private companies				14,627		56,916

				$223,937		$1,047,888

A.	Investments Accounted for by the Equity Method

Toronto Blue Jays Baseball Club:
Effective December 31, 2000, the Company purchased an 80% interest in the Toronto Blue Jays Baseball Club (“Blue Jays”) for cash of $163.9 million. The Company has the option to acquire the 20% minority interest in the Blue Jays at any time, and the minority interest owner has the right to require the Company to purchase its interest at any time after December 15, 2003, for approximately $45.0 million (U.S. $28.0 million), plus interest at 9% per annum from December 15, 2000. This obligation has been recorded as a liability by the Company. The 20% minority interest owner of the Blue Jays is not required to fund operating losses of the Blue Jays and, as a result, as required under GAAP, the Company has recorded 100% of the operating losses of the Blue Jays in 2002 and 2001.
     Effective April 1, 2001, Rogers Telecommunications Ltd. (“RTL”), a company controlled by the controlling shareholder of the Company, acquired the Class A Preferred Shares of the subsidiary of RCI that owns the Blue Jays (“Blue Jays Holdco”) for $30.0 million. These Class A Preferred Shares are voting, redeemable for cash of $30.0 million plus any accrued unpaid dividends at the option of Blue Jays Holdco at any time after September 14, 2004. Any such redemption requires the consent of a committee of the board of Blue Jays Holdco comprising directors that are not related to RTL, RTL’s affiliates or its controlling shareholder and requires the prior written consent of the board of directors of the Company. These Class A Preferred Shares may be acquired by the Company at its option at any time; however, the Company does not intend to exercise this option in the foreseeable future. The Class A Preferred Shares pay cumulative dividends at a rate of 9.167% per annum. For periods up to July 31, 2004, Blue Jays Holdco may satisfy the cumulative dividends on its Class A Preferred Shares in kind by transferring to RTL income tax loss carryforwards, having an agreed value equal to the amount of the dividends. Until July 2004, such agreed value is equal to 10% of the amount of the tax losses. During 2002, Blue Jays Holdco satisfied the dividend on the Class A Preferred Shares by transferring approximately $27 million of income tax loss carryforwards with an agreed value of $2.7 million.
     As a result of the issuance of the Class A Preferred Shares of Blue Jays Holdco to RTL, the Company does not control the Blue Jays. Accordingly, effective April 1, 2001, the Company accounts for its investment in Blue Jays Holdco by the equity method.
     The change in the investment in Blue Jays Holdco is the result of cash contributions of $40.6 million (2001 – $52.3 million) offset by the equity losses of $101.7 million (2001 – $98.3 million).

     Condensed consolidated financial information of Blue Jays Holdco is presented below:

	2002	2001

Assets
Cash and accounts receivable	$18,897	$24,049
Deferred compensation	26,961	27,625
Goodwill	95,509	95,509
Player contracts	67,458	107,933
Other assets	25,944	23,950

	$234,769	$279,066

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$43,471	$21,076
Deferred obligations	44,892	50,442

	88,363	71,518
Shareholders’ equity	146,406	207,548

	$234,769	$279,066

	2002	2001

Revenue	$131,682	$125,086
Operating expenses	(186,088)	(202,018)

	(54,406)	(76,932)
Depreciation and amortization	(41,615)	(19,893)
Interest expense	(1,272)	(1,503)
Writedown of investments	(4,449)	–

Loss for the year	$(101,742)	$(98,328)

B.	Gain on Disposition of AT&T Canada Deposit Receipts

The deposit receipt holders of AT&T Canada Inc. (“AT&T Canada”), including the Company, had a contractual right to realize a minimum deposit receipt price of $37.50 per deposit receipt, increasing at 16% per annum from June 30, 2000 (the “accreted floor price”) until June 30, 2003, or such earlier time as a minority shareholder of AT&T Canada exercised its obligation to acquire all of the shares and deposit receipts of AT&T Canada. On June 25, 2002, AT&T Corp. announced its intention to purchase, for cash, the deposit receipts of AT&T Canada. This transaction was completed on October 8, 2002 and the Company recognized a pre-tax gain of approximately $904.3 million. The Company received cash proceeds of approximately $1,280.4 million and these proceeds were used to redeem the Preferred Securities and settle the Collateralized Equity Securities as described below.
     The issuance of the Preferred Securities and Collateralized Equity Securities in previous years resulted in the monetization of a substantial portion of the Company’s investment in AT&T Canada, with the Company receiving cash of approximately $1,186.0 million. The redemption amount with respect to these securities, being $1,317.0 million, was paid on October 8, 2002, being the same day that the Company received the proceeds from the deposit receipts.
     The Company, in accordance with the terms of the agreements of these securities, had the right to provide notification by specified dates if its intent was to satisfy the redemption of these securities by way of shares. As the Company determined that it would repay these securities in cash, no notification was provided and the accretion on the value of these securities after the notice date, being $5.2 million, was treated as an expense and included in “investment and other expense” in the consolidated statements of income. Amounts related to the accretion prior to the notice date and the costs incurred by the Company of originally issuing these securities are recorded in the consolidated statements of deficit (Note 11(C)).

C.	Investment Gains (losses)

In 2002 and 2001, the Company sold certain investments resulting in the following gains (losses) being recorded:

	2002	2001

Publicly traded companies	$2,062	$23,253
Investment accounted for by the equity method	(2,627)	–

	$(565)	$23,253

D.	Writedown of Investments

During 2002 and 2001, the Company recorded the following writedown of investments:

	2002	2001

Cogeco Cable Inc. and Cogeco Inc.	$238,921	$–
Other investments in public and private companies	62,063	61,200

	$300,984	$61,200

In 2000, the Company acquired 4,253,800 Subordinate Voting common shares of Cogeco Cable Inc. for $187.2 million and 2,724,800 Subordinate Voting common shares of Cogeco Inc. for $120.8 million.

     During 2002, the Company determined that the decline in the market value of shares held represented an impairment that was other than temporary and the shares were written down to their closing quoted market value at December 31, 2002.

7.	DEFERRED CHARGES

	2002	2001

Financing costs	$77,915	$71,402
Pre-operating costs	20,004	39,923
CRTC commitments	69,238	19,326
Other	17,683	19,858

	$184,840	$150,509

Amortization of deferred charges for 2002 amounted to $47.2 million (2001 – $32.0 million). Accumulated amortization as at December 31, 2002 amounted to $105.7 million (2001 – $80.1 million).

     The Company has committed to the Canadian Radio-Television and Telecommunications Commission (“CRTC”) to spend an aggregate of $77.4 million (2001 – $21.4 million) in operating funds to provide certain benefits to the Canadian broadcasting system. The increase in CRTC commitments in 2002 is attributable to the award of a television broadcast licence granted in 2002 in respect of which the Company has agreed to pay $50.0 million in public benefits over the next seven years and $6.0 million relating to the purchase of 13 radio stations (Note 3(A)(i)). The amount of these commitments included in accounts payable and accrued liabilities is $74.0 million at December 31, 2002 (2001 – $19.6 million). These commitments are being amortized over seven years. Accumulated amortization at December 31, 2002 amounted to $8.2 million (2001 – $2.1 million).
     In connection with the repayment of certain long-term debt during the year, the Company wrote off the carrying value of certain cross-currency interest rate exchange agreements relating to the debt of $2.3 million and deferred financing costs of $3.0 million (Note 10(E)).

8.	OTHER ASSETS

	2002	2001

Mortgages and loans receivable, including $1,848 from officers (2001 – $1,116)	$11,133	$22,646
Inventories	66,433	94,996
Video rental inventory	33,557	30,778
Prepaid expenses	52,372	60,228
Deferred pension asset	17,098	19,199
Acquired program rights	16,883	15,537
Other	11,507	3,388

	$208,983	$246,772

Depreciation expense for video rental inventory is charged to operating expenses and amounted to $56.5 million in 2002 (2001 – $32.2 million). The costs of acquired program rights are amortized to operating expense over the expected performances of the related programs and amounted to $16.9 million in 2002 (2001 – $14.2 million).

9.	CONSOLIDATED STATEMENTS OF CASH FLOWS

A.	Change in Non-cash Working Capital Items

	2002	2001

Decrease (increase) in accounts receivable	$(14,447)	$21,211
Increase (decrease) in accounts payable and accrued liabilities	128,336	(4,056)
Increase (decrease) in unearned revenue	16,872	(11,019)
Increase in deferred charges and other assets	(4,645)	(57,658)

	$126,116	$(51,522)

B.	Supplemental Cash Flow Information

	2002	2001

Income taxes paid	$15,397	$16,073
Interest paid	450,126	415,919

C.	Supplemental Disclosure of Non-cash Transactions

	2002	2001

Class B Non-Voting shares issued in consideration for acquisition of Cable Atlantic Inc.	$–	$162,643
Accretion on Preferred Securities	(37,246)	(57,058)
Accretion on Collateralized Equity Securities	(19,745)	–
Class B Non-Voting shares issued on conversion of Series B and E Convertible Preferred shares	1,800	635
Class B Non-Voting shares issued in consideration for Class B Restricted Voting shares of Rogers Wireless Communications Inc.	104,766	–

10.	LONG-TERM DEBT

		Interest rate	2002	2001

A.	Corporate
i.	Convertible Debentures, due 2005	5 3/4%	$320,007	$311,721
ii.	Senior Notes, due 2006	9 1/8%	86,314	87,024
iii.	Senior Notes, due 2006	10 1/2%	75,000	75,000
iv.	Senior Notes, due 2007	8 7/8%	324,382	306,600
v.	Senior Notes, due 2007	8 3/4%	165,000	165,000
B.	Wireless
i.	Bank credit facility	Floating	149,000	52,000
ii.	Senior Secured Notes, due 2006	10 1/2%	160,000	160,000
iii.	Senior Secured Notes, due 2007	8.30%	309,775	280,110
iv.	Senior Secured Debentures, due 2008	9 3/8%	433,121	433,121
v.	Senior Secured Notes, due 2011	9 5/8%	764,143	770,400
vi.	Senior Secured Debentures, due 2016	9 3/4%	229,987	231,528
vii.	Senior Subordinated Notes, due 2007	8.80%	282,875	342,409
C.	Cable
i.	Bank credit facilities	Floating	37,000	–
ii.	Senior Secured Second Priority Notes, due 2002	9 5/8%	–	116,389
iii.	Senior Secured Notes, due 2002	Floating	–	300,000
iv.	Senior Secured Second Priority Notes, due 2005	10%	412,789	412,894
v.	Senior Secured Second Priority Notes, due 2007	7.60%	450,000	–
vi.	Senior Secured Second Priority Debentures, due 2007	10%	118,167	146,223
vii.	Senior Secured Second Priority Notes, due 2012	7.875%	547,430	–
viii.	Senior Secured Second Priority Debentures, due 2012	10 1/8%	–	172,867
ix.	Senior Secured Second Priority Debentures, due 2014	9.65%	300,000	300,000
x.	Senior Secured Second Priority Debentures, due 2032	8 3/4%	312,700	–
xi.	Senior Subordinated Guaranteed Debentures, due 2015	11%	171,406	164,968
D.	Media
	Bank credit facility	Floating	–	126,000

	Mortgages, capital leases payable and other	Various	38,375	36,103

			$5,687,471	$4,990,357

Further details of long-term debt are as follows:

A.	Corporate
i.	Convertible Debentures, Due 2005:

The Company’s U.S. $224.8 million Convertible Debentures (the “Convertible Debentures”) mature on November 26, 2005. A portion of the interest equal to approximately 2.95% per annum on the issue price (or 2% per annum on the stated amount at maturity) is paid in cash semi-annually while the balance of the interest will accrue so long as these Convertible Debentures remain outstanding. Each Convertible Debenture has a face value of U.S. $1,000 and is convertible, at the option of the holder at any time, on or prior to maturity, into 34.368 Class B Non-Voting shares. The conversion rate as at December 31, 2002, equates to a conversion price of U.S. $26.22 per share (2001 – U.S. $25.33 per share). These Convertible Debentures are redeemable in cash, at the option of the Company, at any time. In 2002 and 2001, none of these Convertible Debentures were converted into Class B Non-Voting shares. To date, an aggregate U.S. $0.2 million at maturity has been converted into 6,528 Class B Non-Voting shares.

ii.	Senior Notes, Due 2006:

The Company’s U.S. $54.6 million Senior Notes mature on January 15, 2006. These senior notes are redeemable at the option of the Company, in whole or in part, at any time on or after January 15, 2001, at 104.563% of the principal amount, declining ratably to 100% of the principal amount on or after January 15, 2004.

iii.	Senior Notes, Due 2006:

The Company’s $75.0 million Senior Notes mature on February 14, 2006.

iv.	Senior Notes, Due 2007:

The Company’s U.S. $205.4 million Senior Notes mature on July 15, 2007. These senior notes are redeemable at the option of the Company, in whole or in part, at any time on or after July 15, 2002 at 104.438% of the principal amount, declining ratably to 100% of the principal amount on or after July 15, 2005, plus, in each case, interest accrued to the redemption date.

v.	Senior Notes, Due 2007:

The Company’s $165.0 million Senior Notes mature on July 15, 2007. These senior notes are redeemable at the option of the Company, in whole or in part, at any time on or after July 15, 2002 at 104.375% of the principal amount, declining ratably to 100% of the principal amount on or after July 15, 2005, plus, in each case, interest accrued to the redemption date.

Each of the Company’s senior notes and debentures described above are senior unsecured general obligations of the Company ranking equally with each other. Interest is paid semi-annually on all notes and debentures except for the Convertible Debentures, due 2005, as described above.

B.	Wireless
i.	Bank Credit Facility:

At December 31, 2002, $149.0 million (2001 – $52.0 million) of debt was outstanding under the bank credit facility, which provides Wireless with, among other things, up to $700.0 million from a consortium of Canadian financial institutions.
     Under the credit facility, Wireless may borrow at various rates, including the bank prime rate to the bank prime rate plus 1 3/4% per annum, the bankers’ acceptance rate plus 1% to 2 3/4% per annum and the London Inter-Bank Offered Rate (“LIBOR”) plus 1% to 2 3/4% per annum. Wireless’ bank credit facility requires, among other things, that Wireless satisfy certain financial covenants, including the maintenance of certain financial ratios.
     Subject to the paragraph below, this credit facility is available on a fully revolving basis until the first date specified below, at which time the facility becomes a revolving/reducing facility and the aggregate amount of credit available under the facility will be reduced as follows:

Date of reduction*	Reduction at each date

On April 30:
2006	$140,000
2007	140,000
2008	420,000

*	The bank credit facility will mature on May 31, 2006 if Wireless’ Senior Secured Notes due 2006 are not repaid (by refinancing or otherwise) on or prior to December 31, 2005. If these notes are repaid, then the bank credit facility will mature on September 30, 2007 if Wireless’ Senior Secured Notes due 2007 are not repaid (by refinancing or otherwise) on or prior to April 30, 2007.

The credit facility requires that any additional senior debt (other than the bank credit facility described above) that is denominated in a foreign currency be hedged against foreign exchange fluctuations on a minimum of 50% of such additional senior borrowings in excess of the Canadian equivalent of U.S. $25.0 million.

     Borrowings under the credit facility are secured by the pledge of a senior bond issued under a deed of trust, which is secured by substantially all the assets of Wireless and certain of its subsidiaries, subject to certain exceptions and prior liens.

ii.	Senior Secured Notes, Due 2006:

Wireless’ $160.0 million Senior Secured Notes mature on June 1, 2006. These notes are redeemable in whole or in part, at Wireless’ option, at any time subject to a certain prepayment premium.

iii.	Senior Secured Notes, Due 2007:

Wireless’ U.S. $196.1 million Senior Secured Notes mature on October 1, 2007. These notes are redeemable in whole or in part, at Wireless’ option, on or after October 1, 2002 at 104.15% of the principal amount, declining ratably to 100% of the principal amount on or after October 1, 2005, plus, in each case, interest accrued to the redemption date.

iv.	Senior Secured Debentures, Due 2008:

Wireless’ U.S. $333.2 million Senior Secured Debentures mature on June 1, 2008. These debentures are redeemable in whole or in part, at Wireless’ option, at any time on or after June 1, 2003, at 104.688% of the principal amount, declining ratably to 100% of the principal amount on or after June 1, 2006, plus, in each case, interest accrued to the redemption date.

v.	Senior Secured Notes, Due 2011:

Wireless’ U.S. $490.0 million (2001 – U.S. $500.0 million) Senior Secured Notes mature on May 1, 2011. During 2002, Wireless repurchased U.S. $10.0 million principal amount of these notes (Note 10(E)). These notes are redeemable in whole or in part, at Wireless’ option, at any time subject to a certain prepayment premium.

vi.	Senior Secured Debentures, Due 2016:

Wireless’ U.S. $154.9 million Senior Secured Debentures mature on June 1, 2016. These debentures are redeemable in whole or in part, at Wireless’ option, at any time, subject to a certain prepayment premium. Each of Wireless’ senior secured notes and debentures described above is secured by the pledge of a senior bond that is secured by the same security as the security for the bank credit facility described in Note 10(B)(i) above and ranks equally with the bank credit facility.

vii.	Senior Subordinated Notes, Due 2007:

Wireless’ U.S. $179.1 million (2001 – U.S. $215.0 million) Senior Subordinated Notes mature on October 1, 2007. During 2002, Wireless repurchased an aggregate U.S. $35.9 million principal amount of these notes (Note 10(E)). These notes are redeemable in whole or in part, at Wireless’ option on or after October 1, 2002 at 104.40% of the principal amount declining ratably to 100% of the principal amount on or after October 1, 2005 plus, in each case, interest accrued to the redemption date. The subordinated notes are subordinated to all existing and future senior obligations of Wireless (including the bank credit facility and the senior secured notes and debentures). The subordinated notes are not secured by the pledge of a senior bond.
     Interest is paid semi-annually on all of Wireless’ notes and debentures.

C.	Cable
i.	Bank Credit Facilities:

Effective January 31, 2002, Cable entered into a new amended and restated bank credit facility (the “New Bank Credit Facility”) providing up to $1,075.0 million. At December 31, 2002, $37.0 million of debt was outstanding under the New Bank Credit Facility (2001 – nil under Cable’s previous bank credit facility). The New Bank Credit Facility provides for two separate facilities: (i) a $600 million senior secured revolving credit facility (the “Tranche A Credit Facility”) which will mature on January 2, 2009, and (ii) a $475 million senior secured reducing/revolving credit facility (the “Tranche B Credit Facility”) which is subject to reduction on an annual basis and is scheduled to reduce to nil on January 2, 2009, as outlined below. Cable’s obligations under the New Bank Credit Facility are secured by a bond issued under a deed of trust in the same manner as the previous bank facilities. Upon cancellation of the Cable’s previous bank credit facility, the Company’s guarantee and pledge of shares of RWCI were released.
     The Tranche B Credit Facility is available on a reducing/revolving basis, with the original amount of credit available under the Tranche B Credit Facility scheduled to reduce as follows:

Date of reduction*	Reduction at each date

On January 2:
2006	$118,750
2007	118,750
2008	118,750
2009	118,750

*	The Tranche B Credit Facility will mature as described above unless previously terminated on March 14, 2005 if Cable’s 10% Senior Secured Second Priority Notes due 2005 are not repaid, by refinancing or otherwise, on or prior to October 14, 2004, or on November 30, 2007 if Cable’s 10% Senior Secured Second Priority Debentures due 2007 are not repaid, by refinancing or otherwise, on or prior to June 30, 2007.

     The New Bank Credit Facility requires, among other things, that Cable satisfy certain financial covenants, including the maintenance of certain financial ratios. The interest rate charged on the New Bank Credit Facility ranges from nil to 2.25% per annum over the bank prime rate or base rate or 0.875% to 3.25% per annum over the bankers’ acceptance rate or LIBOR. The New Bank Credit Facility is secured by the pledge of a senior bond issued under a deed of trust that is secured by substantially all of the assets of Cable and the majority of Cable’s wholly-owned subsidiary companies, subject to certain exceptions and prior liens. In addition, under the terms of an inter-creditor agreement, the proceeds of any enforcement of the security under the deed of trust will be applied first to repay any obligations outstanding under the Tranche A Credit Facility. Additional proceeds will be applied pro rata to repay all other obligations of Cable secured by senior bonds, including the Tranche B Credit Facility and Cable’s senior secured notes and debentures.

ii.	Senior Secured Second Priority Notes, Due 2002:

Cable’s U.S. $98.1 million Senior Secured Second Priority Notes were repaid during 2002, of which U.S. $36.4 million was repurchased on April 30, 2002 and the balance was repaid at maturity on August 1, 2002 (Note 10(E)).

iii.	Senior Secured Notes, Due 2002:

Cable’s $300.0 million Senior Secured floating rate notes were issued on November 21, 2000. In June 2001, Cable entered into an amending agreement extending the maturity date of the notes by six months to November 21, 2002. The interest rate charged on the notes ranged from 1.25% to 3.75% per annum over the bankers’ acceptance rate. These notes were prepaid in full in February 2002 with a portion of the net proceeds from the issuance of the 7.60% Senior Secured Second Priority Notes due 2007 (Note 10(E)).

iv.	Senior Secured Second Priority Notes, Due 2005:

Cable’s U.S. $291.5 million Senior Secured Second Priority Notes mature on March 15, 2005.

v.	Senior Secured Second Priority Notes, Due 2007:

On February 5, 2002, Cable issued $450.0 million 7.60% Senior Secured Second Priority Notes due on February 6, 2007. The notes are redeemable at Cable’s option, in whole or in part, at any time with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

vi.	Senior Secured Second Priority Debentures, Due 2007:

Cable’s U.S. $74.8 million (2001 – U.S. $110.8 million) Senior Secured Second Priority Debentures mature on December 1, 2007. During 2002, the Company repurchased U.S. $36.0 million principal amount of the debentures on April 30, 2002 (Note 10(E)). The debentures are redeemable at Cable’s option, in whole or in part, at any time on or after December 1, 2002, at 105% of the principal amount, declining ratably to 100% of the principal amount on or after December 1, 2005, plus, in each case, interest accrued to the redemption date.

vii.	Senior Secured Second Priority Notes, Due 2012:

On April 30, 2002, Cable issued U.S. $350.0 million 7.875% Senior Secured Second Priority Notes due on May 1, 2012. The notes are redeemable at Cable’s option, in whole or in part, at any time with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

viii.	Senior Secured Second Priority Debentures, Due 2012:

Cable’s U.S. $134.8 Senior Secured Second Priority Debentures mature on September 1, 2012. During 2002, U.S. $110.2 million principal amount was repurchased, with the balance of U.S. $24.6 million being redeemed on September 3, 2002 (Note 10(E)). The debentures were redeemable at Cable’s option, in whole or in part, at any time on or after September 1, 2002, at 104% of the principal amount, declining ratably to 100% of the principal amount on or after September 1, 2006, plus, in each case, interest accrued to the redemption date.

ix.	Senior Secured Second Priority Debentures, Due 2014:

Cable’s $300.0 million Senior Secured Second Priority Debentures mature on January 15, 2014. The debentures are redeemable at Cable’s option, in whole or in part, at any time on or after January 15, 2004, at 104.825% of the principal amount, declining ratably to 100% of the principal amount on or after January 15, 2008, plus, in each case, interest accrued to the redemption date.

x.	Senior Secured Second Priority Debentures, Due 2032:

On April 30, 2002, Cable issued U.S. $200.0 million 8.75% Senior Secured Second Priority Debentures due on May 1, 2032. The debentures are redeemable at Cable’s option, in whole or in part, at any time with at least 30 days and not more than 60 days prior notice subject to a certain prepayment premium.

Each of Cable’s senior secured notes and debentures described above is secured by the pledge of a senior bond which is secured by the same security as the security for the New Bank Credit Facility described in Note 10(C)(i) above and rank equally in regard to the proceeds of any enforcement of security with the Tranche B Credit Facility.

xi.	Senior Subordinated Guaranteed Debentures, Due 2015:

Cable’s U.S. $113.7 million (December 31, 2001 – U.S. $125.0 million) Senior Subordinated Guaranteed Debentures mature on December 1, 2015. During 2002, Cable repurchased U.S. $11.3 million principal amount of these debentures (Note 10(E)). The subordinated debentures are redeemable at Cable’s option, in whole or in part, at any time on or after December 1, 2005, at 105.5% of the principal amount, declining ratably to 100% of the principal amount on or after December 1, 2009, plus, in each case, interest accrued to the redemption date. The subordinated debentures are subordinated in right of payment to all existing and future senior indebtedness of Cable (including the New Bank Credit Facility and the senior secured notes and debentures) and are not secured by the pledge of a senior bond.

Interest is paid semi-annually on all of Cable’s notes and debentures.

D.	Media

Bank Credit Facility:
At December 31, 2002, Media had no amounts (2001 – $126.0 million) outstanding under its $500.0 million revolving bank credit facility with a consortium of Canadian financial institutions. Borrowings under this facility are available to RMI and two wholly owned subsidiaries, Rogers Broadcasting Limited (“RBL”) and Rogers Publishing Limited (“RPL”), (collectively the “Borrowers”) for general corporate purposes. Media’s bank credit facility is available on a fully revolving basis until maturity on September 30, 2006 and there are no scheduled reductions prior to maturity.

     The interest rates charged on this credit facility range from the bank prime rate or U.S. base rate plus 0.25% to 2.50% per annum and the bankers’ acceptance rate or LIBOR plus 1.25% to 3.50% per annum. The bank credit facility requires, among other things, that Media satisfy certain financial covenants, including the maintenance of certain financial ratios.

     The bank credit facility is secured by floating charge debentures over most of the assets of the Borrowers, subject to certain exceptions. The Borrowers have cross-guaranteed their present and future liabilities and obligations under the credit facility.

E.	Debt Repayment

During 2002, an aggregate U.S. $796.1 million notional amount of cross-currency and interest rate exchange agreements were terminated either by unwinding or maturity, resulting in aggregate net cash proceeds of $225.2 million. A portion of these proceeds was partially used to repay or redeem a total of U.S. $326.1 million principal amount of Senior Notes and Debentures. The Company paid a prepayment premium of $21.8 million, recorded a gain on the unwinding of cross-currency and interest rate exchange agreements of $4.2 million, recorded a gain on the repurchase of debt of $30.7 million and wrote off deferred financing costs of $3.0 million, resulting in a net gain on the repayment of debt of $10.1 million. In addition, the Company has deferred a gain of $22.5 million related to the unwinding of cross-currency exchange agreements, which is being amortized to interest expense over the remaining life of the related debt.

F.	Interest Exchange Agreements

i.     At December 31, 2002, total U.S. dollar denominated long-term debt amounted to U.S.$2,845.9 million (2001 – U.S.$2,615.1 million). The Company has entered into several cross-currency interest rate exchange agreements and forward foreign exchange contracts in order to reduce the Company’s exposure to changes in the exchange rate of the U.S. dollar as compared to the Canadian dollar. At December 31, 2002, U.S. $1,768.4 million (2001 – U.S. $1,789.6 million) or 62.1% (2001 – 68.4%) is hedged through cross-currency interest rate exchange agreements at an average exchange rate of Cdn. $1.4766 (2001 – $1.3755) to U.S. $1.00.

ii.     The cross-currency interest rate exchange agreements have the effect of: converting the interest rate on U.S. $1,383.4 million of long-term debt from an average U.S. dollar fixed interest rate of 9.146% per annum to an average Canadian dollar fixed interest rate of 9.941% per annum on $2,110.7 million; and converting the interest rate on U.S. $385.0 million of long-term debt from an average U.S. dollar fixed interest rate of 9.375% per annum to an average Canadian dollar floating interest rate equal to the bankers’ acceptance rate plus 2.353% per annum, which totalled 5.22% on $500.5 million at December 31, 2002. The Company assumed an interest rate exchange agreement upon completion of an acquisition during 2001. This interest rate exchange agreement has the effect of converting $30.0 million of floating rate obligations of the Company to a fixed interest rate of 7.72% per annum. The total long-term debt at fixed interest rates at December 31, 2002 was $5,024.2 million (2001 – $3,465.2 million) or 88.3% (2001 – 69.4%) of total long-term debt.

     The Company’s effective weighted average interest rate on all long-term debt as at December 31, 2002, including the effect of the interest exchange agreements and cross-currency interest rate exchange agreements, was 8.736% (2001 – 8.04%).
     The obligations under U.S. $1,768.4 million of the cross-currency interest rate exchange agreements and the interest exchange agreements are secured by substantially all of the assets of the respective subsidiary companies to which they relate and generally rank equally with the other secured indebtedness of such subsidiary companies.

G.	Principal Repayments

As at December 31, 2002, principal repayments due within each of the next five years and in total thereafter on all long-term debt are as follows:

2003	$11,980
2004	2,484
2005	733,689
2006	344,042
2007	1,650,199

2,742,394
Thereafter	2,945,077

$5,687,471

     The provisions of the long-term debt agreements described above impose, in most instances, restrictions on the operations and activities of the companies governed by these agreements. Generally, the most significant of these restrictions are debt incurrence and maintenance tests, restrictions upon additional investments, sales of assets and payment of dividends. At December 31, 2002 the Company is in compliance with all terms of the long-term debt agreements. In addition, the repayment dates of certain debt agreements may be accelerated if there is a change in control of the respective companies.

11. SHAREHOLDERS’ EQUITY

	2002	2001

Capital stock
Preferred shares:
Held by subsidiary companies:
Nil Series XXIII (2001 – 4,500)	$–	$4,500
60,000 Series XXVII (2001 – 60,000)	60,000	60,000
818,300 Series XXX (2001 – 818,300)	10,000	10,000
300,000 Series XXXI (2001 – 300,000)	300,000	300,000
Nil Series XXXII (2001 – 300,000)	–	300,000

	370,000	674,500
Held by members of the Company’s share purchase plans:
Nil Series B (2001 – 133,632 shares)	–	1,684
135,836 Series E (2001 – 153,361 shares)	2,327	2,622
Common shares:
56,240,494 Class A Multiple Voting shares	72,320	72,320
158,784,358 Class B Non-Voting shares (2001 – 153,551,874 shares)	257,989	249,488

	702,636	1,000,614
Deduct:
Amounts receivable from employees under certain share purchase plans	6,274	3,282
Preferred shares of the Company held by subsidiary companies	370,000	674,500

Total capital stock	326,362	322,832
Equity instruments:
Convertible Preferred securities (Note 11(B)(i))	576,000	576,000
Warrants to purchase Class B Non-Voting shares (Note 11(B)(i))	–	24,000
Preferred securities (Note 11(B)(ii))	–	1,009,205
Collateralized Equity Securities (Note 11(B)(iii))	–	245,632
Contributed surplus	917,262	786,644
Deficit	(415,589)	(660,022)

	$1,404,035	$2,304,291

A.	Capital Stock
i.	Preferred Shares:

Rights and Conditions:
There are 400.0 million authorized Preferred shares without par value, issuable in series, with rights and terms of each series to be fixed by the Board of Directors prior to the issue of such series.
     The Series XXIII Preferred shares are non-voting, are redeemable at $1,000 per share at the option of the Company and carry the right to cumulative dividends at a rate equal to the bank prime rate plus 13/4% per annum applied to the redemption value.
     The Series XXVII Preferred shares are non-voting, are redeemable at $1,000 per share at the option of the Company and carry the right to cumulative dividends at a rate equal to the bank prime rate plus 13/4% per annum.
     The Series XXX Preferred shares are non-voting, are redeemable at $1,000 per share at the option of the Company and carry the right to non-cumulative dividends at a rate of 91/2% per annum.
     The Series XXXI Preferred shares are non-voting, are redeemable at $1,000 per share at the option of the Company and carry the right to cumulative dividends at a rate of 95/8% per annum.
     The Series XXXII Preferred shares are non-voting, are redeemable at $1,000 per share at the option of the Company and carry the right to cumulative dividends at a rate of 9.05% per annum.
     The Series XXXIII Preferred shares are non-voting, redeemable at $1,000 per share at the option of the Company and carry the right to cumulative dividends at a rate of 7.7% per annum.

     The Series B and E Convertible Preferred Shares are non-voting and are redeemable and retractable under certain conditions. All of these shares are convertible at the option of the holder up to the mandatory date of redemption into Class B Non-Voting shares of the Company at a conversion rate equal to one Class B Non-Voting share for each convertible preferred share to be converted. These shares are entitled to receive, ratably with holders of the Class B Non-Voting shares, cash dividends per share in an amount equal to the cash dividends declared and paid per share on Class B Non-Voting shares.

ii.	Common Shares:

Rights and Conditions:
There are 200.0 million authorized Class A Multiple Voting shares without par value. Each Class A Multiple Voting Share is entitled to 25 votes per share (2001 – one vote per share). The Class A Multiple Voting shares may receive a dividend at an annual rate of up to $0.05 per share only after the Class B Non-Voting shares have been paid a dividend at an annual rate of $0.05 per share. The Class A Multiple Voting shares are convertible on a one-for-one basis into Class B Non-Voting shares.
     There are 1,400.0 million authorized Class B Non-Voting shares with a par value of $1.62478 per share. The Class A Multiple Voting and Class B Non-Voting shares share equally in dividends after payment of a dividend of $0.05 per share for each class.

iii.	During 2002, the Company completed the following capital stock transactions:

a.	4,500 Series XXIII Preferred shares were redeemed from a subsidiary company for $4.5 million and cancelled;
b.	300,000 Series XXXII Preferred shares were redeemed from a subsidiary company for $300.0 million and cancelled;
c.	1,042,049 Series XXXIII Preferred shares were issued to a subsidiary company as consideration of the repayment of debt owing by RCI to the subsidiary. These shares were subsequently redeemed for $1,042.0 million and cancelled;
d.	120,984 Series B and 17,525 Series E Convertible Preferred shares with a value of $1.8 million were converted to 138,509 Class B Non-Voting shares. 4,631 Series B Convertible Preferred shares with a value of $0.1 million reached the date of mandatory redemption and were redeemed for cash;
e.	449,045 Class B Non-Voting shares were issued to employees upon the exercise of options for cash of $4.1 million;
f.	4,305,830 Class B Non-Voting shares with a value of $104.8 million were issued as consideration for the acquisition of 4,925,300 Class B Restricted Voting shares of Wireless;
g.	The 5,333,333 warrants issued in 1999 expired in 2002. The carrying value of these warrants, being $24.0 million, was transferred to contributed surplus; and,
h.	339,100 Class B Non-Voting shares were issued to employees pursuant to the employee share purchase plan for cash of $4.8 million.

As a result of the above transactions, $130.6 million of the issued amounts related to Class B Non-Voting shares was recorded in contributed surplus.

iv.	During 2001, the Company completed the following capital stock transactions:

a.	101,000 Series XXIII Preferred Shares were redeemed from a subsidiary company for $101.0 million and cancelled;
b.	253,500 Series XXVI Preferred Shares were redeemed from a subsidiary company for $253.5 million and cancelled;
c.	90,000 Series XXVII Preferred shares were redeemed from a subsidiary company for $90.0 million and cancelled;
d.	30,000 Series XXIX Preferred Shares were redeemed from a subsidiary company for $30.0 million and cancelled;
e.	26,589 Series B and 17,491 Series E Convertible Preferred Shares with a value of $0.6 million were converted to 44,080 Class B Non-Voting shares;
f.	4,170,330 Class B Non-Voting shares with a value of $162.6 million were issued as partial consideration for the acquisition of Cable Atlantic (Note 3(A)(ii));
g.	1,062,109 Class B Non-Voting shares were issued to employees upon the exercise of options for cash of $8.1 million; and,
h.	418,497 Class B Non-Voting shares were issued to employees pursuant to the employee share purchase plan for cash of $10.7 million.

As a result of the foregoing transactions, $172.8 million of the issued amounts related to Class B Non-Voting shares were recorded in contributed surplus.

v.     The Articles of Continuance of the Company under the Company Act (British Columbia) impose restrictions on the transfer, voting and issue of the Class A Multiple Voting and Class B Non-Voting shares in order to ensure that the Company remains qualified to hold or obtain licences required to carry on certain of its business undertakings in Canada.

     The Company is authorized to refuse to register transfers of any shares of the Company to any person who is not a Canadian in order to ensure that the Company remains qualified to hold the licences referred to above.

B	Equity Instruments
i.	Convertible Preferred Securities and Warrants:

Convertible Preferred securities were issued in 1999 with a face value of $600.0 million to a subsidiary of Microsoft Corporation (“Microsoft”). These Convertible Preferred securities bear interest at 51/2% per annum, payable quarterly in cash, Class B Non-Voting shares or additional Convertible Preferred securities, at the Company’s option. The Convertible Preferred securities are convertible in whole, or in part, at any time, at Microsoft’s option, into 28.5714 Class B Non-Voting shares per $1,000 aggregate principal amount of Convertible Preferred securities, representing a conversion price of $35 per Class B Non-Voting share. The Convertible Preferred securities mature on August 11, 2009, and are callable by the Company on or after August 11, 2004, subject to certain conditions. The Company has the option of repaying the Convertible Preferred securities in cash or Class B Non-Voting shares.
     As part of the transaction to issue the Convertible Preferred securities, the Company issued 5,333,333 warrants to Microsoft exercisable into one Class B Non-Voting share. These warrants expired on August 11, 2002.
     The Company received cash proceeds of $600.0 million for the issue of the Convertible Preferred securities and warrants, which were allocated to Convertible Preferred securities, including the conversion feature, in the amount of $576.0 million and the warrants in the amount of $24.0 million. Upon expiration of the warrants in 2002, $24.0 million was transferred to contributed surplus. Interest on the Convertible Preferred securities is recorded for accounting purposes as a charge to the consolidated statements of deficit, similar to a dividend.

ii.	Preferred Securities:

On August 10, 2000, the Company issued $1,154.4 million principal amount of Preferred Securities due June 30, 2003, with an interest rate of 7.27% per annum, compounded quarterly. The Preferred Securities could have been settled in whole or in part, at the Company’s option, with Class B Non-Voting shares, the number of which was based on the daily average trading prices of the Class B Non-Voting shares. Interest of approximately $216.9 million to June 30, 2003 was prepaid, with the Company receiving net proceeds of $937.5 million, which, less fees and expenses of $12.2 million, resulted in $925.3 million of net proceeds. Contemporaneously, the Company entered into an interest exchange agreement, effectively converting the fixed interest rate to a floating interest rate at bankers’ acceptance rate plus 1.25%. The Company could have settled its obligation under this interest exchange agreement, at its option, in cash or Class B Non-Voting shares of the Company.
     On October 8, 2002, the Company settled its obligation under the Preferred Securities using cash (Note 6(B)).

iii.	Collateralized Equity Securities:

On October 23, 2001, the Company entered into certain equity derivative contracts that served to monetize an additional portion of the accreted floor price of its AT&T Canada Deposit Receipts, after taking into account the monetization through the Preferred Securities issued in August, 2000. The Company received proceeds of $248.9 million, which, less fees and expenses, resulted in net proceeds of $245.6 million. The settlement terms of these contracts enabled the Company to settle or net-settle in Class B Non-Voting shares, the number of which was based on the trading value of the Class B Non-Voting shares, or physically settle or net cash settle these contracts, in whole or in part, or in any combination thereof, at the Company’s option.
     On October 8, 2002, the Company paid its obligation under the Collateralized Equity Securities in cash (Note 6(B)).

C.	Distributions and Accretions on Preferred Securities and Collateralized Equity Securities

The distribution on Convertible Preferred securities and accretion on Preferred Securities are recorded net of future income taxes of $12.7 million and $9.7 million, respectively (2001 – $14.4 million and $24.9 million). In addition, the accretion on the Collateralized Equity Securities and Preferred Securities include issue costs of $3.2 million and $12.2 million, respectively, which previously were recorded as a reduction of the carrying value of these securities (Notes 6(B)) and 11(b)(ii) and (iii)).

D.	Stock Option and Share Purchase Plans
i.	Stock Option Plans:

Details of the RCI stock option plan are as follows:
     The Company’s stock option plan provides senior employee participants an incentive to acquire a meaningful equity ownership interest in the Company over a period of time and, as a result, reinforces executives’ attention on the long-term interest of the Company and its shareholders. Under the plan, options to purchase Class B Non-Voting shares of the Company may be granted to employees, directors and officers of the Company and its affiliates by the Board of Directors or by the Company’s Management Compensation Committee. There are 11.0 million options authorized under the 2000 plan. The term of each option is ten years; the vesting period is generally four years but may be adjusted by the compensation committee on the date of grant. The exercise price for options is equal to the fair market value of the Class B Non-Voting Shares, as quoted on The Toronto Stock Exchange on the grant date.

	2002		2001

		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	shares	price	shares	price

Outstanding, beginning of year	17,463,270	$18.86	15,849,077	$16.84
Granted	228,216	21.50	3,393,206	24.08
Exercised	(449,045)	9.10	(1,062,109)	7.60
Forfeited	(1,015,545)	24.44	(716,904)	15.53

Outstanding, end of year	16,226,896	18.82	17,463,270	18.86

Exercisable, end of year	11,349,805	$15.76	8,905,435	$13.83

At December 31, 2002, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Range of exercise prices	outstanding	life (years)	price	exercisable	price

$5.78–$8.52	4,942,000	4.5	$6.72	4,927,000	$6.72
$9.46–$13.00	2,018,700	5.3	12.01	2,008,700	12.01
$16.75–$23.77	4,621,332	7.7	22.90	2,081,101	22.84
$25.44–$38.16	4,644,864	7.9	30.60	2,333,004	31.74

	16,226,896	6.5	18.82	11,349,805	15.76

Details of Wireless’ stock option plan are as follows:

     Wireless’ stock option plan provides senior employee participants an incentive to acquire a meaningful equity ownership interest in Wireless over a period of time and, as a result, reinforce executives’ attention on the long-term interest of Wireless and its shareholders. Under the plan, options to purchase Class B Restricted Voting Shares of Wireless may be granted to employees, directors and officers of Wireless by the Board of Directors or by Wireless’ Management Compensation Committee. There are 4.7 million options authorized under the 2000 plan. The term of each option is ten years; the vesting period is generally four years but may be adjusted by the Management Compensation Committee on the date of grant. The exercise price for options is equal to the fair market value of the Class B Restricted Voting Shares of Wireless, as quoted on The Toronto Stock Exchange on the grant date.

	2002		2001

		Weighted		Weighted
		average		average
	Number	exercise	Number	exercise
	of shares	price	of shares	price

Options outstanding, beginning of year	3,641,613	$25.57	3,013,501	$26.72
Granted	269,800	16.56	998,300	22.00
Exercised	(19,759)	17.62	(60,456)	18.43
Forfeited	(420,637)	24.50	(309,732)	26.63

Options outstanding, end of year	3,471,017	25.04	3,641,613	25.57

Exercisable, end of year	1,869,442	$26.72	1,194,970	$26.01

     At December 31, 2002, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options outstanding			Options exercisable

		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Range of exercise prices	outstanding	life (years)	price	exercisable	price

$11.82 – $16.42	583,292	6.2	$15.58	508,292	$16.07
$18.15 – $22.06	2,121,925	8.5	21.10	745,900	21.13
$26.27 – $32.75	169,600	3.0	29.91	167,100	29.92
$37.74 – $53.51	596,200	7.3	46.93	448,150	46.91

	3,471,017	7.6	25.04	1,869,442	26.72

There was no compensation expense related to stock options for 2002 or 2001.

ii.	Employee Share Purchase Plan:

The employee share purchase plan is provided to enable employees of the Company an opportunity to obtain an equity interest in the Company by permitting them to acquire Class B Non-Voting shares. A total of 1,180,000 Class B Non-Voting shares have been set aside and reserved for allotment and issuance pursuant to the employee share purchase plan.
     Under the terms of the employee share purchase plan, participating employees of the Company receive a bonus at the end of the term of the plan. The bonus is calculated as the difference between the share price at the date the employee receives the loan and the lesser of 85% of the closing price at which the shares traded on The Toronto Stock Exchange on the trading day immediately prior to the purchase date or the closing price on a date that is approximately one year subsequent to the original issue date.
     During 2002, 339,100 (2001 – 418,497) Class B Non-Voting shares were issued under the Company’s employee share purchase plan for cash of $4.8 million (2001 – $10.7 million). Compensation expense recorded for the Company’s employee share purchase plan for 2002 was $2.2 million (2001 – $0.9 million).
     In addition, employees of Wireless may participate in Wireless’ employees share purchase plan. During 2002, 135,325 Wireless Class B Restricted Voting shares (2001 – 258,996) were issued under the Wireless employee share purchase plan for cash of $1.9 million (2001 – $5.5 million). Compensation expense recorded in Wireless for 2002 was $1.0 million (2001 – $0.9 million).

12.	STOCK BASED COMPENSATION

For stock options granted to employees, had the Company determined compensation expense based on the “fair value” method at the grant date of such stock option awards, consistent with the method prescribed under CICA Handbook Section 3870, the Company’s net income (loss) for the year and earnings (loss) per share would have been reported as the pro forma amounts indicated below. This compensation expense takes into account all options, including those granted prior to January 1, 2002. The fair value of the options is amortized on a straight-line basis over the vesting period.

	2002	2001

Net income (loss) for the year, as reported	$312,032	$(464,361)
Stock-based compensation expense – RCI	(25,706)	(20,846)
Stock-based compensation expense – Wireless	(13,708)	(9,721)

Pro forma net income (loss) for the year	$272,618	$(494,928)

Earnings (loss) per share:
Reported earnings (loss) for the year	$1.05	$(2.56)
Effect of stock based compensation expense	(0.18)	(0.15)

Pro forma basic earnings (loss) per share	$0.87	$(2.71)

Diluted earnings (loss) per share, as reported	$0.83	$(2.56)
Pro forma diluted earnings (loss) per share	0.70	(2.71)

     Under the transitional rules, CICA Handbook Section 3870 allows companies to only include options issued subsequent to December 31, 2001 in the pro forma calculation of net income (loss) for the year. Based on stock options issued subsequent to December 31, 2001, stock-based compensation expense would have been $2.7 million and pro forma net income for 2002 would have been $309.3 million ($1.04 basic earnings per share, and $0.82 diluted earnings per share).

     The weighted average estimated fair value at the date of the grant for RCI options granted during 2002 was $10.39 (2001 – $11.78) per share. The weighted average fair value at the date of grant for Wireless options granted for 2002 was $8.35 (2001 – $10.77) per share. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	2002	2001

RCI risk-free interest rate	4.86%	5.17%
Wireless risk-free interest rate	4.81%	5.10%
Dividend yield	–	–
Volatility factor of the future expected market price of RCI’s Class B Non-Voting shares	48.82%	49.08%
Volatility factor of the future expected market price of Wireless’ Class B Restricted Voting shares	51.95%	49.49%
Weighted average expected life of the options	5 years	5 years

13.	OTHER EXPENSE (RECOVERY)

	2002	2001

Workforce reduction costs (a)	$5,850	$13,078
Wireless – change in estimate of sales tax liability (b)	(19,157)	–
Wireless – CRTC contribution liabilities (c)	6,826	–
Cable system integration costs (d)	–	16,462
At Home termination costs (e)	–	43,974

	$(6,481)	$73,514

A.	Workforce Reduction Costs

During 2002, the Company reduced its workforce in Cable by 187 employees in the technical service, network operations and engineering departments. The Company incurred $5.9 million in costs, primarily related to severance and other employee termination benefits. Of this amount, $4.0 million has not been paid at December 31, 2002 and will be paid in 2003.
     During 2001, the Company recorded a restructuring and workforce reduction charge of $13.1 million. This included a reduction in workforce in Media by approximately 170 employees in technology, editorial, sales and marketing and administrative departments in two of its divisions and the closing of certain facilities. At December 31, 2002, $1.5 million was unpaid (2001 – $8.3 million).

B.	Wireless Change in Estimate of Sales Tax Liability

During 2002, Wireless received clarification of a provincial sales tax liability for a matter common to the wireless industry. As a result, Wireless revised its estimate with respect to this liability and released a provision of $19.2 million, which had been established in previous years, associated with this matter.

C.     Wireless CRTC Contribution Liabilities

During 2002, Wireless received clarification of the calculation of the total amount of contribution payable under the CRTC contribution subsidy decision. As a result, an additional expense of $6.8 million was recorded.

D.	Cable System Integration Costs

During 2001, the Company incurred integration costs of $16.5 million related to the exchange of cable systems with Shaw Communications Inc., and the acquisition of Cable Atlantic.

E.	At Home Termination Costs

In 2001 and prior years, the Company offered its subscribers internet service through an exclusive agreement with At Home Corporation (“At Home”), a U.S. based broadband access provider. In exchange for royalty payments by the Company, At Home provided the Company’s internet subscribers with broadband content, access to the internet and applications, including e-mail. On September 28, 2001, At Home filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. During 2001, the Company accelerated plans to develop its own internet network as an alternative to the network provided by At Home and to transition all of its internet subscribers to the Company’s own network. Asa result, during 2001, the Company incurred incremental operating expenses of $44.0 million, which were primarily comprised of a U.S. $15.0 million payment to At Home under a transitional agreement and identifiable incremental customer service and customer communication expenses.

14.	INCOME TAXES

The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

	2002	2001

Future income tax assets:
Non-capital income tax loss carryforwards	$628,565	$642,988
Deductions relating to long-term debt and other transactions denominated in foreign currencies	92,599	90,721
Investments	79,544	16,909
Other	–	2,725

Total future income tax assets	800,708	753,343
Less valuation allowance	521,251	566,729

	279,457	186,614
Future income tax liabilities:
Property, plant and equipment and inventory	(237,422)	(225,510)
Goodwill	(34,343)	(28,983)
Other	(35,408)	(69,310)

Total future income tax liabilities	(307,173)	(323,803)

Net future income tax liability	$(27,716)	$(137,189)

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the generation of future taxable income during the years in which the temporary differences are deductible. Management considers the scheduled reversals of future income tax liabilities, the character of the income tax assets and the tax planning strategies in place in making this assessment. To the extent that management believes that the realization of future income tax assets does not meet the more likely than not realization criterion, a valuation allowance is recorded against the future tax assets.

     Total income tax expense (reduction) varies from the amounts that would be computed by applying the statutory income tax rate to the income before income taxes for the following reasons:

	2002	2001

Statutory income tax rate	38.6%	41.7%

Income tax expense (reduction) on income (loss) before income taxes and non-controlling interest	$75,683	$(218,726)
Increase (decrease) in income taxes resulting from:
Change in the valuation allowance for future income tax assets	(32,058)	104,649
Adjustments to future income tax assets and liabilities for changes in substantively enacted tax rates	(13,243)	114,858
Non-deductible depreciation and amortization	462	5,859
Non-taxable portion of gain on sales of subsidiaries and other investments	(398)	(15,535)
Non-deductible expenses and portion of capital losses	736	14,587
Non-taxable/non-deductible components of debt repayments and other items	(21,626)	(5,944)
Non-deductible portion of losses from investments accounted for by the equity method	19,419	17,120
Non-taxable portion of gain on disposition of AT&T Canada Deposit Receipts	(174,542)	–
Non-deductible portion of writedown of investments	58,089	12,760
Large Corporations Tax	12,748	13,422

Income tax expense (reduction)	$(74,730)	$43,050

     As at December 31, 2002, the Company has the following non-capital income tax losses available to reduce future years’ income for income tax purposes:

Income tax losses expiring in the year ending December 31:
2003	$122,287
2004	504,696
2005	166,989
2006	66,222
2007	345,911
2008	581,982
2009	160,213

$1,948,300

15.	EARNINGS (LOSS) PER SHARE

The following table sets forth the calculation of basic and diluted earnings (loss) per share:

	2002	2001

Numerator:
Net income (loss) for the year	$312,032	$(464,361)
Dividends on Series B and Series E Preferred Shares	–	(14)
Distribution on Convertible Preferred securities, net of income tax (Note 11(C))	(20,262)	(18,612)
Accretion of Preferred Securities, net of income tax (Note 11(C))	(27,592)	(32,181)
Accretion of Collateralized Equity Securities (Note 11(C))	(19,745)	–
Dividends accreted on Convertible Preferred securities, net of income tax	(19,177)	(18,360)

Basic income (loss) for the year	225,256	(533,528)
Effect of dilutive securities:
Preferred Securities, net of income tax	29,822	–

Diluted income (loss) for the year	$255,078	$(533,528)

	2002	2001

Denominator (in thousands):
Weighted average number of shares outstanding – basic	213,570	208,644
Effect of dilutive securities:
Employee stock options	3,614	–
Convertible securities	136	–
Cable Atlantic (Note 3(A)(ii))	1,329	–
Preferred Securities	88,870	–

Weighted average number of shares outstanding – diluted	307,519	208,644

Earnings (loss) per share:
Basic	$1.05	$(2.56)
Diluted	0.83	(2.56)

For 2002, the effect of potentially dilutive securities, including the Convertible Debentures and the Convertible Preferred securities, were excluded from the computation of diluted earnings per share as their effect is anti-dilutive. In addition, certain options that are anti-dilutive were excluded from the calculation.

     For 2001, the effect of potentially dilutive securities, including the equity instruments described in Note 11(B), was excluded from the computation of diluted earnings per share as they were anti-dilutive to the basic loss per share. The contingent shares to be issued on the Cable Atlantic acquisition (Note 3(A)(ii)) were excluded in 2001 as their effect was anti-dilutive.

16.	PENSIONS

The Company maintains both contributory and non-contributory defined benefit pension plans that cover most of its employees. The plans provide pensions based on years of service, years of contributions and earnings. The Company does not provide any non-pension post-retirement benefits.

     Actuarial estimates are based on projections of employees’ compensation levels at the time of retirement. Maximum retirement benefits are primarily based upon career average earnings, subject to certain adjustments. The most recent actuarial valuations were completed as at January 1, 2001.
     The estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide for these benefits at December 31 are as follows:

	2002	2001

Plan assets, at fair value	$307,231	$331,834
Accrued benefit obligations	336,267	308,492

Excess (deficiency) of plan assets over accrued benefit obligations	(29,036)	23,342
Unrecognized transition asset and experience gains	(67,880)	(61,143)
Unamortized past service and net actuarial loss	114,014	57,000

Deferred pension asset	$17,098	$19,199

Pension fund assets consist primarily of fixed income and equity securities, valued at market value. The following information is provided on pension fund assets:

	2002	2001

Plan assets, beginning of year	$331,834	$382,193
Actual return (loss) on plan assets	(21,326)	(42,613)
Contributions by employees	13,426	10,795
Benefits paid	(16,703)	(18,541)

Plan assets, end of year	$307,231	$331,834

Accrued benefit obligations are outlined below:

	2002	2001

Accrued benefit obligations, beginning of year	$308,492	$275,065
Service cost	12,649	12,334
Interest cost	22,835	20,988
Benefits paid	(16,703)	(18,541)
Employee contributions	13,426	10,795
Plan amendments and actuarial loss (gains)	(4,432)	7,851

Accrued benefit obligations, end of year	$336,267	$308,492

Net plan expense is outlined below:

	2002	2001

Plan cost:
Service cost	$12,649	$12,334
Interest cost on accrued benefit obligations	22,835	20,988
Return on plan assets	(27,241)	(31,211)
Amortization of transition asset and net gain from past experience	(6,142)	(1,240)

Net plan expense	$2,101	$871

Actuarial assumptions:

	2002	2001

Weighted average discount rate for accrued benefit obligations	7.00%	7.00%
Weighted average rate of compensation increase	5.00%	5.00%
Weighted average expected long-term rate of return on plan assets	8.25%	8.25%

17.	SEGMENTED INFORMATION

A.	Operating Segments

The Company provides wireless services, cable services and, through Media, radio and television broadcasting and the publication of magazines and periodicals. All of these operating segments are substantially in Canada. Information by operating segment for the years ended December 31, 2002 and 2001 are as follows:

				Corporate
				items and	Consolidated
2002	Wireless	Cable	Media	eliminations	total

Operating revenue	$1,965,927	$1,596,401	$810,805	$(50,088)	$4,323,045
Operating, general and administrative expenses	1,438,240	1,032,921	723,170	(12,900)	3,181,431

Operating income (loss) before the following	527,687	563,480	87,635	(37,188)	1,141,614
Management fees	11,006	31,745	10,773	(53,524)	–
Other expense (recovery)	(12,331)	5,850	–	–	(6,481)
Depreciation and amortization	457,133	484,225	33,291	6,809	981,458

Operating income (loss)	71,879	41,660	43,571	9,527	166,637
Interest on long-term debt	(195,150)	(208,345)	(13,477)	(74,307)	(491,279)
Intercompany:
Interest expense	–	(4,987)	(54,854)	59,841	–
Dividends	–	5,447	63,534	(68,981)	–
Gain on disposition of AT&T Canada Deposit Receipts	–	–	–	904,262	904,262
Loss on sale of other investments	–	–	–	(565)	(565)
Writedown of investments		(11,136)	–	(289,848)	(300,984)
Loss from investments accounted for by the equity method	–	–	(2,481)	(98,136)	(100,617)
Gain (loss) on repayment of long term debt	30,997	(20,880)	–	–	10,117
Foreign exchange gain (loss)	6,410	(3,090)	107	2,784	6,211
Investment and other income (expense)	417	(3,886)	208	5,550	2,289
Income tax reduction (expense)	(5,258)	146,387	(840)	(65,559)	74,730
Non-controlling interest	–	–	–	41,231	41,231

Net income (loss) for the year	$(90,705)	$(58,830)	$35,768	$425,799	$312,032

PP&E expenditures, net	$564,552	$650,871	$42,692	$3,868	$1,261,983

Goodwill acquired	$92,157	$–	$94,914	$–	$187,071

Identifiable assets	$3,185,004	$3,806,778	$1,453,579	$79,142	$8,524,503

				Corporate
				items and	Consolidated
2001	Wireless	Cable	Media	eliminations	total

Operating revenue	$1,753,145	$1,433,029	$721,710	$4,772	$3,912,656
Operating, general and administrative expenses	1,341,200	916,224	653,404	49,307	2,960,135

Operating income (loss) before the following	411,945	516,805	68,306	(44,535)	952,521
Management fees	10,684	28,781	10,677	(50,142)	–
Other expense	–	60,436	13,078	–	73,514
Depreciation and amortization	382,608	433,829	42,977	28,970	888,384

Operating income (loss)	18,653	(6,241)	1,574	(23,363)	(9,377)
Interest on long-term debt	(190,529)	(162,590)	(4,882)	(72,310)	(430,311)
Intercompany:
Interest expense	(13,515)	(12,036)	(94,268)	119,819	–
Dividends	–	32,228	109,014	(141,242)	–
Gain on sale of other investments	–	16,195	–	7,058	23,253
Writedown of investments	–	(26,000)	–	(35,200)	(61,200)
Loss from investments accounted for by the equity method	–	–	(274)	(81,356)	(81,630)
Gain on sale of subsidiaries	–	17,807	33,391	35,000	86,198
Foreign exchange loss	(35,086)	(1,451)	–	(41,311)	(77,848)
Investment and other income (expense)	2,730	698	(3,505)	26,470	26,393
Income tax reduction (expense)	(6,945)	(5,315)	(1,713)	(29,077)	(43,050)
Non-controlling interest	–	–	–	103,211	103,211

Net income (loss) for the year	$(224,692)	$(146,705)	$39,337	$(132,301)	$(464,361)

PP&E expenditures, net	$654,457	$749,747	$18,782	$(2,239)	$1,420,747

Goodwill acquired	$–	$216,733	$156,213	$35,927	$408,873

Identifiable assets	$3,055,895	$3,661,722	$1,589,113	$503,649	$8,810,379

B. Product Revenue

Revenue from external customers is comprised of the following:

	2002	2001

Wireless:
Wireless voice	$1,699,180	$1,515,301
Messaging and data	60,083	56,542
Equipment sales	206,664	181,302

	1,965,927	1,753,145
Cable:
Cable	1,095,736	1,043,069
Internet	242,635	166,528
Video store operations	258,030	223,432

	1,596,401	1,433,029
Media:
Advertising	422,627	383,281
Circulation and subscriber	121,094	69,690
Retail	202,219	192,112
Other	64,865	76,627

	810,805	721,710
Corporate eliminations	(50,088)	4,772

	$4,323,045	$3,912,656

18. RELATED PARTY TRANSACTIONS

The Company entered into the following related party transactions:

A.     The Company has entered into certain transactions in the normal course of business with AT&T Wireless Services Inc. (“AWE”), a shareholder of a subsidiary company, and with certain broadcasters in which the Company has an equity interest as follows:

	2002	2001

Roaming revenue billed to AWE	$13,910	$12,397
Roaming expenses paid to AWE	(18,028)	(18,867)
Fees paid to AWE for over air activation	(680)	–
Programming rights acquired from the Blue Jays	(12,377)	(5,200)
Access fees paid to broadcasters accounted for by the equity method	(16,949)	(13,559)
Financing fees and interest on loan to fund spectrum licences paid to AWE	–	(7,481)

	$(34,124)	$(32,710)

These transactions are recorded at the exchange amount, being the amount agreed to by the related parties.

B.     The Company has entered into certain transactions with companies, the partners or senior officers of which are directors of the Company and/or its subsidiary companies. During 2002, total amounts paid by the Company to these related parties aggregated $12.8 million (2001 – $8.8 million), and included charges for legal services, brokerage and investment advisory fees related to financing transactions, and premiums for insurance coverage.

C.     As part of the arrangement with Blue Jays Holdco and RTL, Blue Jays Holdco is to pay dividends at a rate of 9.167% per annum on the Class A Preferred Shares that RTL holds of Blue Jays Holdco. During 2002, the Company satisfied the dividend by transferring income tax loss carryforwards to RTL (Note 6(A)).

19. FINANCIAL INSTRUMENTS

A. Fair Values

The Company has determined the fair values of its financial instruments as follows:

i.     Cash and cash equivalents, accounts receivable, amounts receivable from employees under share purchase plans, mortgages and loans receivable and accounts payable and accrued liabilities:

     The carrying amounts in the consolidated balance sheets approximate fair values because of the short-term nature of these instruments.

ii.     Investments:

The fair values of investments, which are publicly traded, are determined by the quoted market values for each of the investments (Note 6). Management believes that the fair values of other investments are not significantly different from their carrying amounts.

iii.     Long-Term Debt:

The fair values of each of the Company’s long-term debt instruments are based on the year-end trading values.

iv.     Interest Exchange Agreements:

The fair values of the Company’s interest exchange agreements and cross-currency interest rate exchange agreements are based on values quoted by the counterparties to the agreements.
     The estimated fair values of the Company’s long-term debt and related interest exchange agreements as at December 31, 2002 and 2001 are as follows:

	2002		2001

	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Liability (asset):
Long-term debt	$5,869,701	$5,617,465	$5,378,922	$5,470,677
Cross-currency interest rate exchange agreements	(182,230)	(350,502)	(388,565)	(459,415)

	$5,687,471	$5,266,963	$4,990,357	$5,011,262

     Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

B. Other Disclosures

i.     The credit risk of the interest exchange agreements and cross-currency interest rate exchange agreements arises from the possibility that the counterparties to the agreements may default on their obligations under the agreements in instances where these agreements have positive fair value to the Company. The Company assesses the creditworthiness of the counterparties in order to minimize the risk of counterparty default under the agreements. All of the portfolio is held by financial institutions with a Standard & Poors rating (or the equivalent) ranging from A+ to AA.

ii.     The Company does not require collateral or other security to support the credit risk associated with the interest exchange agreements and cross-currency interest rate exchange agreements due to the Company’s assessment of the creditworthiness of the counterparties.

iii.     The Company does not have any significant concentrations of credit risk related to any financial asset.

20. COMMITMENTS

A.     In the ordinary course of business and in addition to the amounts recorded on the Consolidated Balance Sheets and disclosed elsewhere in the Notes, the Company has entered into agreements to acquire broadcasting rights to programs and films over the next two years at a total cost of approximately $94.6 million.

B.     The Company has a 33.33% interest in each of Tech TV Canada, Biography Channel Canada and MSNBC Canada, along with a 9.9% interest in the Mystery Channel, all of which are equity accounted investments. The Company has committed to fund its share of the losses and PP&E expenditures, in these new channels, to a maximum of $10.8 million, through equity financing and shareholder loans. As at December 31, 2002, the Company has funded a total of $5.6 million.

C.     Pursuant to CRTC regulation, the Company is required to make contributions to the Canadian Television Fund (“CTF”), which is a cable industry fund designed to foster the production of Canadian television programming. Contributions to the CTF are based on a formula, including gross broadcast revenues and the number of subscribers. The Company may elect to spend a portion of the above amount for local television programming and may also elect to contribute a portion to another CRTC-approved independent production fund. The Company estimates that its total contribution for 2003 will amount to approximately $32.0 million.

D.     The future minimum lease payments under operating leases for the rental of premises, distribution facilities, equipment and microwave towers and commitments for other contracts at December 31, 2002 are as follows:

Year ending December 31:
2003	$122,437
2004	105,241
2005	94,163
2006	81,541
2007	62,475
2008 and thereafter	88,995

$554,852

Rent expense for 2002 amounted to $118.0 million (2001 – $111.9 million).

21. CONTINGENT LIABILITIES

There exist certain claims and potential claims against the Company, none of which is expected to have a material adverse effect on the consolidated financial position of the Company.

22. CANADIAN AND UNITED STATES ACCOUNTING POLICY DIFFERENCES

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States differs from that applied in Canada.

     If United States GAAP were employed, the net income (loss) in each year would be adjusted as follows:

	2002	2001

Net income (loss) for the year based on Canadian GAAP	$312,032	$(464,361)
Gain on sale of cable systems (B)	(4,028)	(7,605)
Pre-operating costs (C)	12,580	103
Interest on equity instruments (D)	(92,372)	(92,427)
Capitalized interest (E)	7,837	17,665
Goodwill amortization (G)	–	(775)
Impact of adoption of FAS 133 (H)	–	(32,072)
Financial instruments (H)	125,963	64,030
Stock-based compensation (I)	(1,892)	(1,279)
Other	9,872	3,386
Non-controlling interest	(42,508)	(22,732)
Income taxes (J)	22,394	85,174

Net income (loss) based on United States GAAP	$349,878	$(450,893)

Basic earnings (loss) per share based on United States GAAP	$1.64	$(2.16)
Diluted earnings (loss) per share based on United States GAAP	1.23	(2.16)

The cumulative effect of these adjustments on the consolidated shareholders’ equity of the Company is as follows:

	2002	2001

Shareholders’ equity based on Canadian GAAP	$1,404,035	$2,304,291
Gain on sale and issuance of subsidiary shares to non-controlling interest (A)	46,245	46,245
Gain on sale of cable systems (B)	128,993	133,021
Pre-operating costs (C)	(20,004)	(32,584)
Equity instruments (D)	(584,022)	(1,836,480)
Capitalized interest (E)	32,581	24,744
Unrealized holding gain on investments (F)	17,611	624,585
Acquisition of Cable Atlantic (G)	34,673	34,673
Financial instruments (H)	157,921	31,958
Stock-based compensation (I)	1,173	3,065
Other	(18,217)	(28,089)
Income taxes (J)	(253,567)	(369,842)
Non-controlling interest effect of adjustments	(101,574)	(59,066)

Shareholders’ equity based on United States GAAP	$845,848	$876,521

The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company are described below:

A. Gain on Sale and Issuance of Subsidiary Shares to Non-controlling Interest

Under United States GAAP, the carrying value of the Company’s investment in Wireless would be lower than the carrying value under Canadian GAAP as a result of certain differences between Canadian and United States GAAP as described herein. This results in an increase to the gain on sale and dilution under United States GAAP.

B. Gain on Sale of Cable Systems

Under Canadian GAAP, the cash proceeds on the non-monetary exchange of the cable assets in 2000 were recorded as a reduction in the carrying value of fixed assets. Under United States GAAP, a portion of the cash proceeds received must be recognized as a gain in the consolidated statements of income on an after-tax basis. The gain amounted to $40.3 million before income taxes.
     Under Canadian GAAP, the after-tax gain arising on the sale of certain of the Company’s cable television systems in prior years was recorded as a reduction of the carrying value of goodwill acquired in a contemporaneous acquisition of certain cable television systems. Under United States GAAP, the Company included the gain on sale of the cable television systems in income, net of related future income taxes.
     As a result of these transactions, amortization expense under United States GAAP was increased in subsequent years.

C. Pre-operating Costs

Under Canadian GAAP, the Company defers the incremental costs relating to the development and pre-operating phases of new businesses and amortizes these costs on a straight-line basis over periods up to five years. Under United States GAAP, these costs are expensed as incurred.

D. Equity Instruments

Under Canadian GAAP, the Convertible Preferred securities are classified as shareholders’ equity and the related interest expense is recorded as a distribution from retained earnings. Under United States GAAP, these securities are classified as long-term debt and the related interest expense is recorded in the consolidated statements of income.
     Under Canadian GAAP, the Preferred securities were classified as shareholders’ equity and until September 2002 the related interest expense was recorded as a distribution from retained earnings. Under U.S. GAAP, the Preferred securities were classified as long-term debt and the related interest expense was recorded in the consolidated statement of income.
     Under Canadian GAAP, the proceeds from the Collateralized Equity Securities were classified as shareholders’ equity. Under United States GAAP, these securities were recorded as long-term debt and recorded at their fair value at December 31, 2001. Adjustments to the fair value at each reporting date are recorded as a charge to the consolidated statements of income.

E. Interest Capitalization

United States GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP.

F. Unrealized Holding Gain on Investments

United States GAAP requires that certain investments in equity securities that have readily determinable fair values be recorded in the consolidated balance sheets at their fair values. The unrealized holding gains and losses from these investments, which are considered to be “available-for-sale securities” under United States GAAP, are included as a separate component of shareholders’ equity and comprehensive income, net of related future income taxes.
     As at December 31, 2002 and 2001, this amount represents the Company’s accumulated other comprehensive income.

G. Acquisition of Cable Atlantic

United States GAAP requires that shares issued in connection with a purchase business combination be valued based on the market price at the announcement date of the acquisition. Canadian GAAP requires that shares issued in connection with a purchase business combination be valued based on the market price at the consummation date of the acquisition. Accordingly, the Class B Non-Voting shares issued in respect of the acquisition of Cable Atlantic were recorded at $35.4 million more under United States GAAP than under Canadian GAAP. This resulted in an increase to goodwill in this amount, with a corresponding increase to contributed surplus in the amount of $35.4 million. Further, goodwill amortization under United States GAAP in 2001 was increased by $0.8 million.

H. Financial Instruments

Under Canadian GAAP, the Company accounts for its cross-currency interest rate exchange agreements and interest exchange agreements as hedges of specific debt instruments. Under United States GAAP, these instruments are not accounted for as hedges as a result of adopting the new pronouncement entitled “Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”), effective January 1, 2001. As a result, the Company has recorded the net excess of the fair values of the cross-currency interest rate exchange agreements and interest rate exchange agreements over the carrying values of these instruments as at December 31, 2000, being $18.4 million, as a cumulative transition adjustment to net income under United States GAAP. The Company has also recorded a cumulative transition adjustment to write-off the net balance of the deferred foreign exchange as at December 31, 2000, being $20.7 million, that arose upon redesignation of certain of the Company’s cross-currency interest rate exchange agreements. Further, the Company has recorded $29.7 million as a cumulative transition adjustment to net income, which represents the excess of the fair value of the long-term debt to which the derivative instruments relate (the “hedged debt”) over its carrying value. Therefore, the net cumulative transition adjustment under SFAS 133 to the loss for the year ended December 31, 2001 under United States GAAP was a charge to the net loss of $32.1 million. The adjustment to long-term debt is being amortized to net income under United States GAAP over the remaining effective life of the related long-term debt. In addition, under United States GAAP, long-term debt is being recorded at the year-end rate of exchange.
     Therefore, for the years ended December 31, 2002 and 2001, under United States GAAP, the Company has recorded the change in the fair values of the cross-currency interest rate exchange agreements since January 1, 2001, the change in long-term debt due to changes in foreign currency and the amortization of the adjustment to its long-term debt as discussed above.

I.	Stock-Based Compensation

Under United States GAAP, options issued to non-employees must be measured at the fair value at grant dates and recorded as deferred compensation expense and shareholders’ equity. The fair value must be remeasured at each reporting date until vesting is complete, with corresponding adjustments to the deferred compensation expense. The deferred compensation is recognized as compensation expense over the vesting period of the options. As a result of the Blue Jays not being consolidated with the results of the Company, options which were granted to employees of the Blue Jays in 2001 are treated as if they were granted to non-employees.
     The Company measures compensation expense relating to employee stock option plans for United States GAAP purposes using the intrinsic value method specified by APB Opinion No. 25, which in the Company’s circumstances would not be materially different from compensation expense as determined under Canadian GAAP.

J.	Income Taxes

Included in the caption “Income taxes” is the tax effect of various adjustments where appropriate and the impact of substantively enacted rate changes that would not have been recorded under United States GAAP until enacted. Under Canadian GAAP, future income tax assets and liabilities are remeasured for substantively enacted rate changes, whereas under United States GAAP, future income tax assets and liabilities are only remeasured for enacted tax rates.

K.	Capital Stock

United States GAAP requires the disclosure of the liquidation preference of capital stock. All series of Preferred shares of the Company share equally in the distribution of assets upon liquidation, in priority to the Class A Multiple Voting and Class B Non-Voting shares.

L.	Operating Income Before Depreciation and Amortization

United States GAAP requires that depreciation and amortization and other expense (recovery) be included in the determination of operating income and does not permit the disclosure of a subtotal of the amount of operating income before these items. Canadian GAAP permits the disclosure of a subtotal of the amount of operating income before these items.

M.	Statements of Cash Flows

i.     Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital items in the consolidated statements of cash flows. United States GAAP does not permit this subtotal to be included.

ii.     Canadian GAAP permits bank advances to be included in the determination of cash and cash equivalents in the consolidated statements of cash flows. United States GAAP requires that bank advances be reported as financing cash flows. As a result, under United States GAAP the increase in cash and cash equivalents in 2002 in the amount of $9.7 million (2001 – decrease of $281.9 million) reflected in the consolidated statements of cash flows would be decreased by $23.9 million (2001 – decreased by $15.0 million) and cash flows under the heading “Financing Activities” would be decreased by $23.9 million (2001 – decreased by $15.0 million).

N.	Statement of Comprehensive Income

United States GAAP requires the disclosure of a statement of comprehensive income. Comprehensive income generally encompasses all changes in shareholders’ equity, except those arising from transactions with shareholders.

	2002	2001

Net income (loss) based on United States GAAP	$349,878	$(450,893)
Other comprehensive income, net of income taxes:
Unrealized holding gains arising during the year	17,611	106,252
Unrealized holding losses arising during the year	–	(56,804)
Realized gains included in income	(747,231)	(18,254)
Realized losses included in income	238,921	–

Comprehensive loss based on United States GAAP	$(140,821)	$(419,699)

O.	Other Disclosures

United States GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accrued liabilities included in accounts payable and accrued liabilities as at December 31, 2002 were $850.2 million (2001 – $789.4 million). At December 31, 2002 and 2001, accrued liabilities in respect of interest and the CRTC commitment each individually exceeded 5% of current liabilities.
     Effective January 1, 2002, the Company adopted the Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards (“SFAS”) No. 145 which rescinded SFAS No. 4. Accordingly gains and losses from the extinguishment of debt are no longer classified as extraordinary items under United States GAAP.

P.	Stock-Based Compensation Disclosures

For options granted to employees, had the Company determined compensation costs based on the fair values at grant dates of the stock options granted by RCI and Wireless consistent with the method prescribed under SFAS No. 123, the Company’s net income (loss) and earnings per share would have been reported as the pro forma amounts indicated below:

	2002	2001

Net income (loss) in accordance with United States GAAP as reported	$349,878	$(450,893)
Stock-based compensation expense	(39,414)	(30,567)

Pro forma net income (loss)	$310,464	$(481,460)

Basic earnings (loss) per share	$1.64	$(2.16)
Effect of stock-based compensation	(0.19)	(0.15)
Pro forma basic earnings (loss) per share	1.45	(2.31)

Diluted earnings (loss) per share	$1.23	$(2.16)
Pro forma diluted earnings (loss) per share	1.10	(2.31)

See Note 12 for further details of stock-based compensation.

Q.	Recent United States Accounting Pronouncements

In June 2001, the U.S. FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company is required and plans to adopt the provisions of SFAS 143 for the year ending December 31, 2003. To accomplish this, the Company must identify all legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations on the date of adoption. The determination of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be required to develop processes to track and monitor these obligations. Because of the effort necessary to comply with the adoption of SFAS 143, it is not practicable for management to estimate the impact of adopting this Statement at the date of this report.
     In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) which is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 requires that a liability be recognized for exit or disposal costs only when the liability is incurred, as defined in the FASB’s conceptual framework rather than when a company commits to an exit plan, and that the liability be initially measured at fair value. The Company expects the adoption of this standard will affect the timing of recognizing liabilities and the amount recognized, in respect of future exit activities, if any.
     In November 2002, the FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires the recognition of a liability by a guarantor at the inception of certain guarantees entered into or modified after December 31, 2002. FIN 45 requires the guarantor to recognize a liability for the non-contingent component of certain guarantees; that is, it requires the recognition of a liability for the obligation to stand ready to perform in the event that specified triggering events or conditions occur. The initial measurement of this liability is the fair value of the guarantee at inception. The Company is currently estimating the impact of adopting the recognition requirements of FIN 45.
     In January 2003, the FASB issued Interpretation No. 46 “Consolidation of Variable Interest Entities” (“FIN 46”). Its consolidation provisions are applicable for all newly created entities created after January 31, 2003, and is applicable to existing variable interest entities as of the beginning of the Company’s third quarter beginning July 1, 2003. With respect to entities that do not qualify to be assessed for consolidation based on voting interests, FIN 46 generally requires a company that has a variable interest(s) that will absorb a majority of the variable interest entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both to consolidate that variable interest entity. For periods prior to FIN 46’s effective date, certain disclosures will be required if it is reasonably possible that the Company will have a significant variable interest in or be the primary beneficiary of a variable interest entity when FIN 46 guidance is effective. The Company is currently estimating the impact of adopting the requirements of FIN 46.
     In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus regarding EITF Issue 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. The consensus addresses not only when and how an arrangement involving multiple deliverables should be divided into separate units of accounting but also how the arrangement’s consideration should be allocated among separate units. The pronouncement is effective for the Company commencing with its 2003 fiscal year. The Company is currently estimating the impact of adopting EITF 00-21.

FIVE-YEAR FINANCIAL SUMMARY

Years ended December 31
(thousands of dollars, except per share amounts)	2002	2001	2000	1999	1998

Income and Cash Flow
Revenue
Cable	$1,596,401	$1,433,029	$1,291,161	$1,148,519	$1,027,037
Wireless	1,965,927	1,753,145	1,639,104	1,418,579	1,287,574
Media	810,805	721,710	681,023	607,604	538,164
Corporate / Telecom	(50,088)	4,772	–	–	31,103

	4,323,045	3,912,656	3,611,288	3,174,702	2,883,878

Operating Profit[1]
Cable	563,480	516,805	457,777	411,205	398,689
Wireless	527,687	411,945	410,924	422,328	395,142
Media	87,635	68,306	77,390	77,252	65,705
Telecom	–	–	–	–	12,659
Corporate	(37,188)	(44,535)	(28,366)	(16,957)	(17,096)

	1,141,614	952,521	917,725	893,828	855,099

Net Income (loss)[3]	$312,032	$(464,361)	$127,520	$977,916	$481,084

Cash flow from operations[2]	$642,433	$470,471	$770,781	$495,200	$304,974
PP&E expenditures	$1,261,983	$1,420,747	$1,212,734	$832,423	$658,479

Average Class A and Class B shares outstanding (000’s)	213,570	208,644	203,761	189,805	178,580
Per Share
Net income (loss)	$1.05	$(2.56)	$0.37	$5.01	$2.53
Balance Sheet
Assets
Fixed assets	$5,051,998	$4,717,731	$4,047,329	$3,539,160	$3,234,634
Goodwill and other intangible assets	2,315,734	2,134,925	1,601,433	1,379,582	1,414,600
Investments	223,937	1,047,888	972,648	554,241	674,615
Other assets[3]	932,834	909,835	1,127,190	683,627	593,958

	$8,524,503	$8,810,379	$7,748,600	$6,156,610	$5,917,807

Liabilities and Shareholders’ Equity (Deficiency)
Long-term debt	$5,687,471	$4,990,357	$3,957,662	$3,594,966	$5,254,044
Accounts payable and other liabilities	1,272,745	1,192,165	1,232,463	1,016,754	1,059,897
Future income taxes	27,716	137,189	145,560	138,803	112,437
Non-controlling interest[3]	132,536	186,377	88,683	132,459	–
Shareholders’ equity (deficiency)[3]	1,404,035	2,304,291	2,324,232	1,273,628	(508,571)

	$8,524,503	$8,810,379	$7,748,600	$6,156,610	$5,917,807

1.	Operating profit is defined as operating profit before depreciation, amortization, interest, income taxes, non-operating items and non-recurring items.

2.	Cash flow from operations before changes in working capital amounts.

3.	Restated for the change in accounting of foreign exchange translation.

QUARTERLY COMPARISON 2002

(thousands of dollars, except per share amounts)	Dec. 31	Sept. 30	June 30	Mar. 31

Income Statement
Operating Revenue
Cable	$422,446	$404,422	$389,060	$380,473
Wireless	525,652	520,233	481,716	438,326
Media	233,023	187,395	213,570	176,817
Corporate items and eliminations	(14,124)	(12,945)	(12,035)	(10,984)

	1,166,997	1,099,105	1,072,311	984,632

Operating profit[1]
Cable	156,328	139,771	136,067	131,314
Wireless	123,148	160,906	132,782	110,851
Media	34,468	18,804	30,129	4,234
Corporate items and eliminations	(10,483)	(8,717)	(10,630)	(7,358)

	303,461	310,764	288,348	239,041
Other expense (recovery)	5,850	–	–	(12,331)
Depreciation & amortization	251,836	246,534	247,227	235,861

Operating income	45,775	64,230	41,121	15,511
Interest on long-term debt	(131,502)	(133,107)	(118,035)	(108,635)
Other income (expense)	798,569	(48,692)	(216,923)	(12,241)
Income tax reduction (expense)	(31,832)	11,564	105,365	(10,367)
Non-controlling interest	17,145	6,241	(324)	18,169

Net Income (loss) for the Period	698,155	(99,764)	(188,796)	(97,563)

Net income (loss) per share – Basic	$3.22	$(0.68)	$(0.96)	$(0.53)

Operating profit margin %[1]
Cable	37.0	34.6	35.0	34.5
Wireless	23.4	30.9	27.6	25.3
Media	14.8	10.0	14.1	2.4
Consolidated	26.0	28.3	26.9	24.3
Other Statistics
Cash flow from operations[2] ($)	$168,679	$173,344	$174,415	$125,995
Property, plant and equipment expenditures ($)	$389,925	$305,359	$324,656	$242,043

1.	Operating profit is defined as operating profit before depreciation, amortization, interest, income taxes, non-operating items and non-recurring items.

2.	Cash flow from operations before changes in working capital amounts.

QUARTERLY COMPARISON 2001

(thousands of dollars, except per share amounts)	Dec. 31	Sept. 30	June 30	Mar. 31

Income Statement
Operating Revenue
Cable	$371,837	$360,645	$353,621	$346,926
Wireless	455,329	454,994	438,730	404,092
Media	212,237	164,225	186,835	158,413
Corporate items and eliminations	22	804	475	3,471

	1,039,425	980,668	979,661	912,902

Operating profit[1]
Cable	132,736	130,277	128,681	125,111
Wireless	91,488	123,843	102,729	93,885
Media	25,416	12,382	28,122	2,386
Corporate items and eliminations	(8,866)	(8,732)	(10,231)	(16,706)

	240,774	257,770	249,301	204,676
Other expense (recovery)	57,052	500	6,165	9,797
Depreciation & amortization	240,494	216,060	219,616	212,214

Operating income	(56,772)	41,210	23,520	(17,335)
Interest on long-term debt	(119,864)	(108,391)	(103,417)	(98,639)
Other income (expense)	(3,418)	(45,048)	24,626	(60,994)
Income tax reduction (expense)	(25,842)	(2,767)	(7,670)	(6,771)
Non-controlling interest	32,157	24,629	9,642	36,783

Net Income (loss) for the Period	(173,739)	(90,367)	(53,299)	(146,956)

Net income (loss) per share – Basic	$(0.88)	$(0.53)	$(0.35)	$(0.80)

Operating profit margin %[1]
Cable	35.7	36.1	36.4	36.1
Wireless	20.1	27.2	23.4	23.2
Media	12.0	7.5	15.1	1.5
Consolidated	23.2	26.3	25.4	22.4
Other Statistics
Cash flow from operations[2] ($)	$80,627	$146,778	$144,199	$98,867
Property, plant and equipment expenditures ($)	$405,101	$328,403	$370,417	$316,826

1.	Operating profit is defined as operating profit before depreciation, amortization, interest, income taxes, non-operating items and nonrecurring items.

2.	Cash flow from operations before changes in working capital amounts.

Two Sections, One Annual Report

This year we are adopting a new approach to our annual report – it will be presented in two sections: a company overview and a separate financial section. This will enable us to print and make available the financial section much earlier in the year. We will use this opportunity to print the financial section on thinner paper, helping to save both the environment and distribution costs. The company overview section, along with the financial section and other materials for the 2003 shareholder meeting, will be distributed during the first week of May 2003 for the annual shareholder meeting scheduled for May 30, 2003. We hope this format is convenient for you, and we welcome your ideas for making it better.

Contact Information:

Rogers Communications
Inc. Investor Relations
333 Bloor Street East, 10th floor
Toronto, ON
416.935.7777

www.rogers.com

www.rogers.com